OLD MUTUAL

Old Mutual plc
3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER
Tel: +44 (0)20 7569 0100 Fax: +44 (0)20 7569 0200 www.oldmutual.com

Securities and Exchange Commissi
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

19 December 2002

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 29 July 2002:

- OM plc's interim results for the six months ended 30 June 2002;
- Announcement by OM plc dated 12 August 2002 relating to its interim dividend for the six months to 30 June 2002;
- Media release by Nedcor Limited dated 13 August 2002 relating to its bid for the minority shareholding in Nedcor Investment Banking Holdings Limited ("NIB") not already owned by it;
- Announcement by OM plc dated 10 September 2002 regarding dealings in the ordinary shares of Nedcor Limited by Mr Richard Laubscher, CEO of Nedcor Limited and executive director of OM plc;
- Media release by OM plc dated 16 September 2002 regarding a successful application by Gerrard Private Bank to open a representative office in South Africa and to operate there as a foreign investment manager;
- Announcement by OM plc dated 25 September 2002 that Old Mutual Life Assurance Company (South Africa) had acquired a further 500,000 ordinary shares in Nedcor Limited;
- Announcement by Nedcor Limited dated 30 September 2002 of the approval of the scheme of arrangement proposed by Nedcor between NIB and its minority shareholders;
- Currency conversion rates announced on 4 October 2002 for the interim dividend payable on shares in OM plc for the six months ended 30 June 2002;
- Announcement by OM plc dated 8 October 2002 reporting the sanctioning by the High Court of South Africa of the scheme of arrangement proposed by Nedcor between NIB and its shareholders;

OLD MUTUAL

- Announcement by OM plc dated 9 October 2002 outlining changes to the board of directors of Nedcor Limited following its merger with BoE;
- Announcement by OM plc dated 14 October 2002 relating to discussions regarding a possible sale of GNI Holdings Limited;
- Release by OM plc dated 21 October 2002 relating to assets under management at its US asset management businesses as at 30 September 2002;
- Announcement by OM plc dated 21 October 2002 regarding an agreement reached with Man Group plc for the sale of GNI Holdings Limited;
- Media release by Nedcor Limited dated 28 October 2002 concerning integration and rebranding plans following its acquisition of BoE;
- Announcement by OM plc dated 6 November 2002 concerning the completion of the sale of GNI Holdings Limited to Man Group plc;
- Announcement by OM plc dated 11 November 2002 regarding a conditional sale agreement entered into between OM plc and Secure Trust Banking Group plc for the latter to acquire Old Mutual Securities Limited;
- Pre-close trading update dated 21 November 2002 issued by Nedcor Limited;
- Announcement by OM plc dated 22 November 2002 regarding the resignation of Edmond Warner, Chief Executive, Old Mutual Financial Services, following the sale of various UK subsidiaries;
- Update on trading and pre-close statement by Old Mutual plc dated 25 November 2002;
- Announcement by Nedbank Limited dated 27 November 2002 regarding a proposed offer for subscription of 100,000,000 non-redeemable non-cumulative preference shares in order to increase its primary capital;
- Announcement dated 5 December 2002 by Nedcor Limited of recipt of approval from the South African Minister of Finance under section 54 of the Banks Act for various restructuring transactions;
- Announcement by OM plc dated 5 December 2002 of a conditional agreement to sell King & Shaxson Bond Brokers Limited to Phillips Securities;
- Announcement by OM plc dated 6 December 2002 concerning the appointment of Hasan Askari as Deputy Chairman of Old Mutual Financial Services; and
- Announcement by Nedbank Limited dated 18 December 2002 of a change in the listing date for its preference share issue.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc







OLD MUTUAL PLC

INTERIM REPORT 2002

OLD MUTUAL

OLD MUTUAL PLC IS AN INTERNATIONAL FINANCIAL SERVICES GROUP, WHOSE ACTIVITIES ARE FOCUSED ON ASSET GATHERING AND ASSET MANAGEMENT.

Highlights

- Operating profit*: £381m (2001: £455m), a decrease of 16% in Sterling
  R6,059m (2001: R5,195m), an increase of 17% in Rand
- Operating earnings per share*: 5.8p (2001: 7.2p**), a decrease of 19% in Sterling
  92.9c (2001: 82.4c**), an increase of 13% in Rand
- Record life premiums of £2.7bn (2001: £1.4bn) and record life sales of £288m annual premium equivalent (2001: £132m)
- Net fund inflows of $1.5bn for our US asset management business
- Value of new life business: £58m (2001: £28m**), an increase of 107% in Sterling
  R927m (2001: R319m**), an increase of 191% in Rand
- Acquisition of BoE Limited by Nedcor Limited successfully completed in July and integration now underway
- Group return on equity of 17%
- Embedded value: £3,775m (31 December 2001: £3,522m), an increase of 7% in Sterling
  R59,814m (31 December 2001: R61,364m), a decrease of 3% in Rand
- Interim dividend of 1.7p (2001: 1.7p) maintained, representing an increase of 21% in Rand***

Jim Sutcliffe, Chief Executive, commented:
"These are solid results, given the depressed state of world stock markets. We are making good progress in our strategy to internationalise the Group. In particular, our US life operations grew quickly and there were overall positive cash flows at our US asset management business.

Our South African life businesses showed good new business growth and, at Nedcor, the acquisition of BoE is expected to bring substantial benefits to shareholders.

We do not expect market conditions to improve in the second half of 2002, but the diversity of our operations provides both a defence against difficult markets and the opportunity to take advantage of growth areas."

12 August 2002

Wherever the items asterisked in the Highlights are used, whether in the Highlights, the Chief Executive's statement or the Business review, the following apply:
** Operating profit is based on a long term investment return before goodwill amortisation, write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return. Operating profit for the six month period ended 30 June 2002 includes the release of a £25m (R400m) exceptional general risk provision at Nedcor. Operating earnings per share are similarly based, but are also after tax and minority interests.*

*** Operating earnings per share for the first half of 2001 have been restated (from 7.8p and 89.3c respectively) to incorporate a revised policy for the recognition of deferred tax in accordance with Financial Reporting Standard (FRS) 19. The value of new life business in the first half of 2001 has been restated (from £27m and R310m respectively) in respect of transfers from the Guaranteed Capital Fund that were not previously categorised as new business premiums.*

**** Indicative only, based on 26.9c, being the Rand equivalent of 1.7p converted at the exchange rate prevailing on 30 June 2002. The actual amount to be paid by way of interim dividend to holders of shares on the South African branch register will be by reference to the exchange rate prevailing at the close on 3 October 2002, as determined by the Company, and will be announced on 4 October 2002.*

Contents

Chief Executive's statement

Old Mutual delivered solid results in the first half of 2002, despite the impact of volatile equity markets. Our increased internationalisation is proving its worth, as our US businesses in particular performed well, with our US life business expanding rapidly and our US asset management earnings being maintained despite the difficult market.

Operating earnings per share were down 19% at 5.8p (2001: 7.2p) compared to the same period last year, after a 28% decline in the average R/£ exchange rate when reported in Sterling. In Rand, they were up 13% to 92.9c (2001: 82.4c). Assets under management fell only 7% from 31 December 2001 to £133bn – a satisfactory result in difficult markets, particularly in the USA, where 65% of our managed assets are located. Operating return on shareholders' equity was a very creditable 17% during the period.

Our embedded value improved to 100p per share at 30 June 2002. Value of new business reached £58m (R927m), an increase of over 100% compared to the equivalent period in 2001. 60% of gross life premiums written came from our US life business, which delivered an excellent result as the market turned in its favour. Before debt, our embedded value was divided 53% South Africa, 35% USA and 12% UK and Rest of World.

Our 53% owned banking subsidiary, Nedcor, successfully completed the acquisition of BoE Limited in South Africa in July – part of our strategy of participation in consolidation of the South African financial services sector. We sold NWQ in the USA, the sale being completed on 1 August 2002, as well as two other US asset management affiliates, as we continued to tidy up our US asset management holdings.

SOUTH AFRICA

Sales at Old Mutual South Africa were up 21% over the equivalent period in 2001, and were in line with the level seen in the second half of last year. In particular, we had much improved regular premium Employee Benefit sales, as more rational pricing returned to the market. The productivity of Personal Financial Advisers (our agency force) improved sharply, although the number of our agents grew more slowly than we had hoped. Bancassurance annual premium equivalent sales increased 35%, and we continue to expect more growth from this source. Value of new business was R403m, a gain of 36% on the first half of last year. New business margins increased to 25%, but were down 2% from the year ended 31 December 2001. We continue to offer our customers very competitive returns on the back of consistent performance from our South African asset management subsidiary.

Operating profit was in line with that for the equivalent period last year in Rand terms. Investment losses, particularly those caused by higher interest rates, together with higher costs for US$-based computer software both reduced profits. The underlying return on equity was within our target range, at 21%.

Nedcor produced good underlying growth in its asset base and profit. Its operating profit was impacted by translation losses on its integrated assets outside South Africa caused by the strengthening of the Rand during the six months, but these were partially offset by the release of a R400m exceptional general risk provision established by Nedcor at 31 December 2001 in anticipation of currency exchange-related bad debts which did not materialise. Nedcor's return on equity met our target at 21%. We have written down Nedcor's holding in Dimension Data Holdings plc further to reflect its market value at 30 June 2002. Nedcor signed its contract with Swisscard for the provision of credit card servicing, and this is expected to begin to generate income in the second half.

Our 51% owned general insurance subsidiary, Mutual & Federal Insurance Company Limited, produced another good set of results with an underwriting profit of R32m, despite higher reinsurance costs and claims inflation.

USA

Our US asset management results demonstrated the value of our diversified portfolio of fund managers and our orientation towards value-style investment management. Assets under management at our retained operations declined by only 3.2%, despite the S&P 500 Index falling by 14% and the Nasdaq Composite Index by 25%. Net client inflows were $1.5bn. Investment performance exceeded the benchmark for 85% of our clients over 3 years. Particularly good results were achieved at Dwight, our fixed income manager, Barrow, Hanley, Mewhinney & Strauss, our Dallas based firm which sub-advises a key Vanguard fund, and Pacific Financial Research, our Los Angeles based deep value manager. Pilgrim Baxter's growth-oriented funds struggled, but its marketing efforts for funds sub-advised by some of our other firms were successful, adding $1.3bn to funds under management at 30 June 2002. Return on investment remains at about 7%.

Our US life insurance business had a highly successful first half. Single premium sales for the period topped $2.2bn and annual premium equivalent sales were $251m, more than triple the volumes at time of purchase and accounting for 60% of the Group's worldwide life sales. Customer conservatism favoured our bond-based product range over equity mutual funds, and low short term interest rates favoured our 5-10 year bond based products over bank CDs. Margins expanded a little, as the growth in volumes spread the fixed expenses of the business over a bigger base. Further margin improvement through expense cutting measures was delayed to cope with the high volume of business. Default experience in the business's bond portfolio remained within the parameters built in at the time of purchase, and was offset in part by trading gains. Smoothed operating profit jumped from $19m in the second half of last year (after meeting $13m of transition costs) to $48m, with the underlying increase being 50%. Most of the assets of Fidelity & Guaranty Life are now managed by Dwight, and improved yields were achieved on the portfolio, while maintaining an "A" average credit quality. Return on equity was 9%.

Chief Executive's statement continued

UK AND REST OF WORLD

Trading conditions in the UK have been difficult, with the FTSE 100 Index falling by 11% over the period. Nevertheless, Gerrard made a small profit and started to implement a profit improvement plan under its new management team. There was a small outflow of client funds at Gerrard, with expenses running at an annual rate some £10m less than last year. Old Mutual Asset Managers (UK) was one of the few firms in the market to attract net new funds, and we continue to invest in its development. Volumes of business at GNI benefited from volatility in the market in the second quarter.

FINANCE

Our gearing ratio, at 33%, improved from the 2001 year end level of 35%. We successfully issued a €400m bond in April, and renewed an enlarged $600m revolving credit facility in July. As a result our cash position remains strong. At the end of May we successfully placed the shares in Old Mutual held by the St Paul group as part of the purchase of Fidelity & Guaranty Life, and raised a small amount of capital at the same time. This removed a potential overhang from the market.

The solvency ratios of our key businesses are robust, with excess assets equivalent to 2.6 times statutory capital at our South African life business, a capital adequacy ratio of 11.2% at Nedcor, and a solvency ratio in excess of 70% at Mutual & Federal.

We have also been able to provide the capital required to support the exceptional growth of our US life business from the proceeds of the share issue mentioned above and from the sale of NWQ.

DIVIDEND

We have shown our confidence in the Group's prospects by maintaining the interim dividend at 1.7p per share. The indicative Rand equivalent is 26.9c, based on the exchange rate at 30 June 2002, but the actual Rand and other overseas currency equivalents will be determined by the Company by reference to the exchange rates prevailing on 3 October 2002 and announced to the markets on 4 October 2002. The dividend will be paid on 29 November 2002 to shareholders on the register at the close of business on 18 October 2002. Further details of the interim dividend are contained in the Business review attached.

OUTLOOK

Having endured negative equity markets and adverse currency movements in the last twelve months, the solid results produced so far in 2002 show the inherent strength of the Group and the benefit of its international strategy as it faces the future. The bedding down of recent acquisitions is well under way. We do not expect any significant improvement in conditions in the second half of 2002, but the diversity of our operations makes us well placed for difficult markets, and allows us to take advantage of growth opportunities where they occur. We continue to reduce expenses to help offset the effects of declining markets, and our South African businesses remain a powerful base for our strategy of internationalisation.

Jim Sutcliffe
Chief Executive

12 August 2002

Business review

GROUP SUMMARY FINANCIAL PERFORMANCE

The Group's results in Sterling have been impacted by the weakening of the average Rand:Sterling exchange rate from R11.42 in the first half of last year to R15.88 in the current reporting period. This has had the effect of reducing operating profit (after tax and minority interests) for the period ended 30 June 2002 by £71 million. Operating earnings per share of 5.8p decreased by 19% from 7.2p in 2001.

Group value of new business of £58 million increased from £28 million in the equivalent period in 2001, primarily due to a contribution of £31 million from our US life business in the first six months of 2002.

The Group's embedded value in Sterling has, however, benefited from a strengthening in the Rand:Sterling exchange rate from R17.43: £1 at 31 December 2001 to R15.85:£1 at 30 June 2002. As a result, embedded value increased from £3,522 million at the beginning of the year to £3,775 million (or 100p per share) at 30 June 2002.

Equity markets throughout the world declined significantly in July 2002, particularly the FTSE/JSE AFRICA ALSI, which decreased 13% during the month. This has not affected Group capital, but has decreased our embedded value by 5% to approximately £3.6 billion, or 95p per share.

TAXATION

The Group's effective tax rate (based on the tax charge as a proportion of smoothed operating profit) reduced marginally to 27.8% from 28.1%, restated to incorporate revised deferred tax provisions in accordance with FRS 19. The rate benefited from a reduction in Secondary Tax on Companies in South Africa, offset in part by the greater profit contribution from our US businesses.

DIVIDEND

The Board has declared an interim dividend of 1.7p per share, which will be paid on 29 November 2002 to shareholders on the register at the close of business on 18 October 2002. The equivalent of this dividend in the local currencies of South Africa, Malawi, Namibia and Zimbabwe will be determined by the Company on 3 October 2002 and will be announced to the markets on 4 October 2002. Our shares will trade ex dividend from the opening of business on 14 October 2002 on the JSE Securities Exchange South Africa and the Malawi, Namibian and Zimbabwe Stock Exchanges and from the opening of business on 16 October 2002 on the London Stock Exchange. No dematerialisation or rematerialisation of shares within the South African STRATE system may take place between 14 October 2002 and 18 October 2002 (both dates inclusive).

INTERIM REVIEW REPORT BY KPMG AUDIT PLC

The original version of the review report on the interim results signed by our auditors, KPMG Audit Plc, is available for inspection at our registered office at 3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER.

SOUTH AFRICA

LIFE ASSURANCE

Summary financial performance

The total annual premium equivalent (APE) for the period was R1,624 million, 21% ahead of the corresponding period last year, while the value of new business at R403 million was 36% higher. The average margin on new business increased from 22% to 25% of APE although it has reduced 2% from 31 December 2001.

Our South African life business operating profit, before long term investment return, of R1,541 million, was 2% down on the R1,565 million recorded in the same period last year.

The value of in-force life business of R9.2 billion has reduced by 3% from R9.5 billion at the beginning of the year. This is primarily attributable to negative net cash flows of R2.3 billion during the period.

The life company's capital has decreased marginally to R34 billion at 30 June 2002, mainly due to small negative returns earned on shareholders' funds. This capital is sufficient to provide cover of 2.6 times the statutory capital adequacy requirement of R13.2 billion.

Individual Business

Financial performance

New business volumes for Individual Business have been strong in the first half of 2002, consistent with those in the second half of 2001. The new business APE of R1,270 million was 11% above the R1,140 million reported in the first half of 2001. Recurring premium business was up a pleasing 23%, driven primarily by the sale of Investment Horizons and Greenlight products, launched in November 2000 and May 2001 respectively, and the re-pricing of the Group Schemes business funeral product range in the second half of 2001. Single premium business was down 5% (but including South African investment into the Old Mutual International offshore product range using the R750,000 individual offshore investment allowance, it was down only 2%). The volatility of the Rand and uncertainty in global investment markets adversely impacted the growth in single premiums.

The value of new business was up 19% from R219 million to R261 million as a result of higher new business volumes.

Operating profit, before long term investment return, of R1,096 million was 1% up on the same period last year. Operating profit for the period was adversely affected by less favourable investment performance than in the first half of the prior year.

Business development

The customer segmentation strategy launched in 2001 has brought increased focus and improved customer service. Significant progress has been made in the product offerings to the mass affluent market during the first half of the year, with the reorganisation of the Private Wealth management business and the launch of Fairbairn Capital in July 2002. Dollar and Sterling denominated life, endowment and investment contracts were launched to satisfy the demand from Private Wealth clients using their R750,000 offshore investment allowance, through our Guernsey operation.

Distribution capability has continued to grow across all income segments, with the total sales force up by 10% from the first half of 2001. Productivity has also improved in the first half of the year, which has resulted in increased distribution efficiency and has positioned the business favourably to move forward.

Further progress has been made in bancassurance initiatives with Nedcor. A Nedbank branded life-wrapped savings product was successfully developed and launched, and sales in bank branches by bank staff are progressing well, as are the advisor sales in Nedbank and Peoples Bank. Total bancassurance APE was up 35% on the same period last year.

Outlook
Individual Business is leading the way in product development, and additional product launches are expected to take place during the second half of the year. Broker sales relationships are expected to continue to develop and the agency sales force to increase, with a strong focus on productivity and growing the business in South Africa.

Group Business
Financial performance
The new business APE of R354 million for Group Business was up 77% from R200 million in the first half of 2001, driven by substantially higher recurring premiums, and with single premiums up 19%. The value of new business at R142 million was 84% up on the R77 million reported in the same period last year. The average margin of 40% is slightly above the 39% for the equivalent period last year.

Operating profit, before long term investment return, at R445 million was 7% down on the first half of 2001, mainly due to the additional costs of implementing a new administration platform and due to lower investment returns on the portfolio backing the risk business.

Business development
During the first half of the year good progress has been made towards securing a number of significant pensioner liability outsourcing arrangements. Investment in new information technology systems has continued during 2002 and, with the implementation of the new administration system, Group Business is in an excellent position to capture new business and retain existing business. Development work to date has created the opportunity to move several significant existing clients on to new platforms offering additional functionality and product features, and two major full-service clients are currently being migrated.

Outlook
The systems and product development of the last two years have created an environment where unit cost reduction can be delivered together with increased product functionality and revenue opportunities. These, together with the strong capital position of the life company, should enable Group Business to continue to target new clients, as well as leveraging its existing client base.

ASSET MANAGEMENT
Fund management
Fund management operations in South Africa include Old Mutual Asset Managers (South Africa) (OMAM(SA)), Old Mutual Unit Trusts (OMUT), Old Mutual Properties, Galaxy Portfolio Services and Old Mutual Specialised Finance.

Summary financial performance
Our South African asset management operating profit was R207 million, compared to R206 million in the same period last year. The negative impact of changes to industry guidelines and practice in relation to trading activities in the unit trust industry has been offset by higher asset levels.

Total funds managed in South Africa grew by 2% from R261 billion to R266 billion over the six months.

Business volumes through our web-based unit trust dealing system, Fundsnet, were disappointing, and the decision to close this operation took effect in the first half of this year.

Investment performance
OMAM(SA)'s investment performance relative to its peers and to index-related benchmarks showed considerable improvement during the first half. OMAM(SA) was placed second out of the ten major asset management firms in the Alexander Forbes Large Managers' Watch survey for its returns on third party discretionary balanced-fund clients. Performance for the general life funds for the year to date remains above benchmark and ahead of peers.

Outlook
Recent weakness in the global and South African equity markets has directly affected absolute return levels. The institutional asset management industry remains competitive, but despite this OMAM(SA) has seen increased activity in new business.

BANKING
Financial performance
Operating profit from our banking operations of R2,035 million increased by 6% from R1,918 million in the first half of 2001. Nedcor's contribution to these results was R2,080 million (2001: R1,970 million), offset by a R45 million (2001: R52 million) loss from Old Mutual Banking Services.

Following a turbulent and unsettled period in the earlier part of 2002, the South African banking industry has recently shown a return to stability. Nedcor made a significant contribution towards this by successfully concluding a merger with BoE Limited with effect from 2 July 2002. In these difficult market circumstances Nedcor performed well at core level, while the development of key alliances continued. Core earnings, excluding all translation gains and losses and exceptional general risk provision movements, grew by 18% to R1,560 million (2001: R1,317 million), comprising a solid 21% growth in South African operations and 8% growth in international operations.

Nedcor's headline earnings were again significantly influenced by the volatility in the Rand exchange rate, with the large translation gains of last year becoming translation losses this year. Notwithstanding this, headline earnings grew by 3% to R1,524 million (2001: R1,485 million), including translation losses of R436 million (2001: translation profits of R168 million), but offset by the release of the R400 million exceptional general risk provision prudently raised at 31 December 2001.

Total advances grew by 14%, despite a reduction of R7 billion in Rand-translated offshore advances. Net interest income grew by a more muted 10%. Non-interest revenue, excluding translation gains and exceptional items, grew strongly by 26% to R2,690 million (2001: R2,141 million). The foundation for this increase was pleasing volume-driven growth of 16% in commission and fees, which rose to R1,761 million (2001: R1,520 million).

The credit climate held steady during 2002, despite increased interest rates, and the arrears trend has again shown an improvement. At 31 December 2001, as a consequence of the substantial depreciation in the value of the Rand and the then prevailing uncertain business environment, the general risk provision was prudently supplemented by R400 million to cover unidentified but inherent risks that may have resulted from these exceptional events. This provision has been reversed in full at 30 June 2002, given that the Rand has strengthened and economic conditions have stablilised.

The market value of Nedcor's investment in 103 million shares in Dimension Data Holdings plc, listed on the London Stock Exchange, has declined further and has been marked to market at its 30 June 2002 price of R6.45 per share, down from R14.50 at 31 December 2001. The net write-down of R690 million after taxation includes related translation losses and the release of a deferred tax credit of R140 million provided last year against corresponding translation gains.

Business development
In addition to the merger with BoE, Nedcor continues to develop and invest in its key growth strategies. Good progress continues to be made with the integration of its banking alliances. These include the partnerships with Capital One, Imperial Bank, JD Group, Old Mutual, Pick 'n Pay and the empowerment groupings in Peoples Bank. Over the past five years its strategy has enabled it to increase its domestic market share in total banking assets from 15.7% to 18.3% prior to the merger with BoE, and to 23.3% including BoE.

Another strategic objective is to leverage Nedcor's core processing competence in the international arena and so create a recurring low-risk external income stream. Good progress has been made and the Swisscard outsourcing contract is expected to begin generating income in the second half.

BoE
The merger with BoE has been the most significant recent event at Nedcor. All requirements and conditions precedent relating to the merger were successfully met, and BoE Limited became a wholly owned subsidiary of Nedcor with effect from 2 July 2002. This followed unanimous BoE management and board support, and 98% shareholder support, for Nedcor's R7.5 billion offer, which was partly funded from the raising in July of South Africa's largest private sector bond issue of R4 billion. The merger with BoE fits ideally into Nedcor's growth strategy and most of BoE's business units align well with those of Nedcor. In addition, Nedcor's scalable technology platforms will benefit from the volume increases introduced by BoE, and there is potential for significant cost synergies from the merging of duplicated services.

The merger with BoE is also the catalyst for achieving a Nedcor groupwide restructuring and realignment. Management is highly cognisant of the integration risks flowing from the merger and has reorganised responsibilities and resources to ensure that some are dedicated solely to the merger process, while most continue to devote their full attention to ongoing operations. Integration milestones are being set and will be announced to the market in the near future.

Outlook
The solid performance of Nedcor's core business positions it well for the future, given an improving South African environment and the long awaited arrest in the decline in interest margins of the last few years. The BoE merger is being structured to enhance these prospects. Following many years of significant technology investment, the merger with BoE provides the enlarged Nedcor Group with even better opportunities for leveraging advantages of scale to increase efficiencies and reduce costs. Furthermore, offshore processing is poised to build its contribution of recurring income to meaningful levels over the medium to long term. Nedcor's strategy and alliances have assisted it in gaining market share in recent years. This will now be augmented by the addition of BoE products. Given continued growth in its core business and alliances, stable credit and interest rate conditions and a successful integration with BoE, Nedcor anticipates positive results for the remainder of 2002 and beyond.

GENERAL INSURANCE

Mutual & Federal

Financial performance
Operating profit, including long term investment return, from our 51% owned South African general insurance operation, Mutual & Federal Insurance Company Limited (Mutual & Federal), of R308 million, represented an increase of 12% from R274 million in the first half of 2001.

Mutual & Federal returned an underwriting result of R32 million under UK GAAP for the period, compared to R11 million for the equivalent prior year period. This was an excellent result in a difficult trading environment, and reflects the improvement in the operating ratio from 98.7% to 97.7%. Gross premium income of R2.6 billion was 11% higher than in the first half of last year, while net premiums earned increased 9% from the equivalent period in 2001, reflecting higher levels of reinsurance and increased reinsurance costs.

Underwriting profitability was improved through stringent risk selection and withdrawal from unprofitable business. As a result premium growth has been modest, although positively affected by the consolidation of the premium book following the CGU acquisition in 2000. Management focus on control over claims and expenditure has also contributed to the improved result. The solvency margin, being the ratio of net assets to net premiums, remained high and was in excess of 70% in Rand terms at 30 June 2002.

Business development
The full integration of the CGU business with that of Mutual & Federal was completed successfully by December 2001, and the synergy benefits and savings from increased staff productivity are currently being realised. Integration and conversion work in respect of the acquired Sentrasure and FGI Namibia operations are progressing positively and these businesses are expected to be substantially integrated by the end of the year.

Outlook
Looking ahead Mutual & Federal is cautiously optimistic about the prospects for the balance of the year. Although certain portfolios remain underrated further corrective action is planned and, together with other improved underwriting measures, are expected to yield a profitable result. Effective control of expenses and improved productivity following the integration of CGU continued to benefit the organisation and will be a positive factor in the period ahead.

UNITED STATES
ASSET MANAGEMENT

Financial performance
Operating profit of $88 million from our US asset management business decreased by 5% from $92 million for the equivalent period in 2001. A strong focus on head office costs, overall robust fund performance and positive net fund flows were offset by negative market performance in the period under review. The securities markets remained challenging, with a 14% decline in the S&P 500 Index and a 25% decrease in the Nasdaq Composite Index during the first six months of 2002.

Funds under management, including funds managed for Old Mutual's US life business, were $141 billion at the end of the period, compared to $150 billion at the beginning of the year. During the six months, although net fund inflows of $1.5 billion were received, this was offset by the divestiture and transfer of funds of $5.4 billion and market-related declines of $4.8 billion. The resilience to difficult equity market conditions reflected in these results underline the benefits to the Group of the diversity of its US asset management operations, as well as the contribution of value-oriented funds and fixed-income products.

Superior relative fund performance continued to be a hallmark of our US investment management business, with a majority of products outperforming their benchmarks over one- and three-year periods. At 30 June 2002, eighteen of the group's forty-four mutual fund portfolios rated by Morningstar carried four- and five-star ratings. On an asset-weighted basis, the four- and five-star funds managed by our US firms represented more than 65% of their total mutual fund assets rated by Morningstar at the close of the period.

Business development
The senior management team was significantly strengthened in April with the addition of a Chief Operating Officer and a Head of Sales, Marketing and Product Development. Both are experienced and well-respected industry professionals who aim to build on the Group's broad investment capabilities to increase market share. Branding initiatives involving website improvements and mutual fund administration were also successfully completed in the first half of the year.

Outlook
The US asset management firms offer an exceptional breadth of high quality investment products to a diverse client base. Their strategy for the remainder of the year is to continue to reduce overhead expenses and reallocate resources to support planned marketing and distribution synergies. These include sub-advisory relationships using the Pilgrim Baxter retail platform, the new centralised wrap entity and managing assets for our life assurance business. Financial results in the second half of the year will continue to be affected by trends in the equity and fixed income markets.

Old Mutual Asset Managers (US) (OMAM(US))

Financial and fund performance
Operating profit from the seven affiliates within OMAM(US) of $31 million compared to $32 million for the equivalent period in 2001. Overall, these firms benefited from a market preference for fixed income products and value-style equity investments, offset by adverse market movements.

Funds under management of $78.1 billion at the end of the period have increased by 2% from $76.7 billion at the beginning of the year. These funds include those managed by Dwight Asset Management on behalf of the Group's US life business. Fund performance during the period was impacted by negative market movements of $1.7 billion, or 2% of opening funds under management. OMAM(US) recorded net fund inflows of $3.1 billion.

Outlook
As part of its strategy to expand distribution capabilities, on 1 August 2002 OMAM(US) transferred ownership of NWQ, a value-oriented equity fund manager with $7.4 billion of funds under management, to The John Nuveen Company (Nuveen) for $120 million and entered into a strategic alliance to sub-advise future investment products sponsored and distributed by Nuveen. NWQ contributed $6.5 million to operating profit and $1.1 billion in net fund inflows during the six months ended 30 June 2002.

OMAM(US)'s multi-style, multi-product offerings have potential attractions for other financial services organisations that have broad distribution but need to supplement their existing product lines. To leverage its asset management capabilities, OMAM(US) has established a centralised marketing and service entity focused on "wrap accounts" for external financial services firms. Led by the Head of Sales, Marketing and Product Development, the team is working closely with the OMAM(US) firms to generate new business.

Pilgrim Baxter & Associates

Financial and fund performance
Operating profit from Pilgrim Baxter of $16 million decreased by 45% from $29 million in the equivalent period in 2001, primarily due to market-driven declines in growth-oriented investment products.

Funds under management of $8.9 billion at the end of the period decreased 29% from $12.6 billion at the beginning of the year. The firm recorded net fund outflows of $1.2 billion, or 10% of opening funds under management during the period, and market declines further reduced funds under management by $2.5 billion.

Business development
Pilgrim Baxter is the primary distribution platform for the Group's mutual fund business in the USA, including recently established funds sub-advised by other firms within the asset management group. Pilgrim Baxter attracted assets of $1.3 billion for these portfolios during the first six months of 2002.

In March 2002, we negotiated terms to acquire the residual 20% revenue-share interest of Pilgrim Baxter through the payment of $175 million plus an earn-out over five years if profit growth exceeds 7.5% per annum. The restructuring strengthens our position in the sizeable US retail asset management market and further aligns our interests with Pilgrim Baxter's principals in maximising future growth and profits.

Old Mutual Strategic Affiliates

Financial and fund performance
Operating profit from the eleven firms that comprise Old Mutual Strategic Affiliates amounted to $25 million for the first half of 2002, compared to $14 million in the same period last year. Transaction fees on property-related deals boosted revenues by $7 million during the period. Highly rated funds managed by Pacific Financial Research (PFR), a well-regarded value manager, contributed significantly to these positive results recording positive net fund inflows of more than $2.5 billion for the period. Funds under management for this group as a whole of $36.6 billion at the end of the period decreased by 2%, compared to $37.5 billion at the beginning of the year.

Business development
The Old Mutual Strategic Affiliates firms provide high quality breadth and depth to product offerings, and economic agreements with many of the affiliates are being restructured in order better to align mutual interests. For these firms, the advantages of working with Pilgrim Baxter and OMAM(US) are significant.

Old Mutual Financial Affiliates

Financial and fund performance

Operating profit of $17 million in the first half of 2002 compared to $18 million in the equivalent period in 2001.

Funds under management of $17.6 billion at the end of the period declined 24% from $23.1 billion at the beginning of the year. The opening balance included $5.3 billion of funds managed by Suffolk Capital Management and CS McKee & Company, both of which were divested at the beginning of the year. Market performance during the period reduced funds by $0.7 billion, which was offset by net fund inflows of $0.5 billion.

Business development

The firms in Old Mutual Financial Affiliates are held as financial investments with operational and investment autonomy. These affiliates have a range of options, including remaining indefinitely within the group or aligning with an external organisation. The process of working with the affiliates is collaborative, keeping in mind the needs and interests of each firm's clients, principals and employees.

LIFE ASSURANCE

Financial performance

Our US life group's new business APE of $251 million was up by 107% from $121 million in the second half of 2001, driven by significantly higher fixed annuity sales. On a gross basis, sales increased to $2.2 billion in the period from $871 million in the previous six months.

Operating profit at $48 million was 50% up on the second half of 2001 ($32 million before transition items related to the purchase of Fidelity & Guaranty Life (F&G)). The business written was profitable, with the value of new business at $45 million compared to $19 million in the second half of 2001. US life has contributed 53% to the Group's total value of new business in the first half of 2002. New business margins increased from 15% in the second half of 2001 to 18% in this period. The value of in-force life business of $432 million increased by 10% from $394 million at the beginning of the year.

On a funds flow basis, our US life business attracted $1.9 billion in net policyholder cash inflows in the first half of 2002, up 166% from the preceding six months. Total invested assets increased from $6.4 billion at 31 December 2001 to $8.3 billion at 30 June 2002.

The US life investment portfolio has suffered, along with other bond investors, due to write-offs and impairments. Write-offs totalled $29.2 million in the period. US life is working closely with our OMAM(US) asset manager, Dwight Asset Management Company, to manage these risks. Our US life business makes allowance for anticipated bond defaults in pricing its products.

The US life group has benefited from our ownership, which is perceived in the market as giving it a secure future. The key insurance rating agency, AM Best, has this year reaffirmed F&G's 'A' credit rating, and removed it from review status.

Business development

First half sales reached record levels. A portion of the increase reflects a general market shift in consumer preference to fixed annuity products and an increase in life assurance sales. Additional success can be attributed to confidence in F&G's competitive positioning and secure future, leading to an increase in market share. F&G has deepened its relationships with many agencies and recruited a record number of new agents during the period.

Sales volume was also enhanced through multiple distribution channels. The relatively new channel of bank-distributed products sold $675 million, while F&G's core brokerage channel sold $1.3 billion in the period. Our Americom Life brand continues to progress and recruit new agents.

The first half of the year saw our US life business' operations and servicing teams expand to include new partners to assist our agents. This included the creation of an additional sales support centre located in Lincoln, Nebraska. Underwriting capacity was also enhanced through a new underwriting facility to support increased life volumes. In June 2002, F&G saw the successful launch of its first product under Old Mutual's new outsourced administration environment.

Outlook

Our US life business aims to continue to capitalise on current economic conditions and consumer attitudes toward conservative investing that lean towards fixed interest products and life assurance. As stock market volatility continues, fixed interest products will remain a strong component in the US life product portfolio. US life will continue to design and sell products that allow competitive positioning as the US economy changes. To that end, the Group has committed additional capital for US life to take advantage of current favourable conditions. In the first six months of the year, it injected $65 million to support increased sales.

The latter part of the year will see all distribution channels able to offer the products of both F&G and Americom Life. This will allow agents to select from the full range of US life's product portfolio.

UNITED KINGDOM AND REST OF WORLD
ASSET MANAGEMENT

Private Client UK

Financial and fund performance

The integration benefit of operating from a single operating platform from January 2002, together with renewed management focus on expense savings, has reversed the losses incurred by our UK private client business, Gerrard, in the second half of 2001. Gerrard's operating profit of £3 million represents a solid performance against a background of lower commission levels and lower fee-based revenues.

The average number of daily bargains was 6% lower in the first half of 2002 than in the same period of 2001. This, coupled with a slight decrease in the average commission per bargain, has resulted in a 9% decrease in commission revenues compared to the first half of 2001.

During the period, the management of the £1.1 billion Gerrard Investment Funds portfolio was transferred to Old Mutual Asset Managers (UK) Limited (OMAM(UK)). Total funds under management reduced to £14.6 billion, after reflecting this transfer of funds and also market-related movements.

Fee-based revenues, which are primarily driven by the value of funds under management, have decreased by 11% when compared to the equivalent period of 2001, after adjusting 2001 revenues for fees earned on the funds now transferred to OMAM(UK). This compares favourably to the decline of 17% in the average FTSE 100 Index between the first half of 2001 and the first half of 2002.

Business development
Following the successful integration of the UK private client business in the latter half of 2001 and the appointment of a new executive team, Gerrard is focused on positioning the business as the leading UK wealth manager, particularly in the affluent and high net worth segments.

Fund management
Financial and fund performance
Operating profit from our UK and Rest of World fund management businesses was £3 million, compared to £1 million in the same period last year. OMAM(UK) has benefited from managing the additional Gerrard Investment Funds since the beginning of 2002, but the decline in equity markets has also affected financial performance.

Business development
Following the successful launch of the UK Select Smaller Companies Fund in 2001, OMAM(UK) launched the UK Select Mid Cap Fund and UK Select Large Cap Fund in the first half of this year. Both launches were successful in achieving significant fund inflows despite difficult market conditions, and have contributed a total of £35 million of net new funds in the period. OMAM(UK)'s main area of focus for the remainder of the year is on the retail market, predominantly through the UK intermediary channel, and the hedge fund arena through increased products and capabilities, while maintaining its superior performance philosophy.

Management is also carrying out integration programmes to consolidate both the funds range and funds administration following the transfer of Gerrard Investment Funds. The fund administration programme is expected to be completed by the end of 2002 and fund rationalisation by mid 2003.

Other financial services
Financial performance
The Group's UK and Rest of World specialist financial services businesses incurred an operating loss of £1 million, compared to a £3 million operating profit in the first half of 2001. Included in these results are GNI, GNI Fund Management, Old Mutual Securities and the central management and service costs associated with the UK businesses.

GNI has benefited from a strong performance in its contracts for differences (CfDs) and structured equities, which has been partly offset by lack of volatility in the mature foreign exchange and financial futures markets. Its operating profit of £5 million was in line with the equivalent period in 2001.

Business development
At GNI, good progress was made in developing growth opportunities in margined equities businesses with the introduction of European CfD market products during the period. Overall there has been an increase in the size and profitability of its CfD business. Management is focused on developing GNI's structured equity product range, while also implementing a number of cost saving measures and process efficiencies.

Discussions regarding the possible sale of Old Mutual Securities to Beeson Gregory plc were terminated during April 2002, following the latter's receipt of a takeover approach. We remain committed to finding the appropriate means to secure Old Mutual Securities' continued development, whether that is within Old Mutual or as part of another group.

LIFE ASSURANCE
Financial performance
Operating losses, before long term investment, return from our UK and Rest of World life businesses were £5 million compared to a loss of £1 million in the first half of 2001. Excluding start-up costs of £6 million associated with the new life business, Selestia, the operating profit from these businesses was £1 million.

Business development
Selestia offers multi-manager retail investment solutions to the UK market using sophisticated investment tools based on a client's individual attitude to risk. Selestia's fully online business operation represents a prime example of a straight through processing operation, benefiting from the IT skills and resources originally developed in our South African life company.

The business development of Selestia continues, following the successful launch of ISA, PEP and unit trust products in November 2001. While market conditions are difficult for the launch of a new business and the sales environment remains challenging, the Selestia proposition has been well received within the market. In the period, Selestia received FSA approval for its life assurance subsidiary, launched a UK life bond and commenced the distribution of an offshore life bond underwritten by Old Mutual International (Guernsey).

Independent review report by KPMG Audit Plc to Old Mutual plc

Introduction
We have been instructed by the company to review the financial information set out on pages 13 to 32 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

KPMG Audit Plc
Chartered Accountants
London

12 August 2002

Consolidated profit and loss account

for the six months ended 30 June 2002

	Notes	£m 6 months to 30 June 2002	£m 6 months to 30 June 2001 (restated)	£m Year to 31 December 2001 (restated)	Rm 6 months to 30 June 2002	Rm 6 months to 30 June 2001 (restated)	Rm Year to 31 December 2001 (restated)
South Africa							
Technical result		**97**	137	249	**1,541**	1,565	3,085
Long term investment return		**63**	78	148	**1,000**	891	1,830
Life assurance	5(b)(iii)	**160**	215	397	**2,541**	2,456	4,915
Asset management	5(c)	**13**	18	37	**207**	206	458
Banking	5(d)	**99**	135	290	**1,579**	1,525	3,593
General insurance	5(e)	**19**	24	46	**308**	274	570
		291	392	770	**4,635**	4,461	9,536
United States							
Life assurance	5(b)(iii)	**33**	–	13	**524**	–	161
Asset management	5(c)	**60**	64	116	**951**	730	1,437
		93	64	129	**1,475**	730	1,598
United Kingdom and Rest of World							
Life assurance	5(b)(iii)	**(3)**	3	(2)	**(47)**	34	(25)
Asset management	5(c)	**5**	8	(3)	**80**	91	(38)
Banking	5(d)	**29**	33	79	**456**	393	979
		31	44	74	**489**	518	916
		415	500	973	**6,599**	5,709	12,050
Other shareholders' income/(expenses)	5(f)	**(9)**	(10)	(29)	**(143)**	(114)	(359)
Debt service costs		**(25)**	(35)	(67)	**(397)**	(400)	(830)
Write-down of strategic investments	5(f)	**–**	–	(21)	**–**	–	(260)
Operating profit based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return	5(a)	**381**	455	856	**6,059**	5,195	10,601
Goodwill amortisation	10	**(55)**	(69)	(132)	**(873)**	(788)	(1,636)
Goodwill impairment	10	**–**	–	(500)	**–**	–	(6,196)
Write-down of investment in Dimension Data Holdings plc	7	**(52)**	(304)	(269)	**(830)**	(3,467)	(3,334)
Short term fluctuations in investment return	6	**(62)**	94	126	**(980)**	1,073	1,561
Operating profit on ordinary activities before tax		**212**	176	81	**3,376**	2,013	996
Non-operating items	9	**38**	–	–	**603**	–	–
Profit on ordinary activities before tax		**250**	176	81	**3,979**	2,013	996
Tax on profit on ordinary activities	8	**(97)**	(128)	(319)	**(1,540)**	(1,462)	(3,948)
Profit/(loss) on ordinary activities after tax		**153**	48	(238)	**2,439**	551	(2,952)
Minority interests		**(32)**	68	(26)	**(508)**	777	(322)
Profit/(loss) for the financial period		**121**	116	(264)	**1,931**	1,328	(3,274)
Dividends paid and proposed	4	**(63)**	(59)	(172)	**(998)**	(674)	(2,606)
Retained profit/(loss) for the financial period		**58**	57	(436)	**933**	654	(5,880)

Earnings per share				p			c
Operating earnings per share after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return	3	**5.8**	7.2	12.1	**92.9**	82.4	149.1
Basic earnings per share	3	**3.3**	3.4	(7.4)	**52.9**	38.4	(92.2)
Diluted earnings per share	3	**3.2**	3.3	(7.4)	**51.0**	37.6	(92.2)
Dividend per share	4	**1.7**	1.7	4.8	**26.9***	22.2	72.3
Weighted average number of shares – millions		**3,652**	3,457	3,550	**3,652**	3,457	3,550

** Indicative only – the actual amount of the dividend per share in Rand will be determined by reference to the exchange rate prevailing on 3 October 2002 and announced by the Company on 4 October 2002.*

Consolidated statement of total recognised gains and losses

for the six months ended 30 June 2002

	£m 6 months to 30 June 2002	£m 6 months to 30 June 2001 (restated)	£m Year to 31 December 2001 (restated)	Rm 6 months to 30 June 2002	Rm 6 months to 30 June 2001 (restated)	Rm Year to 31 December 2001 (restated)
Profit/(loss) for the financial period	**121**	116	(264)	**1,931**	1,328	(3,274)
Foreign exchange movements	**117**	(5)	(964)	**(2,069)**	77	4,697
Total recognised gains/(losses) relating to the period	**238**	111	(1,228)	**(138)**	1,405	1,423

Reconciliation of movements in consolidated equity shareholders' funds

for the six months ending 30 June 2002

	Notes	£m 6 months to 30 June 2002	£m 6 months to 30 June 2001 (restated)	£m Year to 31 December 2001 (restated)	Rm 6 months to 30 June 2002	Rm 6 months to 30 June 2001 (restated)	Rm Year to 31 December 2001 (restated)
Total recognised gains and losses for the period		**238**	111	(1,228)	**(138)**	1,405	1,423
Dividends paid and proposed	4	**(63)**	(59)	(172)	**(998)**	(674)	(2,606)
		175	52	(1,400)	**(1,136)**	731	(1,183)
Issue of new capital		**39**	–	–	**619**	–	–
Issue of new capital in connection with the acquisition of Fidelity & Guaranty Life		**–**	–	203	**–**	–	2,690
Shares issued under option schemes		**–**	–	5	**–**	–	61
Proceeds from sale of shares previously held to satisfy claims and errors on demutualisation and issue of new shares		**–**	4	3	**–**	46	37
Net addition to/(reduction in) equity shareholders' funds		**214**	56	(1,189)	**(517)**	777	1,605
Equity shareholders' funds at the beginning of the period		**2,470**	3,659	3,659	**43,045**	41,440	41,440
Equity shareholders' funds at the end of the period		**2,684**	3,715	2,470	**42,528**	42,217	43,045

Consolidated balance sheet

at 30 June 2002

	Notes	£m At 30 June 2002	£m At 31 December 2001	£m At 30 June 2001 (restated)	Rm At 30 June 2002	Rm At 31 December 2001	Rm At 30 June 2001 (restated)
Intangible assets							
Goodwill	10	**1,561**	1,580	2,379	**24,734**	27,537	27,034
Insurance and other assets							
Investments		**17,729**	17,300	17,265	**280,918**	301,514	196,189
Assets held to cover linked liabilities		**4,337**	4,415	5,727	**68,720**	76,947	65,078
Reinsurers' share of technical provisions		**351**	463	148	**5,562**	8,069	1,682
Debtors		**9,186**	8,177	9,552	**145,553**	142,514	108,543
Other assets		**1,011**	820	761	**16,019**	14,291	8,649
Cash at bank and in hand		**635**	475	573	**10,062**	8,279	6,511
Prepayments and accrued income		**226**	265	184	**3,581**	4,618	2,091
Total insurance and other assets		**33,475**	31,915	34,210	**530,415**	556,232	388,743
Banking assets							
Cash and balances at central banks		**961**	630	1,294	**15,227**	10,980	14,704
Treasury bills and other eligible bills		**581**	653	619	**9,210**	11,372	7,034
Loans and advances to banks		**468**	649	468	**7,416**	11,313	5,318
Loans and advances to customers		**8,920**	7,797	10,956	**141,338**	135,884	124,497
Debt securities		**724**	725	620	**11,472**	12,648	7,045
Equity securities		**209**	225	317	**3,312**	3,921	3,602
Interest in associated undertakings		**122**	118	217	**1,933**	2,057	2,466
Other assets		**299**	253	398	**4,734**	4,407	4,523
Prepayments and accrued income		**341**	259	417	**5,403**	4,517	4,739
Total banking assets		**12,625**	11,309	15,306	**200,045**	197,099	173,928
Total assets		**47,661**	44,804	51,895	**755,194**	780,868	589,705
Capital and reserves							
Called up share capital		**378**	374	355	**5,989**	6,517	4,034
Share premium account		**551**	516	512	**8,731**	8,993	5,818
Merger reserve		**184**	184	–	**2,915**	3,205	–
Profit and loss account		**1,571**	1,396	2,848	**24,893**	24,330	32,365
Equity shareholders' funds		**2,684**	2,470	3,715	**42,528**	43,045	42,217
Minority interests		**617**	565	904	**9,776**	9,847	10,273
Subordinated liabilities		**21**	22	26	**333**	383	295
Insurance and other liabilities							
Technical provisions		**16,023**	14,480	14,101	**253,886**	252,366	160,235
Technical provisions for linked liabilities		**4,337**	4,415	5,727	**68,720**	76,947	65,078
Provisions for other risks and charges		**428**	341	268	**6,782**	5,944	3,045
Creditors		**10,456**	10,486	11,703	**165,676**	182,757	132,986
Amounts owed to credit institutions	11	**857**	897	741	**13,580**	15,633	8,421
Convertible loan stock	11(a)	**420**	439	448	**6,655**	7,651	5,091
Accruals and deferred income		**170**	234	212	**2,694**	4,079	2,409
Total insurance and other liabilities		**32,691**	31,292	33,200	**517,993**	545,377	377,265
Banking liabilities							
Deposits by banks		**1,144**	1,862	1,708	**18,133**	32,454	19,409
Customer accounts		**8,668**	6,802	10,110	**137,345**	118,550	114,884
Debt securities in issue		**1,060**	986	1,338	**16,790**	17,183	15,204
Other liabilities		**476**	501	637	**7,548**	8,729	7,238
Provision for liabilities and charges		**104**	84	122	**1,648**	1,471	1,386
Subordinated liabilities		**196**	220	135	**3,100**	3,829	1,534
Total banking liabilities		**11,648**	10,455	14,050	**184,564**	182,216	159,655
Total liabilities		**47,661**	44,804	51,895	**755,194**	780,868	589,705

Consolidated cash flow statement

for the six months ended 30 June 2002

	£m			Rm		
	6 months to 30 June 2002	6 months to 30 June 2001	Year to 31 December 2001	**6 months to 30 June 2002**	6 months to 30 June 2001	Year to 31 December 2001
Net cash inflow from operating activities	**608**	759	864	**9,664**	8,669	10,708
Net cash outflow from returns on investments and servicing of finance (including dividends paid to minority interests)	**(41)**	(61)	(183)	**(651)**	(697)	(2,268)
Total tax paid	**(129)**	(232)	(269)	**(2,049)**	(2,650)	(3,334)
Net cash outflow from capital expenditure and financial investment	**(39)**	(57)	(152)	**(619)**	(651)	(1,884)
Net cash inflow/(outflow) from acquisitions and disposals	**80**	(124)	(316)	**1,270**	(1,417)	(3,916)
Equity dividend paid	**(110)**	(108)	(167)	**(1,747)**	(1,233)	(2,070)
Net cash inflow from financing activities	**5**	42	676	**79**	480	8,377
Net cash inflow of the Group excluding long term business	**374**	219	453	**5,947**	2,501	5,613
Cash flows relating to insurance activities were invested as follows:						
Increase in cash holdings	**106**	38	63	**1,677**	434	781
Increase in net portfolio investments	**1**	21	543	**23**	240	6,729
	107	59	606	**1,700**	674	7,510
Cash flows relating to banking activities were invested as follows:						
Increase/(decrease) in cash and balances at central banks	**267**	160	(153)	**4,247**	1,827	(1,897)
Net cash inflow of the Group excluding long term business	**374**	219	453	**5,947**	2,501	5,613
Reconciliation of operating profit to operating cash flow						
Profit from insurance and other activities	**181**	14	7	**2,879**	163	80
Profit from banking activities	**69**	162	74	**1,100**	1,850	916
Profit on ordinary activities before tax	**250**	176	81	**3,979**	2,013	996
Write-down of investment in Dimension Data Holdings plc	**52**	304	269	**830**	3,467	3,334
Unrealised investment losses/(gains)	**35**	129	(103)	**552**	1,473	(1,276)
Insurance and other activities non-cash flow items	**82**	44	947	**1,302**	503	11,741
Banking non-cash flow items	**189**	106	(330)	**3,001**	1,213	(4,087)
Net cash inflow from operating activities	**608**	759	864	**9,664**	8,669	10,708

The cash flows presented in this statement exclude all cash flows relating to policyholder funds for the long term business.

Notes to the financial statements

for the six months ended 30 June 2002

1 BASIS OF PREPARATION AND EFFECT OF RESTATEMENT

The results for the six months to 30 June 2002 and the position at that date have been prepared using accounting policies consistent with those used in the Group 2001 Annual Report, except for the adoption of Financial Reporting Standard 19 "Deferred Tax", the effects of which are described below. These accounting policies are in accordance with the Statement of Recommended Practice on "Accounting for Insurance Business" issued by the Association of British Insurers in December 1998 ("ABI SORP").

Comparative figures have been restated to reflect the adoption of Financial Reporting Standard 19 "Deferred Tax". This requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax. Previously deferred tax was recognised on a partial provision approach. In addition to restating the comparative figures, the cumulative cost of the deferred tax relating to previous years has been recognised as a prior year adjustment.

The change in accounting policy has had no effect on the operating profit after tax or shareholders' funds for the current period. The effect for the year ended 31 December 2001 is an increase in the tax charge of £41 million (R503 million) and no change in shareholders' funds. The effect for the six months ended 30 June 2001 is an increase in the tax charge of £21 million (R240 million) and increase in shareholders' funds of £23 million (R263 million).

The results for the six months ended 30 June 2002 and 2001 are unaudited, but have been reviewed by the auditors whose report is presented on page 11. The auditors have reported on the statutory accounts for the year ended 31 December 2001 and the accounts have been delivered to the Registrar of Companies. The auditors' report in respect of the year ended 31 December 2001 was unqualified and did not contain a statement under section 237 (2) or (3) of the UK Companies Act 1985.

These financial statements do not constitute statutory accounts as described in section 240 of the UK Companies Act 1985.

2 FOREIGN CURRENCIES

The information contained in these financial statements is expressed in both Sterling and South African Rand. This is in order both to meet the legal requirements of Schedule 9A of the UK Companies Act 1985 and to provide the users of the accounts in South Africa with illustrative information. The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to sterling are presented below.

	Rand			US$		
	6 months to 30 June 2002	6 months to 30 June 2001	Year to 31 December 2001	**6 months to 30 June 2002**	6 months to 30 June 2001	Year to 31 December 2001
Profit and loss account (average rate)	**15.8800**	11.4211	12.3923	**1.4445**	1.4405	1.4405
Balance sheet (closing rate)	**15.8451**	11.3634	17.4286	**1.5279**	1.4116	1.4542

Notes to the financial statements continued

for the six months ended 30 June 2002

3 EARNINGS AND EARNINGS PER SHARE

Basic earnings per share is calculated based upon the profit or loss attributable to equity shareholders after the amortisation and impairment of goodwill arising on acquisitions, write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return.

The directors' view is that operating earnings per share derived from operating profit or loss based on a long term investment return and before the amortisation and impairment of goodwill, the write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return provides a better indication of the underlying performance of the Group. A table reconciling operating profit on ordinary activities after tax and minority interests to this underlying measure of earnings is included below.

			£m			Rm
	6 months to 30 June 2002	6 months to 30 June 2001 (restated)	Year to 31 December 2001 (restated)	**6 months to 30 June 2002**	6 months to 30 June 2001 (restated)	Year to 31 December 2001 (restated)
Profit/(loss) on ordinary activities after tax and minority interests	**121**	116	(264)	**1,931**	1,328	(3,274)
Goodwill amortisation net of minority interests	**51**	65	120	**810**	746	1,487
Goodwill impairment	**–**	–	500	**–**	–	6,196
Short term fluctuations in investment return net of tax and minority interests	**39**	(87)	(73)	**619**	(997)	(905)
Non-operating items net of tax	**(20)**	–	–	**(318)**	–	–
Write-down of investment in Dimension Data Holdings plc net of tax and minority interests	**22**	155	144	**350**	1,765	1,788
Operating earnings after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return	**213**	249	427	**3,392**	2,842	5,292

			p			c
Basic earnings per share	**3.3**	3.4	(7.4)	**52.9**	38.4	(92.2)
Goodwill amortisation net of minority interests	**1.3**	1.9	3.4	**22.2**	21.6	41.9
Goodwill impairment	**–**	-	14.1	**-**	-	174.5
Short term fluctuations in investment return net of tax and minority interests	**1.1**	(2.5)	(2.1)	**16.9**	(28.8)	(25.4)
Non-operating items net of tax	**(0.5)**	-	-	**(8.7)**	-	-
Write down of investment in Dimension Data Holdings plc net of tax and minority interests	**0.6**	4.4	4.1	**9.6**	51.2	50.3
Operating earnings per share after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return	**5.8**	7.2	12.1	**92.9**	82.4	149.1

Basic earnings per share is calculated by reference to the profit on ordinary activities after tax and minorities of £121 million (R1,931 million) for the six months ended 30 June 2002 (June 2001: £116 million (R1,328 million); December 2001: loss £264 million (R3,274 million)) and a weighted average number of shares in issue of 3,652 million (June 2001: 3,457 million; December 2001: 3,550 million). This is calculated after taking into account shares held by Employee Share Ownership Plans (ESOPs), which have waived their rights to dividends.

The diluted earnings per share calculation reflects the impact of the shares in the ESOP Trusts, the US Dollar Guaranteed Convertible Bond, and potential issue of shares to satisfy the purchase of the Pilgrim Baxter revenue share.

4 DIVIDEND

			£m			Rm
	6 months to 30 June 2002	6 months to 30 June 2001	Year to 31 December 2001	**6 months to 30 June 2002**	6 months to 30 June 2001	Year to 31 December 2001
2002 interim dividend proposed: 1.7p (26.9c*)	**63**	–	–	**998**	–	–
2001 final dividend paid: 3.1p (50.1c)	**–**	–	113	**–**	–	1,839
2001 interim dividend paid: 1.7p (22.2c)	**–**	59	59	**–**	674	767
	63	59	172	**998**	674	2,606

Provision has been made in the Group financial statements for an interim dividend of 1.7p (26.9c*) per share calculated using the number shares in issue at 30 June 2002 of 3,782 million less 96 million shares in Employee Share Ownership Plans, which have waived their rights to dividends. The dividend will be paid on 29 November 2002 to all shareholders on the register at the close of business on 18 October 2002, being the record date for the dividend.

As a consequence of the exchange control arrangements in place in South Africa and other relevant African territories, dividends to shareholders on the branch registers in those countries (or in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose.

** Indicative only – the actual amount of the dividend per share in Rand will be determined by reference to the exchange rate prevailing on 3 October 2002 and announced by the Company on 4 October 2002.*

5 SEGMENTAL ANALYSIS

5(a) Summary of operating profit	Notes	South Africa £m	United States £m	UK & Rest of World £m	Total £m	South Africa Rm	United States Rm	UK & Rest of World Rm	Total Rm
6 months to 30 June 2002									
Life assurance	5(b)(iii)	**160**	**33**	**(3)**	**190**	**2,541**	**524**	**(47)**	**3,018**
Asset management	5(c)(i)	**13**	**60**	**5**	**78**	**207**	**951**	**80**	**1,238**
Banking	5(d)	**99**	**–**	**29**	**128**	**1,579**	**–**	**456**	**2,035**
General insurance business	5(e)	**19**	**–**	**–**	**19**	**308**	**–**	**–**	**308**
Other shareholders' income/(expenses)	5(f)	**1**	**–**	**(10)**	**(9)**	**16**	**–**	**(159)**	**(143)**
Debt service costs		**–**	**–**	**(25)**	**(25)**	**–**	**–**	**(397)**	**(397)**
Smoothed operating profit based on a long term investment return		**292**	**93**	**(4)**	**381**	**4,651**	**1,475**	**(67)**	**6,059**
Goodwill amortisation					**(55)**				**(873)**
Write-down of investment in Dimension Data Holdings plc					**(52)**				**(830)**
Short term fluctuations in investment return					**(62)**				**(980)**
Operating profit on ordinary activities before tax					**212**				**3,376**
6 months to 30 June 2001 (restated)									
Life assurance	5(b)(iii)	215	–	3	218	2,456	–	34	2,490
Asset management	5(c)(i)	18	64	8	90	206	730	91	1,027
Banking	5(d)	135	–	33	168	1,525	–	393	1,918
General insurance business	5(e)	24	–	–	24	274	–	–	274
Other shareholders' income/(expenses)	5(f)	9	–	(19)	(10)	103	–	(217)	(114)
Debt service costs		–	–	(35)	(35)	–	–	(400)	(400)
Smoothed operating profit based on a long term investment return		401	64	(10)	455	4,564	730	(99)	5,195
Goodwill amortisation					(69)				(788)
Write-down of investment in Dimension Data Holdings plc					(304)				(3,467)
Short term fluctuations in investment return					94				1,073
Operating profit on ordinary activities before tax					176				2,013
Year to 31 December 2001									
Life assurance	5(b)(iii)	397	13	(2)	408	4,915	161	(25)	5,051
Asset management	5(c)(i)	37	116	(3)	150	458	1,437	(38)	1,857
Banking	5(d)	290	–	79	369	3,593	–	979	4,572
General insurance business	5(e)	46	–	–	46	570	–	–	570
Other shareholders' income/(expenses)	5(f)	12	–	(41)	(29)	149	–	(508)	(359)
Debt service costs		–	(3)	(64)	(67)	–	(37)	(793)	(830)
Write-down of strategic investments	5(f)	–	–	(21)	(21)	–	–	(260)	(260)
Smoothed operating profit based on a long term investment return		782	126	(52)	856	9,685	1,561	(645)	10,601
Goodwill amortisation					(132)				(1,636)
Goodwill impairment					(500)				(6,196)
Write-down of investment in Dimension Data Holdings plc					(269)				(3,334)
Short term fluctuations in investment return					126				1,561
Operating profit on ordinary activities before tax					81				996

United States life assurance activities were acquired with effect from 1 July 2001.

Notes to the financial statements continued

for the six months ended 30 June 2002

5 SEGMENTAL ANALYSIS continued

5(b) Life assurance	South Africa £m	United States £m	UK & Rest of World £m	**Total** £m	South Africa Rm	United States Rm	UK & Rest of World Rm	**Total** Rm
(i) Gross premiums written								
6 months to 30 June 2002								
Individual business								
Single	**316**	**1,534**	**76**	**1,926**	**5,018**	**24,360**	**1,207**	**30,585**
Recurring	**301**	**74**	**23**	**398**	**4,780**	**1,175**	**365**	**6,320**
	617	**1,608**	**99**	**2,324**	**9,798**	**25,535**	**1,572**	**36,905**
Group business								
Single	**232**	**–**	**6**	**238**	**3,684**	**–**	**95**	**3,779**
Recurring	**116**	**–**	**8**	**124**	**1,842**	**–**	**127**	**1,969**
	348	**–**	**14**	**362**	**5,526**	**–**	**222**	**5,748**
	965	**1,608**	**113**	**2,686**	**15,324**	**25,535**	**1,794**	**42,653**
6 months to 30 June 2001								
Individual business								
Single (restated)	451	–	58	509	5,150	–	663	5,813
Recurring	409	–	47	456	4,672	–	537	5,209
	860	–	105	965	9,822	–	1,200	11,022
Group business								
Single	300	–	8	308	3,426	–	91	3,517
Recurring	141	–	19	160	1,610	–	217	1,827
	441	–	27	468	5,036	–	308	5,344
	1,301	–	132	1,433	14,858	–	1,508	16,366
Year to 31 December 2001								
Individual business								
Single	854	578	97	1,529	10,583	7,163	1,202	18,948
Recurring	757	78	87	922	9,381	967	1,078	11,426
	1,611	656	184	2,451	19,964	8,130	2,280	30,374
Group business								
Single	598	–	13	611	7,411	–	161	7,572
Recurring	280	–	29	309	3,470	–	359	3,829
	878	–	42	920	10,881	–	520	11,401
	2,489	656	226	3,371	30,845	8,130	2,800	41,775

South African individual gross single premiums include flexi and conventional maturity transfers of £52 million (R827 million) (June 2001: £55 million (R628 million); December 2001: £155 million (R1,923 million)) and guaranteed capital fund transfers of £23 million (R361 million) (June 2001: £35 million (R399 million); December 2001: £61 million (R761 million) to Investment Frontiers not previously reported in gross premiums written in June 2001.

Business transacted with SA residents in terms of their personal offshore allowances is conducted by the Group's offshore companies and is therefore disclosed under the Rest of World segment.

5 SEGMENTAL ANALYSIS continued

5(b) Life assurance continued	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
(ii) New business premiums								
6 months to 30 June 2002								
New business premiums on a statutory basis								
Individual business								
Single	**316**	**1,534**	**76**	**1,926**	**5,018**	**24,360**	**1,207**	**30,585**
Recurring	**67**	**21**	**5**	**93**	**1,064**	**333**	**79**	**1,476**
	383	**1,555**	**81**	**2,019**	**6,082**	**24,693**	**1,286**	**32,061**
Group business								
Single	**232**	**–**	**6**	**238**	**3,684**	**–**	**95**	**3,779**
Recurring	**10**	**–**	**1**	**11**	**159**	**–**	**16**	**175**
	242	**–**	**7**	**249**	**3,843**	**–**	**111**	**3,954**
	625	**1,555**	**88**	**2,268**	**9,925**	**24,693**	**1,397**	**36,015**
Annual premium equivalent	**132**	**174**	**14**	**320**	**2,093**	**2,769**	**225**	**5,087**
6 months to 30 June 2001								
New business premiums on a statutory basis								
Individual business								
Single (restated)	451	–	58	509	5,150	–	663	5,813
Recurring	78	–	8	86	891	–	91	982
	529	–	66	595	6,041	–	754	6,795
Group business								
Single	300	–	8	308	3,426	–	91	3,517
Recurring	4	–	–	4	46	–	–	46
	304	–	8	312	3,472	–	91	3,563
	833	–	74	907	9,513	–	845	10,358
Annual premium equivalent	157	–	15	172	1,795	–	166	1,961
Year to 31 December 2001								
New business premiums on a statutory basis								
Individual business								
Single	854	578	97	1,529	10,583	7,163	1,202	18,948
Recurring	159	26	11	196	1,970	322	136	2,428
	1,013	604	108	1,725	12,553	7,485	1,338	21,376
Group business								
Single	598	–	13	611	7,411	–	161	7,572
Recurring	20	–	1	21	248	–	12	260
	618	–	14	632	7,659	–	173	7,832
	1,631	604	122	2,357	20,212	7,485	1,511	29,208
Annual premium equivalent	324	84	23	431	4,017	1,038	284	5,339

Annual premium equivalent is defined as one tenth of single premiums plus recurring premiums.
South African individual new business premiums include flexi and conventional maturity transfers of £52 million (R827 million) (June 2001: £55 million (R628 million); December 2001: £155 million (R1,923 million)) and guaranteed capital fund transfers of £23 million (R361 million) (June 2001: £35 million (R399 million); December 2001: £61 million (R761 million)) to Investment Frontiers not previously reported in new business premiums in June 2001.

5 SEGMENTAL ANALYSIS continued

5(b) Life assurance continued	South Africa (£m)	United States (£m)	UK & Rest of World (£m)	Total (£m)	South Africa (Rm)	United States (Rm)	UK & Rest of World (Rm)	Total (Rm)
(iii) Life assurance operating profit								
6 months to 30 June 2002								
Individual business	**69**	**33**	**(5)**	**97**	**1,096**	**524**	**(79)**	**1,541**
Group business	**28**	**–**	**–**	**28**	**445**	**–**	**–**	**445**
Life assurance technical result	**97**	**33**	**(5)**	**125**	**1,541**	**524**	**(79)**	**1,986**
Long term investment return	**63**	**–**	**2**	**65**	**1,000**	**–**	**32**	**1,032**
Life assurance operating profit before short term fluctuations in investment return	**160**	**33**	**(3)**	**190**	**2,541**	**524**	**(47)**	**3,018**
6 months to 30 June 2001								
Individual business	95	–	(2)	93	1,085	–	(23)	1,062
Group business	42	–	1	43	480	–	11	491
Life assurance technical result	137	–	(1)	136	1,565	–	(12)	1,553
Long term investment return	78	–	4	82	891	–	46	937
Life assurance operating profit before short term fluctuations in investment return	215	–	3	218	2,456	–	34	2,490
Year to 31 December 2001								
Individual business	174	13	(8)	179	2,152	161	(99)	2,214
Group business	75	–	1	76	933	–	12	945
Life assurance technical result	249	13	(7)	255	3,085	161	(87)	3,159
Long term investment return	148	–	5	153	1,830	–	62	1,892
Life assurance operating profit before short term fluctuations in investment return	397	13	(2)	408	4,915	161	(25)	5,051

The United States operations, Fidelity & Guaranty Life and Americom, were both acquired during 2001. The results of Fidelity & Guaranty Life are included in the profit and loss account from 1 July 2001, and are disclosed net of restructuring costs of £9 million (R113 million) incurred in 2001. The operating profit of the US life business includes the investment return earned by the whole of the portfolio on a smoothed basis.

Start-up costs of £6 million (R95 million) (June 2001: £9 million (R103 million); December 2001: £19 million (R231 million)) associated with the Group's new UK life assurance business, Selestia, were included in the life assurance technical result. Excluding these costs, the UK and Rest of World life assurance operating profit would have been positive £1 million (R16 million) (June 2001: £12 million (R137 million); December 2001: £17 million (R206 million)).

5 SEGMENTAL ANALYSIS continued

5(c) Asset management	£m 6 months to 30 June 2002	6 months to 30 June 2001	Year to 31 December 2001	Rm 6 months to 30 June 2002	6 months to 30 June 2001	Year to 31 December 2001
(i) Analysis of operating profit						
Fund management worldwide						
South Africa						
Old Mutual Asset Managers	**7**	11	16	**111**	126	198
Old Mutual Unit Trusts	**–**	3	11	**–**	34	136
Other	**2**	(1)	1	**32**	(11)	12
	9	13	28	**143**	149	346
United States						
Old Mutual Asset Managers	**21**	22	38	**333**	251	471
Pilgrim Baxter	**11**	20	29	**174**	228	359
Old Mutual Strategic Affiliates	**17**	10	22	**269**	114	272
Old Mutual Financial Affiliates	**11**	12	27	**175**	137	335
	60	64	116	**951**	730	1,437
UK & Rest of World	**3**	1	6	**48**	12	74
	72	78	150	**1,142**	891	1,857
Private client UK – Gerrard						
Gross profit	**3**	10	2	**48**	114	25
Integration costs	**–**	(6)	(12)	**–**	(69)	(149)
	3	4	(10)	**48**	45	(124)
Other financial services						
South Africa	**4**	5	9	**64**	57	112
UK & Rest of World	**(1)**	3	1	**(16)**	34	12
	3	8	10	**48**	91	124
Asset management operating profit before goodwill amortisation and impairment	**78**	90	150	**1,238**	1,027	1,857
Analysed as						
South Africa	**13**	18	37	**207**	206	458
United States	**60**	64	116	**951**	730	1,437
UK & Rest of World	**5**	8	(3)	**80**	91	(38)
Asset management operating profit before goodwill amortisation and impairment	**78**	90	150	**1,238**	1,027	1,857

5 SEGMENTAL ANALYSIS continued

5(c) Asset management continued	OMAM (US) £m	Pilgrim Baxter £m	Other Old Mutual (US) Affiliates £m	Total £m	OMAM (US) Rm	Pilgrim Baxter Rm	Other Old Mutual (US) Affiliates Rm	Total Rm
(ii) Old Mutual (US) Holdings								
6 months to 30 June 2002								
Revenue	**72**	**30**	**106**	**208**	**1,143**	**476**	**1,683**	**3,302**
Expenses	**(51)**	**(19)**	**(78)**	**(148)**	**(810)**	**(302)**	**(1,239)**	**(2,351)**
Operating profit before goodwill amortisation	**21**	**11**	**28**	**60**	**333**	**174**	**444**	**951**
6 months to 30 June 2001								
Revenue	76	48	114	238	868	548	1,302	2,718
Expenses	(54)	(28)	(92)	(174)	(617)	(320)	(1,051)	(1,988)
Operating profit before goodwill amortisation	22	20	22	64	251	228	251	730
Year to 31 December 2001								
Revenue	147	85	219	451	1,822	1,053	2,713	5,588
Expenses	(109)	(56)	(170)	(335)	(1,351)	(694)	(2,106)	(4,151)
Operating profit before goodwill amortisation and impairment	38	29	49	116	471	359	607	1,437

5 SEGMENTAL ANALYSIS continued

5(d) Banking operating profit	South Africa £m	UK & Rest of World £m	Total £m	South Africa Rm	UK & Rest of World Rm	Total Rm
6 months to 30 June 2002						
Net interest income	**164**	**17**	**181**	**2,597**	**283**	**2,880**
Non-interest revenue	**115**	**26**	**141**	**1,833**	**411**	**2,244**
Total operating income	**279**	**43**	**322**	**4,430**	**694**	**5,124**
Specific and general provisions charge (including release of exceptional provision of £25 million (R400 million))	**(10)**	**–**	**(10)**	**(160)**	**(4)**	**(164)**
Net income	**269**	**43**	**312**	**4,270**	**690**	**4,960**
Operating expenses	**(173)**	**(17)**	**(190)**	**(2,741)**	**(276)**	**(3,017)**
Banking operating profit before goodwill amortisation, share of associated undertakings' profit and write-down of investment in Dimension Data Holdings plc	**96**	**26**	**122**	**1,529**	**414**	**1,943**
Share of associated undertakings' profit	**3**	**3**	**6**	**50**	**42**	**92**
Banking operating profit before goodwill amortisation and write-down of investment in Dimension Data Holdings plc	**99**	**29**	**128**	**1,579**	**456**	**2,035**
6 months to 30 June 2001 (restated)						
Net interest income	212	18	230	2,417	210	2,627
Non-interest revenue	161	22	183	1,827	263	2,090
Total operating income	373	40	413	4,244	473	4,717
Specific and general provisions	(43)	–	(43)	(491)	–	(491)
Net income	330	40	370	3,753	473	4,226
Operating expenses	(200)	(11)	(211)	(2,285)	(126)	(2,411)
Banking operating profit before goodwill amortisation, share of associated undertakings' profit and write-down of investment in Dimension Data Holdings plc	130	29	159	1,468	347	1,815
Share of associated undertakings' profit	5	4	9	57	46	103
Banking operating profit before goodwill amortisation and write-down of investment in Dimension Data Holdings plc	135	33	168	1,525	393	1,918
Year to 31 December 2001						
Net interest income	386	43	429	4,783	533	5,316
Non-interest revenue (including exceptional revenue of £36 million (R441 million))	413	55	468	5,118	681	5,799
Total operating income	799	98	897	9,901	1,214	11,115
Specific and general provisions charge (including exceptional provision of £32 million (R400 million))	(118)	–	(118)	(1,462)	–	(1,462)
Net income	681	98	779	8,439	1,214	9,653
Operating expenses	(399)	(26)	(425)	(4,945)	(322)	(5,267)
Banking operating profit before goodwill amortisation, share of associated undertakings' profit and write-down of investment in Dimension Data Holdings plc	282	72	354	3,494	892	4,386
Share of associated undertakings' profit	8	7	15	99	87	186
Banking operating profit before goodwill amortisation and write-down of investment in Dimension Data Holdings plc	290	79	369	3,593	979	4,572

Following the refocus of the Group's performance onto a geographic rather than line of business basis with effect from the 2001 year end, the June 2001 segmentation of Nedcor has been restated on a consistent basis. There are no banking operations in the United States.

Notes to the financial statements continued

for the six months ended 30 June 2002

5 SEGMENTAL ANALYSIS continued

5(e) Analysis of general insurance result by class of business	£m Premiums written net of reinsurance	£m Claims incurred net of reinsurance	£m Smoothed operating result based on a long term investment return	Rm Premiums written net of reinsurance	Rm Claims incurred net of reinsurance	Rm Smoothed operating result based on a long term investment return
6 months to 30 June 2002						
Motor	**68**	**51**	**–**	**1,079**	**813**	**7**
Fire	**27**	**15**	**1**	**436**	**246**	**9**
Accident	**50**	**34**	**1**	**796**	**538**	**23**
Other	**2**	**2**	**–**	**27**	**34**	**(7)**
	147	**102**	**2**	**2,338**	**1,631**	**32**
Long term investment return			**17**			**276**
			19			**308**
6 months to 30 June 2001						
Motor	86	73	(4)	986	834	(46)
Fire	32	18	2	365	206	23
Accident	66	46	2	754	525	23
Other	4	3	1	46	34	11
	188	140	1	2,151	1,599	11
Long term investment return			23			263
			24			274
Year to 31 December 2001						
Motor	164	131	–	2,032	1,623	2
Fire	56	36	–	694	446	1
Accident	126	88	2	1,561	1,091	24
Other	5	2	3	62	25	35
	351	257	5	4,349	3,185	62
Long term investment return			41			508
			46			570

5(f) Other shareholders' income/(expenses) and write-down of strategic investments	£m **6 months to 30 June 2002**	£m 6 months to 30 June 2001	£m Year to 31 December 2001	Rm **6 months to 30 June 2002**	Rm 6 months to 30 June 2001	Rm Year to 31 December 2001
Long term investment return credited to operating result	**1**	9	12	**16**	103	149
Net corporate expenses	**(10)**	(19)	(41)	**(159)**	(217)	(508)
Other shareholders' income/(expenses)	**(9)**	(10)	(29)	**(143)**	(114)	(359)
Write-down of strategic investments	**–**	–	(21)	**–**	–	(260)

The write-down of £21 million (R260 million) shown above was made following a review of the Group's portfolio of strategic investments in 2001. Included within net corporate expenses for the current year are exchange gains realised on Rand deposits that were held at the start of the year.

5 SEGMENTAL ANALYSIS continued

5(g) Funds under management	South Africa £m	United States £m	UK & Rest of World £m	Total £m	South Africa Rm	United States Rm	UK & Rest of World Rm	Total Rm
At 30 June 2002								
Investments including assets held to cover linked liabilities	12,483	6,058	3,525	22,066	197,794	95,990	55,854	349,638
Unit trusts								
Old Mutual Asset Managers	701	–	1,566	2,267	11,107	–	24,813	35,920
Nedcor Unit Trusts	124	–	575	699	1,965	–	9,111	11,076
Other financial services	–	–	172	172	–	–	2,725	2,725
	825	–	2,313	3,138	13,072	–	36,649	49,721
Third party								
Old Mutual Asset Managers	3,608	–	110	3,718	57,169	–	1,743	58,912
Old Mutual Asset Managers (US)	–	46,169	–	46,169	–	731,552	–	731,552
Pilgrim Baxter	–	5,826	–	5,826	–	92,314	–	92,314
Old Mutual Strategic Affiliates	–	19,118	4,860	23,978	–	302,927	77,007	379,934
	3,608	71,113	4,970	79,691	57,169	1,126,793	78,750	1,262,712
Private client UK	–	–	14,583	14,583	–	–	231,069	231,069
Nedcor portfolio management	840	254	549	1,643	13,310	4,025	8,699	26,034
Other financial services	14	–	331	345	222	–	5,245	5,467
	4,462	71,367	20,433	96,262	70,701	1,130,818	323,763	1,525,282
Fund management worldwide								
Old Mutual Financial Affiliates	–	9,298	2,213	11,511	–	147,328	35,065	182,393
	4,462	80,665	22,646	107,773	70,701	1,278,146	358,828	1,707,675
Total funds under management	17,770	86,723	28,484	132,977	281,567	1,374,136	451,331	2,107,034

Nedcor managed funds have now been included as a result of recent growth in this business.

Unit trust private client UK business was transferred to Old Mutual Asset Managers in January 2001.

5 SEGMENTAL ANALYSIS continued

5(g) Funds under management continued	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
At 31 December 2001								
Investments including assets held to cover linked liabilities	11,519	4,497	5,699	21,715	200,760	78,376	99,325	378,461
Unit trusts								
Old Mutual Asset Managers	670	–	360	1,030	11,677	–	6,274	17,951
Private client UK	–	–	1,051	1,051	–	–	18,317	18,317
Other financial services	–	–	159	159	–	–	2,771	2,771
	670	–	1,570	2,240	11,677	–	27,362	39,039
Third party								
Old Mutual Asset Managers	2,783	–	401	3,184	48,504	–	6,989	55,493
Old Mutual Asset Managers (US)	–	48,884	–	48,884	–	851,979	–	851,979
Pilgrim Baxter	–	8,675	–	8,675	–	151,193	–	151,193
Old Mutual Strategic Affiliates	–	20,110	5,336	25,446	–	350,489	92,999	443,488
	2,783	77,669	5,737	86,189	48,504	1,353,661	99,988	1,502,153
Private client UK	–	–	16,347	16,347	–	–	284,905	284,905
Other financial services	12	–	363	375	209	–	6,327	6,536
	2,795	77,669	22,447	102,911	48,713	1,353,661	391,220	1,793,594
Fund management worldwide								
Old Mutual Financial Affiliates	–	13,485	2,745	16,230	–	235,025	47,841	282,866
	2,795	91,154	25,192	119,141	48,713	1,588,686	439,061	2,076,460
Total funds under management	14,984	95,651	32,461	143,096	261,150	1,667,062	565,748	2,493,960
At 30 June 2001								
Investments including assets held to cover linked liabilities	15,763	–	7,229	22,992	179,121	–	82,146	261,267
Unit trusts								
Old Mutual Asset Managers	1,237	–	646	1,883	14,057	–	7,341	21,398
Private client UK	–	–	1,174	1,174	–	–	13,341	13,341
Other financial services	–	–	182	182	–	–	2,068	2,068
	1,237	–	2,002	3,239	14,057	–	22,750	36,807
Third party								
Old Mutual Asset Managers	4,470	–	469	4,939	50,794	–	5,329	56,123
Old Mutual Asset Managers (US)	–	53,091	–	53,091	–	603,294	–	603,294
Pilgrim Baxter	–	10,684	–	10,684	–	121,407	–	121,407
Old Mutual Strategic Affiliates	–	19,766	6,481	26,247	–	224,609	73,646	298,255
	4,470	83,541	6,950	94,961	50,794	949,310	78,975	1,079,079
Private client UK	–	–	18,104	18,104	–	–	205,723	205,723
Other financial services	10	–	401	411	114	–	4,557	4,671
	4,480	83,541	25,455	113,476	50,908	949,310	289,255	1,289,473
Fund management worldwide								
Old Mutual Financial Affiliates	–	23,072	2,817	25,889	–	262,177	32,010	294,187
	4,480	106,613	28,272	139,365	50,908	1,211,487	321,265	1,583,660
Total funds under management	21,480	106,613	37,503	165,596	244,086	1,211,487	426,161	1,881,734

6 INSURANCE LONG TERM INVESTMENT RETURN

As permitted by the ABI SORP, balances on the long term business and general business technical accounts are stated after allocating an investment return earned by the insurance businesses, based on a long term investment return, to / from the non-technical account.

For the South African and Namibian life assurance businesses, the return is applied to an average value of investible shareholders' assets, adjusted for net fund flows. For general insurance liabilities, the return is an average value of investible assets supporting shareholders' funds and insurance liabilities, adjusted for net fund flows. Short term fluctuations in investment return represent the difference between actual return and long term investment return.

For the US long term business, the return earned by assets, mainly bonds, has been smoothed with reference to the actual yield earned by the portfolio.

The long term rates of investment return for equities and other investible assets are as follows:

	6 months to 30 June 2002	6 months to 30 June 2001	Year to 31 December 2001
South Africa and Namibia	**14.0%**	14.0%	14.0%
United States	**6.79%**	n/a	7.04%

The long term rates of return are based on achieved real rates of return adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed annually for appropriateness. The directors are of the opinion that these rates of return are appropriate and have been selected with a view to ensuring that returns credited to operating earnings are not inconsistent with the actual returns expected to be earned over the long term.

	£m			Rm		
Analysis of short term fluctuations in investment return	**6 months to 30 June 2002**	6 months to 30 June 2001	Year to 31 December 2001	**6 months to 30 June 2002**	6 months to 30 June 2001	Year to 31 December 2001
Life assurance						
Actual investment return attributable to shareholders	**3**	114	257	**52**	1,302	3,181
Long term investment return credited to operating result	**65**	82	153	**1,032**	937	1,892
	(62)	32	104	**(980)**	365	1,289
General insurance						
Actual investment return attributable to shareholders	**4**	49	85	**64**	560	1,053
Long term investment return credited to operating result	**17**	23	41	**270**	263	508
	(13)	26	44	**(206)**	297	545
Other shareholders' income/(expenses)						
Actual investment return attributable to shareholders	**14**	45	(10)	**222**	514	(124)
Long term investment return credited to operating result	**1**	9	12	**16**	103	149
	13	36	(22)	**206**	411	(273)
Short term fluctuations in investment return	**(62)**	94	126	**(980)**	1,073	1,561

7 INVESTMENT IN DIMENSION DATA HOLDINGS PLC

Profit attributable to shareholders is stated after charging the following:

	£m			Rm		
	6 months to 30 June 2002	6 months to 30 June 2001	Year to 31 December 2001	**6 months to 30 June 2002**	6 months to 30 June 2001	Year to 31 December 2001
Loss on holding in Dimension Data Holdings plc before tax and minority interests	**(52)**	(304)	(269)	**(830)**	(3,467)	(3,334)
Tax	**9**	–	(14)	**140**	–	(171)
Loss on holding in Dimension Data Holdings plc before minority interests	**(43)**	(304)	(283)	**(690)**	(3,467)	(3,505)
Minority interests	**21**	149	139	**340**	1,702	1,717
Loss on holding in Dimension Data Holdings plc after tax and minority interests	**(22)**	(155)	(144)	**(350)**	(1,765)	(1,788)

In light of market movements during 2001, an impairment in the carrying value of the Group's investment in Dimension Data Holdings plc was recognised, reflecting a market value of R14.50 per share at 31 December 2001. A further impairment has been recognised for the six months to 30 June 2002, reflecting a market value of R6.45 per share at 30 June 2002. Although this event is exceptional in the context of its significance to the Group, this loss will form part of banking operating profit in the statutory financial statements for the year ending 31 December 2002 in accordance with Financial Reporting Standard 3.

Notes to the financial statements continued

for the six months ended 30 June 2002

8 TAX ON PROFIT ON ORDINARY ACTIVITIES

	£m			Rm		
	6 months to 30 June 2002	6 months to 30 June 2001 (restated)	Year to 31 December 2001 (restated)	**6 months to 30 June 2002**	6 months to 30 June 2001 (restated)	Year to 31 December 2001 (restated)
United Kingdom tax						
UK corporation tax	**22**	3	64	**349**	34	793
Double tax relief	**(10)**	–	(49)	**(159)**	–	(607)
	12	3	15	**190**	34	186
Overseas tax						
South African tax	**35**	43	124	**556**	491	1,536
United States tax	**38**	–	31	**603**	–	384
Rest of World tax	**(2)**	12	4	**(32)**	137	50
Secondary taxation on companies (STC)	**3**	18	23	**48**	206	285
	74	73	182	**1,175**	834	2,255
Deferred tax	**4**	31	88	**64**	354	1,091
Adjustment for adoption of FRS19	**–**	21	41	**–**	240	503
Prior period adjustment	**7**	–	(7)	**111**	–	(87)
Reported tax charge	**97**	128	319	**1,540**	1,462	3,948
The tax charge is analysed as follows:						
Operating profit	**106**	128	250	**1,683**	1,462	3,094
Short term fluctuations	**(18)**	–	55	**(289)**	–	683
Investment in Dimension Data Holdings plc	**(9)**	–	14	**(140)**	–	171
Non-operating items	**18**	–	–	**286**	–	–
Reported tax charge	**97**	128	319	**1,540**	1,462	3,948
8(a) Reconciliation of tax charge						
Tax at UK rate of 30.0 per cent. (2001: 30.0 per cent.) on profit on ordinary activities before tax	**75**	53	24	**1,194**	604	299
Untaxed and low taxed income (including tax exempt investment return)	**(9)**	(65)	(118)	**(143)**	(742)	(1,462)
Disallowable expenditure	**33**	136	418	**524**	1,553	5,175
STC	**3**	18	23	**48**	206	285
Other	**(5)**	(14)	(28)	**(83)**	(159)	(349)
Reported tax charge	**97**	128	319	**1,540**	1,462	3,948

9 DISPOSALS

In accordance with the requirements of Financial Reporting Standard 3, these gains have been disclosed as non-operating.

Old Mutual International (Isle of Man) Limited

On 14 January 2002, Old Mutual International (Isle of Man) Limited, an offshore life assurance business and a 100% subsidiary of the Group, was sold for a cash consideration of £36 million (R574 million). The profit realised on disposal was £20 million (R317 million) and no tax was payable.

US affiliates

During the period the Group completed the sales of C.S. McKee & Company Inc and Suffolk Capital Management for consideration of £6 million (R95 million) and £46 million (R730 million) respectively. The total profit before tax on disposal was £18 million (R286 million) and the associated tax charge was £18 million (R286 million).

10 GOODWILL

	£m			Rm		
	6 months to 30 June 2002	Year to 31 December 2001	6 months to 30 June 2001	**6 months to 30 June 2002**	6 months to 30 June 2001	Year to 31 December 2001
At beginning of period	**1,580**	2,279	2,279	**27,537**	25,786	25,786
Additions arising on acquisitions in period	**2**	174	50	**32**	2,122	571
Adjustment in respect of prior year acquisitions	**–**	2	12	**–**	25	137
Disposals	**(18)**	(10)	(4)	**(286)**	(174)	(46)
Impairment loss	**–**	(500)	–	**–**	(6,196)	–
Pilgrim Baxter and Associates revenue share adjustment	**101**	(241)	–	**1,604**	(4,200)	–
Amortisation for period	**(50)**	(113)	(63)	**(794)**	(1,400)	(720)
Foreign exchange and other movements	**(54)**	(11)	105	**(3,359)**	11,574	1,306
At end of period	**1,561**	1,580	2,379	**24,734**	27,537	27,034

Adjustments in respect of prior year acquisitions reflect the latest estimates of the consideration paid for the purchase of revenue shares of certain affiliates combined with the effect of disposing of affiliates held for resale at values in excess of the original estimated carrying amount. The ultimate costs of purchasing these revenue shares will remain uncertain as they are dependent upon future events and hence are subject to adjustment in future years.

The impairment loss arose from a review, in accordance with Financial Reporting Standard 11, of the carrying value of the Group's recently acquired UK private client and US asset management businesses. As a result of this exercise, the carrying value of unamortised goodwill as at 31 December 2001 was reduced by £500 million (R6,196 million).

During 2001, a reduction to goodwill of £241 million (R4,200 million), net of tax, reflected the expiry on 31 December 2001 of the Group's option to purchase the remaining revenue share from Pilgrim Baxter. On 14 March 2002, the Group renegotiated terms for the purchase of the remaining revenue share which comprised a combination of fixed instalments and a variable earn-out depending upon profit growth. In accordance with Financial Reporting Standard 7, adjustments have been made to goodwill of £101 million (R1,604) million, which represents the best estimate of the total obligation.

The goodwill amortisation charge for the period of £55m (R873 million) (June 2001: £69 million (R788 million); December 2001: £132 million (R1,636 million)) comprises £50 million (R794 million) (June 2001: £63 million (R720 million); December 2001: £113 million (R1,400 million)) disclosed in note 10 above, and £5 million (R79 million) (June 2001: £6 million (R68 million); December 2001: £19 million (R236 million)) disclosed under interests in associated undertakings.

Notes to the financial statements continued

for the six months ended 30 June 2002

11 AMOUNTS OWED TO CREDIT INSTITUTIONS

	£m			Rm		
	At 30 June 2002	At 31 December 2001	At 30 June 2001	**At 30 June 2002**	At 31 December 2001	At 30 June 2001
Bank overdrafts repayable on demand	–	1	3	–	17	34
Bank and other loans						
Repayable within one year						
Syndicated revolving credit facility	**164**	294	268	**2,599**	5,124	3,045
Floating rate notes	**62**	74	79	**982**	1,289	899
Commercial paper	**193**	112	–	**3,058**	1,952	–
Term loans	**30**	–	–	**475**	–	–
Other	**3**	4	1	**48**	70	11
	452	484	348	**7,162**	8,435	3,955
Repayable between one and two years						
Term loans	–	30	30	–	523	341
Repayable between two and five years						
Syndicated revolving credit facility	**162**	376	354	**2,567**	6,553	4,023
Euro note	**228**	–	–	**3,613**	–	–
Term loans	**6**	6	6	**95**	105	68
Other	**9**	–	–	**143**	–	–
	405	382	360	**6,418**	6,658	4,091
	857	897	741	**13,580**	15,633	8,421

All amounts owed to credit institutions bear interest at variable rates determined in accordance with prevailing market rates at the time of drawing or rollover, except for a €400 million note, which is described below.

The Revolving Credit Facility of £300 million (amount drawn down at 30 June 2002: £164 million) was repaid on 15 July 2002. The Revolving Credit Facility of £900 million (amount drawn down at 30 June 2002: £162 million) is repayable on 13 July 2006.

The floating rate notes consist of a $20 million note repayable on 18 September 2002, and a £49 million note repayable on 31 December 2010 with the holders having the option to elect for early redemption every six months.

The term loans of £30 million and £6 million are repayable on 30 April 2003 and 30 May 2005 respectively.

Commercial paper is issued under a £300 million commercial paper programme for periods of up to 12 months.

Old Mutual plc €400 million 6% Notes due 2007 were issued on 10 April 2002. The interest payable on these bonds is fixed at 6% per annum.

11(a) Convertible loan stock

On 2 May 2001 Old Mutual Finance (Cayman Islands) Limited, a 100% owned subsidiary of the Group, issued US$650 million 3.625 per cent. Convertible Bonds, which are guaranteed by and convertible into the ordinary shares of Old Mutual plc at a conversion price of 190p per share at an exchange rate of one US dollar to 69.52p sterling. The bonds are repayable on 2 May 2005 with the bond holders having the option to elect for redemption on 2 May 2003. The amount payable includes £5 million (R79 million) (December 2001: £8 million (R139 million); June 2001 £12 million (R136 million)) of unamortised issue costs.

12 POST BALANCE SHEET EVENTS

Acquisition of BoE Limited

On 2 July 2002, Nedcor Limited, the Group's 53% owned banking subsidiary, received approval for the acquisition of the entire issued share capital of BoE Limited, a South African bank. The estimated total consideration was £472 million (R7,500 million), consisting of cash of £390 million (R6,186 million) and 10 million Nedcor shares.

Sale of NWQ Investment Management Company, Inc.

The sale of NWQ Investment Management Company Inc., a US asset management affiliate, was completed on 1 August 2002 for an estimated consideration of $120 million.

Embedded value information

1 EMBEDDED VALUE

The embedded value of Old Mutual plc at 30 June 2002 is set out below, together with the corresponding positions at 31 December 2001 and 30 June 2001.

	£m 30 June 2002	£m 31 December 2001	£m 30 June 2001 (restated)	Rm 30 June 2002	Rm 31 December 2001	Rm 30 June 2001 (restated)
Adjusted net worth	**2,850**	2,624	4,838	**45,163**	45,716	54,986
Equity shareholders' funds	**2,684**	2,470	3,715	**42,528**	43,045	42,217
Excess of market value of listed subsidiaries over their net asset value	**473**	455	1,143	**7,496**	7,922	12,994
Adjustment to include OMI life subsidiaries on a statutory solvency basis	**(18)**	(17)	(20)	**(287)**	(303)	(225)
Adjustment to include OMUSL on a statutory solvency basis	**(289)**	(284)	–	**(4,574)**	(4,948)	–
Value of in-force business	**925**	898	866	**14,651**	15,648	9,837
Value of in-force business before cost of solvency capital	**1,019**	981	954	**16,135**	17,101	10,836
Cost of solvency capital	**(94)**	(83)	(88)	**(1,484)**	(1,453)	(999)
Embedded value	**3,775**	3,522	5,704	**59,814**	61,364	64,823

An embedded value is an actuarially determined estimate of the economic value of a life assurance company, excluding any value that may be attributed to future new business. Old Mutual plc's embedded value is the sum of its adjusted net worth and the present value of the projected stream of future after-tax profits from its life assurance business in force at the valuation date, adjusted for the cost of holding solvency capital equal to the local statutory capital requirement in each country (or equivalent where there is no local requirement).

The adjusted net worth is equal to the consolidated equity shareholders' funds adjusted to reflect the Group's listed subsidiaries at market value, plus Old Mutual International (OMI) and Old Mutual US life assurance (OMUSL) subsidiaries on a statutory solvency basis. The adjusted net worth also includes goodwill relating to OMUSL of £61 million (R967 million) as at 30 June 2002 and £65 million (R1,133 million) as at 31 December 2001.

The embedded value does not include a market valuation of the Group's asset management subsidiaries (including asset management business written through the life assurance companies), nor of any other in-force non-life business of the Group, except to the extent of any goodwill included in the consolidated equity shareholders' funds. The assumptions used to calculate the embedded value are set out in section 4.

Where indicated, comparative figures have been restated to reflect the adoption of Financial Reporting Standard 19 "Deferred Tax". Refer to the notes to the financial statements for further details. The change in accounting policy has had no impact on the current period's results. The adjusted net worth has been increased by £44 million (R503 million) as at 31 December 2000 and by £23 million (R263 million) as at 30 June 2001. The value of in-force business had originally placed some value on this tax asset, and this value has consequently now been removed. The value of in-force business has been reduced by £29 million (R327 million) as at 31 December 2000 and by £14 million (R162 million) as at 30 June 2001. These changes have increased embedded value by £15 million (R176 million) as at 31 December 2000 and by £9 million (R101 million) as at 30 June 2001.

The table below sets out a geographical analysis of the value of in-force business.

	£m 30 June 2002	£m 31 December 2001	£m 30 June 2001 (restated)	Rm 30 June 2002	Rm 31 December 2001	Rm 30 June 2001 (restated)
South Africa	**579**	544	755	**9,176**	9,474	8,573
Individual business	**354**	342	502	**5,608**	5,951	5,698
Group business	**225**	202	253	**3,568**	3,523	2,875
United States	**283**	271	–	**4,484**	4,722	–
Rest of the World	**63**	83	111	**991**	1,452	1,264
Value of in-force business	**925**	898	866	**14,651**	15,648	9,837

2 EMBEDDED VALUE PROFITS

Embedded value profits represent the change in embedded value over the period, adjusted for any capital raised and dividends proposed. The after-tax embedded value profits for the six months to 30 June 2002 are set out below, together with the corresponding figures for the six months to 30 June 2001 and the twelve months to 31 December 2001.

	£m			Rm		
	6 months to 30 June 2002	6 months to 30 June 2001 (restated)	Year to 31 December 2001 (restated)	**6 months to 30 June 2002**	6 months to 30 June 2001 (restated)	Year to 31 December 2001 (restated)
Embedded value at end of period	**3,775**	5,704	3,522	**59,814**	64,823	61,364
Embedded value at beginning of period	**3,522**	5,568	5,568	**61,364**	63,007	63,007
Increase in embedded value	**253**	136	(2,046)	**(1,550)**	1,816	(1,643)
Less capital raised	**(39)**	(4)	(211)	**(619)**	(46)	(2,788)
New capital raised	**(39)**	–	(208)	**(619)**	–	(2,751)
Proceeds from sale of shares previously held to satisfy claims and errors on demutualisation	–	(4)	(3)	–	(46)	(37)
Plus dividends proposed	**63**	59	172	**998**	674	2,606
Embedded value profits	**277**	191	(2,085)	**(1,171)**	2,444	(1,825)

The components of the embedded value profits are set out below:

	£m			Rm		
	6 months to 30 June 2002	6 months to 30 June 2001 (restated)	Year to 31 December 2001 (restated)	**6 months to 30 June 2002**	6 months to 30 June 2001 (restated)	Year to 31 December 2001 (restated)
Profits from new business	**58**	28	84	**927**	319	1,053
Point of sale	**56**	27	79	**899**	309	990
Expected return to end of period	**2**	1	5	**28**	10	63
Expected return	**65**	69	144	**1,031**	791	1,809
Experience variances	**16**	16	5	**254**	189	54
Experience assumption changes	**4**	–	(7)	**55**	–	(86)
Profits before investment and exceptional items	**143**	113	226	**2,267**	1,299	2,830
Investment variances	**(43)**	13	33	**(682)**	146	420
Investment and economic assumption changes	**(9)**	109	101	**(148)**	1,244	1,265
Impact of capital gains tax	–	(52)	(49)	–	(592)	(603)
Development costs	**(6)**	(9)	(28)	**(95)**	(103)	(344)
Goodwill impairment	–	–	(500)	–	–	(6,196)
Return on adjusted net worth	**(20)**	51	(294)	**(289)**	585	(3,693)
Exchange rate movements	**212**	(28)	(1,560)	**(2,224)**	(60)	4,672
Restatement for adoption of FRS19 Deferred Tax	–	(6)	(14)	–	(75)	(176)
Embedded value profits	**277**	191	(2,085)	**(1,171)**	2,444	(1,825)

The profits from new life assurance business comprise the value of new business written during the period, determined initially at the point of sale and then accumulated to the end of the period by applying the discount rate to the value of new business at the point of sale and adding back the expected cost of solvency capital between the point of sale and the end of the period. The new business profits for the six months to 30 June 2002 are based on the revised investment and economic assumptions.

The profits from existing life assurance business consist of the expected return on the in-force business, experience variances and changes in experience assumptions. The expected return is determined by applying the discount rate to the value of in-force business at the beginning of the period and adding back the expected cost of solvency capital over the period. The experience variances are caused by differences between the actual experience in the period and the assumptions used to calculate the value at the start of the period. The amount under assumption changes reflects revised expectations of future experience.

2 EMBEDDED VALUE PROFITS continued

The investment variances represent the differences between the actual returns in the period and the assumptions used to calculate the value at the start of the period. The investment assumptions are shown in section 4.

The impact of capital gains tax relates to capital gains tax introduced in South Africa in October 2001.

Return on adjusted net worth represents the actual investment return earned on the shareholder portfolio investments (which includes the return on the market value of the shareholders' investments in Nedcor, Mutual & Federal and Nedcor Investment Bank), as well as the profits arising from other non-life businesses within the Group.

Development costs for the six months to 30 June 2002 consist of £6 million (R95 million) start-up costs for Selestia.

Comparative figures have been restated to reflect the adoption of FRS 19 "Deferred Tax". Refer to section 1. The June 2001 figures have also been restated to allow for Guaranteed Capital Fund transfers in respect of South African Individual business. Refer to section 3.

The table below sets out a segmental analysis of embedded value profits for the six months to 30 June 2002.

£m 6 months to 30 June 2002	Adjusted net worth	Value of in-force business South Africa	 United States	 Rest of World	Total embedded value
Value at end of period	2,850	579	283	63	3,775
Value at beginning of period	2,624	544	271	83	3,522
Increase in value	226	35	12	(20)	253
Less capital raised	(39)	–	–	–	(39)
Plus dividends proposed	63	–	–	–	63
Effect of the sale of Old Mutual International (Isle of Man) Limited	(20)	–	–	20	–
Life assurance operating profit after tax on statutory solvency basis	(58)	60	4	(6)	–
Embedded value profits	172	95	16	(6)	277
Profits from new business	–	25	31	2	58
Expected return	–	46	15	4	65
Experience variances	–	16	(2)	2	16
Experience assumption changes	–	–	5	(1)	4
Profits before investment and exceptional items	–	87	49	7	143
Investment variances	–	(24)	(19)	–	(43)
Investment and economic assumption changes	–	(8)	–	(1)	(9)
Developments costs	–	–	–	(6)	(6)
Return on adjusted net worth	(5)	(15)*	–	–	(20)
Exchange rate movements	177	55	(14)	(6)	212
Embedded value profits	172	95	16	(6)	277

** Change in the difference between face value and discounted value of accrued Capital Gains Tax on South African shareholders' funds.*

Embedded value information continued

2 EMBEDDED VALUE PROFITS continued

Rm 6 months to 30 June 2002	Adjusted net worth	Value of in-force business South Africa	United States	Rest of World	Total embedded value
Value at end of period	45,163	9,176	4,484	991	59,814
Value at beginning of period	45,716	9,474	4,722	1,452	61,364
Increase in value	(553)	(298)	(238)	(461)	(1,550)
Less capital raised	(619)	–	–	–	(619)
Plus dividends proposed	998	–	–	–	998
Effect of the sale of Old Mutual International (Isle of Man) Limited	(317)	–	–	317	–
Life assurance operating profit after tax on statutory solvency basis	(916)	946	65	(95)	–
Embedded value profits	(1,407)	648	(173)	(239)	(1,171)
Profits from new business	–	403	498	26	927
Expected return	–	731	244	56	1,031
Experience variances	–	257	(35)	32	254
Experience assumption changes	–	–	74	(19)	55
Profits before investment and exceptional items	–	1,391	781	95	2,267
Investment variances	–	(374)	(302)	(6)	(682)
Investment and economic assumption changes	–	(135)	–	(13)	(148)
Developments costs	–	–	–	(95)	(95)
Return on adjusted net worth	(55)	(234)*	–	–	(289)
Exchange rate movements	(1,352)	–	(652)	(220)	(2,224)
Embedded value profits	(1,407)	648	(173)	(239)	(1,171)

** Change in the difference between face value and discounted value of accrued Capital Gains Tax on South African shareholders' funds.*

3 VALUE OF NEW BUSINESS

The value of new business (VNB) written in the period is the present value of the projected stream of after-tax profits from that business, adjusted for the cost of holding solvency capital. The value is determined initially at the point of sale and then accumulated to the end of the period as described in section 2 above.

The tables below set out a geographical analysis of the value of new business for the six months to 30 June 2002, six months to 30 June 2001, and the twelve months to 31 December 2001. United States new business numbers for 2001 are in respect of second six months only. New business profitability (as measured by the ratio of the value of new business to the Annual Premium Equivalent) is also shown. Annual Premium Equivalent (APE) is calculated as recurring premiums (RP) plus 10% of single premiums (SP).

	6 months to 30 June 2002					6 months to 30 June 2002			
	RP £m	SP £m	APE £m	VNB £m	Margin	RP Rm	SP Rm	APE Rm	VNB Rm
South Africa	62	404	102	25	25%	982	6,420	1,624	403
Individual business	52	285	80	16	21%	817	4,529	1,270	261
Group business	10	119	22	9	40%	165	1,891	354	142
United States	21	1,535	175	31	18%	326	24,368	2,763	498
Rest of the World	5	60	11	2	14%	89	949	184	26
Total	88	1,999	288	58*	20%	1,397	31,737	4,571	927*

** Value of new business net of cost of solvency capital of £12 million (R190 million).*

	6 months to 30 June 2001					6 months to 30 June 2001			
	RP £m	SP £m	APE £m	VNB £m	Margin	RP Rm	SP Rm	APE Rm	VNB Rm
South Africa	62	556	118	26	22%	704	6,353	1,340	296
Individual business	58	417	100	19	19%	663	4,766	1,140	219
Group business	4	139	18	7	39%	41	1,587	200	77
United States	–	–	–	–	–	–	–	–	–
Rest of the World	8	62	14	2	14%	87	712	158	23
Total	70	618	132	28*	21%	791	7,065	1,498	319*

** Value of new business net of cost of solvency capital of £2 million (R24 million).*

South African Individual business single premiums include £35 million (R399 million) in respect of transfers from the Guaranteed Capital Fund (a vehicle for extending policies at maturity) to purchase new products, that were not previously categorised as new business premiums. The embedded value of the new business associated with this was £0.8 million (R9 million). The above figures for the six months ended 30 June 2001 have been restated to reflect the transfers from the Guaranteed Capital Fund.

	12 months to 31 December 2001					12 months to 31 December 2001			
	RP £m	SP £m	APE £m	VNB £m	Margin	RP Rm	SP Rm	APE Rm	VNB Rm
South Africa	140	1,142	254	68	27%	1,728	14,143	3,142	840
Individual business	120	792	199	41	21%	1,486	9,812	2,467	506
Group business	20	350	55	27	49%	242	4,331	675	334
United States**	26	578	84	13	15%	349	7,719	1,121	171
Rest of the World	12	106	23	3	15%	151	1,323	283	42
Total	178	1,826	361	84*	23%	2,228	23,185	4,546	1,053*

** Value of new business net of cost of solvency capital of £9million (R114 million).*
*** United States new business for 6 months only.*

South African Individual business single premiums include £61 million (R761 million) in respect of transfers from the Guaranteed Capital Fund (a vehicle for extending policies at maturity) to purchase new products, that were not previously categorised as new business premiums. The embedded value of the new business associated with this was £1 million (R15 million). The above figures for the twelve months ended 31 December 2001 are as reported.

The value of new business excludes the value of new individual unit trust and some group market-linked business written by the life companies, as the profits on this business arise in the asset management subsidiaries. It also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business.

3 VALUE OF NEW BUSINESS continued

A reconciliation of the new business premiums shown in the notes to the financial statements to those shown above, for the six months ended 30 June 2002, is set out below.

6 months to June 2002	£m Recurring premiums	£m Single premiums	Rm Recurring premiums	Rm Single premiums
New business premiums in the notes to the financial statements	104	2,164	1,651	34,364
Less:				
Group market-linked business not valued	–	(91)	–	(1,460)
Group business premiums held temporarily on deposit	–	(21)	–	(331)
Unit trust business not valued	–	(31)	–	(487)
New business premiums arising from indexation	(16)	–	(254)	–
Selestia business not valued	–	(22)	–	(349)
New business premiums as per embedded value report	88	1,999	1,397	31,737

The assumptions used to calculate the value of new business are set out in section 4.

4 ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below.

- The pre-tax investment and economic assumptions used for South African and United States businesses were as follows:

South Africa	30 June 2002	31 Dec 2001	30 June 2001
Fixed interest return	12.5%	12.0%	11.0%
Equity return	14.5%	14.0%	13.0%
Property return	13.5%	13.0%	12.0%
Inflation	8.5%	8.0%	7.0%
Risk discount rate	15.0%	14.5%	13.5%

United States	30 June 2002	31 Dec 2001	30 June 2001
Treasury yield	5.0%	5.0%	5.5%
Inflation	3.0%	3.0%	3.0%
New money yield assumed	6.7%	6.6%	6.8%
Net portfolio earned rate	7.1%	7.3%	7.4%
Risk discount rate	9.5%	9.5%	10.0%

For the other operations, appropriate investment and economic assumptions were chosen on bases consistent with those adopted in South Africa.

- Where applicable, rates of future bonuses have been set at levels consistent with the investment return assumptions.
- Projected company taxation is based on the current tax basis that applies in each country.

  For the South African business full allowance has been made for secondary tax on companies that may be payable in South Africa. Full account has been taken of the impact of capital gains tax introduced in South Africa with effect from 1 October 2001. It has been assumed that 10% of the equity portfolio (excluding group subsidiaries) will be traded each year. No allowance has been made for capital gains tax on the shareholder investments in Nedcor and Mutual & Federal.

  For the US business full allowance has been made for existing tax attributes of the companies, including the use of existing carry forwards and preferred tax credit investments.
- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.
- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in force. Assumed future expenses were based on levels experienced up to 31 December 2001 and increased with inflation up to 30 June 2002. The future expenses attributable to life insurance business do not include Group holding company expenses.
- Future investment expenses were based on the current scales of fees payable by the life insurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.

4 ASSUMPTIONS continued

- The effect of increases in premiums over the period for policies in-force as at 30 June 2002, 31 December 2001 and 30 June 2001 has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.

- Conversions between Rand, US Dollar and Sterling were carried out at the following exchange rates:

	Rand per Sterling	US$ per Sterling	Rand per US$
At 30 June 2002	15.8451	1.5279	10.3702
At 31 December 2001	17.4286	1.4542	11.9850
At 30 June 2001	11.3634	1.4116	8.0500
6 months to 30 June 2002 (average)	15.8800	1.4445	10.9926
6 months to 31 December 2001 (average)	13.3482	1.4404	9.2670
12 months to 31 December 2001 (average)	12.3923		
6 months to 30 June 2001 (average)	11.4211		

5 ALTERNATIVE ASSUMPTIONS

The discount rate appropriate to an investor will depend on the investor's own requirements, tax position and perception of the risks associated with the realisation of the future profits. To illustrate the effect of using different discount rates, the table below shows the embedded value of Old Mutual plc at 30 June 2002 at alternative discount rates. In determining the values at different discount rates, all other assumptions have been left unchanged.

	£m			Rm		
	Value at central discount rate – 1%	**Value at central discount rate**	**Value at central discount rate +1%**	**Value at central discount rate – 1%**	**Value at central discount rate**	**Value at central discount rate +1%**
Adjusted net worth	**2,850**	**2,850**	**2,850**	**45,163**	**45,163**	**45,163**
Value of in-force business	**1,030**	**925**	**823**	**16,324**	**14,651**	**13,033**
Value before cost of capital	**1,070**	**1,019**	**965**	**16,949**	**16,135**	**15,288**
Cost of solvency capital	**(40)**	**(94)**	**(142)**	**(625)**	**(1,484)**	**(2,255)**
Embedded value	**3,880**	**3,775**	**3,673**	**61,487**	**59,814**	**58,196**

The table below sets out the value of the new life assurance business (VNB) for the 6 months to 30 June 2002 at alternative discount rates.

	£m			Rm		
	Value at central discount rate – 1%	**Value at central discount rate**	**Value at central discount rate +1%**	**Value at central discount rate – 1%**	**Value at central discount rate**	**Value at central discount rate +1%**
VNB before cost of capital	**74**	**70**	**66**	**1,172**	**1,117**	**1,054**
Cost of solvency capital	**(9)**	**(12)**	**(14)**	**(145)**	**(190)**	**(232)**
Value of new business	**65**	**58**	**52**	**1,027**	**927**	**822**

6 EXTERNAL REVIEW

These results have been reviewed by Tillinghast-Towers Perrin who have confirmed to the Directors that the methodology and assumptions used to determine the embedded value are reasonable and that the embedded value profits are reasonable in the context of the operating performance and experience of the life assurance business during the six months to 30 June 2002.

Information on Old Mutual plc

- Old Mutual plc's shares are listed on the following stock exchanges: London, Johannesburg, Malawi, Namibia, Zimbabwe.
- Daily shares prices for the principal exchanges are available on the Old Mutual plc website: www.oldmutual.com. Copies of press releases, presentations and webcasts relating to the Old Mutual Group are also available for viewing or download from that website.
- Further information on the Old Mutual Group is available from Investor Relations, Old Mutual plc, 3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER.

Old Mutual plc
Registered in England and Wales No. 3591559
and as an external company in each of
South Africa (No. 1999/004855/10),
Malawi (No. 5282), Namibia (F/3591559)
and Zimbabwe (No. E1/99)

Registered Office:
3rd Floor
Lansdowne House
57 Berkeley Square
London W1J 6ER

www.oldmutual.com

OLD MUTUAL PLC

Interim Dividend

The Board of Old Mutual plc ("the Company") has declared an interim dividend of 1.7p per share for the six months to 30 June 2002, to be paid on 29 November 2002 to shareholders on the register at close of business on 18 October 2002.

The Company's shares are listed on the London, Zimbabwe, Namibian and Malawi stock exchanges and the JSE Securities Exchange South Africa ("JSE"). The shares will trade ex dividend from the opening of business on 14 October 2002 on the JSE and the Malawi, Namibian and Zimbabwe Stock Exchanges and the opening of business on 16 October 2002 on the London Stock Exchange.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalent of the dividend under the Dividend Access Trust arrangements established in each country. Local currency equivalents of the dividend will be determined by the company using exchange rates prevailing on 3 October 2002. An announcement of the local currency equivalents will be made by the Company on 4 October 2002.

The last day to trade cum dividend on the JSE and other African exchanges will be the close of business on Friday, 11 October 2002.

Shares may not be dematerialised or rematerialised in the context of the South African share trading system, STRATE, between Monday, 14 October 2002 and Friday, 18 October 2002, both dates inclusive.

12 August 2002

Enquiries:

Old Mutual plc +44 20 7 569 0100
James Poole, Director of Investor Relations

College Hill, London +44 20 7457 2020
Tony Friend

Roscow Jenny

From: Saxton Julie

Sent: 13 August 2002 09:29

To: Anna Quenby; Anne Southall; Annette Spencer; Anso De Wet; Barry Russell; bcohen@oldmutualus.com; Brian Baskir; Brian Laird-Smith; Brian Malone; Bruce Allen; Cheryl Dowler; Clare Tucker; Dionne Dames; Doug Van den Aardweg; Edmond Warner; Gareth Pike; Graham Beverley; graham Hollick; Group Berkeley Square support staff; Group BS Executives; Group Emerging Markets; Group Old Mutual Berkeley Sq; Gwyneth Brough; Helen Keating; howard@hewescomm.com; hstout@fglife.com; James Thornton; janet.taylor@gerrardpb.com; Jodi O'Sullivan; joe.sulzinger@americomlife.com; John Ainsworth; Jonathan Clark; Julian Cowburn; jvarvaris@fglife.com; Kim Kiely; krowe@oldmutualus.com; Laura Coplestone; Laurien Comyn; Leah Bashkier; Lynn Amos; Lynnf@nedcor.co.za; Mandy Moss; Marina McDonald; Michael Matik; Michael Willis; Mlungisi Maphanga; mperreault@fglife.com; mstone@fglife.com; Nad Pillay; Nick Broadbent; Nick Hatch; nick.wallis@gni.co.uk; Noel Medici; Paul Dold; Paul Stockton; Phillip Vosloo; piers.fletcher@gni.co.uk; Pieter Bezuidenhout; robynh@collegehillir.com; Rowena Richards; Sally Glover; Selestia; Shireen Wilson; spowers@oldmutualus.com; Tamsin Rosewell; Tony Routledge; tony.friend@collegehill.com; tony@hewescomm.com; tucker@hewescomm.com; Valerie Smart; Zoleka Mzimba; Alison.Bartlett@ubsw.com; Bertie Van der Walt; Bob Wooddisse; Brett Williams; Du Plessis Jean; Gary Palser; Guy.Barker@omuslife.com; Ian Perkins; James Poole; james_agnew@ml.com; julian.rogers-coltman@gni.co.uk; Julie Saxton; Mark P Williams; Peter De Beyer; Peter Golesworthy; Peter Moyo; Roddy Sparks; Ross Jones; Schneider, Eric C.; Simon Hammond; Stephen Clarke; Tim Cumming; Alex Leyland; Christopher Moorsom; Ian Cornwall; Jim Julyan; Michael Archibald; Michael Bolsover; Peter Baxter; Stan Vinter; Stephen Clark; Tim May; Julian Rogers-Coltman; Paul Stockton; tturpin@oldmutualus.com; AnneMarie Newbigin; Boyd Cuthbertson; Don Hope; Harold Baxter; Hasan Akari; Iain Williamson; Jim Sutcliffe; John Antonini; John Kent; Jonathan Sieff; Judy Gathercole; Julian Roberts; Martin Murray; Michael Newman; Nick Hatch; Paul Nathan; Raja Ram; Robert Coxon; James Thornton; Rose Keanly; falotc@oldmutual.co.zw; grahamh@oldmutual.co.zw; Jean Du Plessis; bbarkley@barrowhanley.com; bmalone@omam.com; brian.bereznak@PBHGFunds.com; donna.archer@pbhgfunds.com; ffinlay@clayfinlay.com; hollie.rusthoven@americomlife.com; jdwight@dwight.com; khunt@oldmutualus.com; klindsell@oldmutualus.com; maggie.pirolli@fglife.com; Michael.Sutton@PBHGFunds.com; Pieter Van Niekerk; sruffini@fglife.com; tturpin@oldmutualus.com; Alan Hough; Andrew Lightbown; Barry Russell; Beth Lathangie; Godfrey Buckland; Amanda Mitchell; Annabel Brooks-Ward; Cherry Stevens; David Wilson; Donna Totok; Jim Whelan; laura breslin; Lesley Perkins; Lucinda Cross; Nick Wallis; Paul Nathan; Pippa Spong; Sally Glover; Stephen Friedlos; Tish Yorke-Mitchell; Alayne Mannion; Charmaine De Castro; Crystal Jacobs; Elaine Hodgson; Fernanda Reis; Gaby Aeberli; Hannah Thomas; Jean Inggs; Lilian Robinson; Lindsay Fiamingo; Lydia Scullard; Marion Friday; Susan Jordaan; Jonathan Hubbard

Subject: MEDIA RELEASE: Nedcor's offer to NIB minority shareholders

Importance: High

MEDIA RELEASE

13 August 2002

Nedcor's offer to NIB minority shareholders

Banking group Nedcor Ltd has announced its offer price to acquire the interests of minority shareholders in its subsidiary, Nedcor Investment Bank Holdings Ltd (NIB).

In terms of the offer, NIB's minority shareholders will receive one Nedcor ordinary share for every 33 NIB ordinary shares held. At Nedcor's closing price yesterday (12 August) of R114.98, this values each NIB share at R3.48. Using the Nedcor share price of R129 on 19 April 2002 (the last trading day before Nedcor announced its intention to make an offer to minorities), this values each NIB share at R3.91 representing a 50% premium to NIB's closing price of R2.61 on that day.

Irrevocable undertakings to vote in favour of the offer have already been obtained from shareholders totalling 39% of the minority holding.

Deutsche Securities, the independent financial adviser to the NIB board, has considered the terms of the offer and are of the opinion that they are fair and reasonable to minority shareholders. The NIB board is also of the opinion that the offer is fair and reasonable.

Nedcor's offer to buy NIB minorities forms part of a wider restructuring of the group in the wake of the merger with BoE Ltd.

The directors of NIB who are also directors of Nedcor recused themselves from all NIB decisions relating to this transaction.

The transaction is subject to regulatory and other approvals.

As previously announced, the NIB board deemed it appropriate in view of the anticipated offer to minority shareholders by Nedcor to declare an interim dividend of nine cents per ordinary share.

Issued by: Nedcor Ltd

Contact: Nedcor Group Media Relations
Gayle Rodrigues
+ 27 11 294 0372
083 307 6484

OLD MUTUAL PLC
ISIN CODE: GB0007389926
SHARE CODE: OML
ISSUER CODE: OLOML

Dealings in securities of Nedcor Limited by a director of Old Mutual plc

Old Mutual plc has been informed, by a message received yesterday, of the following dealings in the ordinary shares of its 53% owned banking subsidiary, Nedcor Limited, by Mr. Richard Laubscher, who is CEO of Nedcor Limited and also an executive director of Old Mutual plc.

Date of transaction	6 September 2002
Nature of trade	Shares purchased from the Nedcor Group (1994) Employee Share Purchase Trust on exercise of ten-year expiring options
Number of shares	86,300
Purchase price	R15.60 per share

Date of transaction	6 September 2002
Nature of trade	Shares purchased from the Nedcor Group (1994) Employee Share Purchase Trust on exercise of ten-year expiring options
Number of shares	100,000
Purchase price	R14.87 per share

The above share options were granted by Nedcor Limited to Mr. Laubscher in January 1992 and September 1992 respectively at the ruling market prices as part of standard allocations of options to staff.

Mr. Laubscher has indicated that he will be retaining the net shares purchased through the exercise of these options, having sold the following shares to settle some of the costs arising from the exercise:

Date of transaction	9 September 2002
Nature of trade	Shares sold via a market intermediary on the JSE Securities Exchange South Africa
Number of shares	43,500
Selling price	R99.32 per share

The effect of the abovementioned share transactions may be summarised as follows:

Percentage of the issued shares of Nedcor Limited purchased	0.071%
Percentage of the issued shares of Nedcor Limited sold	0.017%
Total number of shares in Nedcor Limited held by Mr. Laubscher following the purchases and sale	375,047
Percentage of issued shares of Nedcor Limited represented by Mr. Laubscher's total holding	0.144%

A similar announcement relating to the above matters was made by Nedcor Limited to the JSE Securities Exchange South Africa yesterday.

10 September 2002

Enquiries:

Old Mutual plc
Martin Murray — Tel: +44 20 7569 0109

College Hill
Nicholas Williams — Tel: +44 20 7457 2020

Roscow Jenny

From: Saxton Julie

Sent: 16 September 2002 10:01

To: Saxton Julie

Subject: Old Mutual SA - MEDIA RELEASE: GERRARD PRIVATE BANK LAUNCHES IN SOUTH AFRICA

Dear All
Please see attached a release that has been issued in South Africa regarding the Launch of Gerrard Private Bank for your information.
Kind regards
Julie

Julie Saxton
Communications Manager
Old Mutual Plc
Tel: + 44 207 569 0133
Fax: + 44 207 569 0225
Email: Julie.Saxton@omg.co.uk

MEDIA RELEASE
16 September 2002
Gerrard Private BANK LAUNCHES IN SOUTH AFRICA

Moody's assigns A2P1 rating to Gerrard Private Bank, now officially open for South African business

Gerrard Private Bank's application to open a representative office and to operate as a foreign investment manager* (FIM) in South Africa, has recently been approved by the South African Reserve Bank and Financial Services Board.

Confirming Gerrard Private Bank's solid financial position, Moody's Investors Service Ltd today announced that they have assigned an A2P1 London rating to the bank.

The bank, which is based in the Isle of Man and Jersey, is represented by a team in Johannesburg. The team is able to assist potential clients with all international wealth management requirements, and is focused on client needs and service - a trademark of effective private banking.

The positioning of Gerrard Private Bank in the South African market will be one of a globally focused offshore private bank offering clients a holistic wealth management service comprising banking, asset and liability management and trustee services. It is well positioned to offer tax efficient products and services from its offshore locations, both of which have a world class regulatory environment.

Bob Wooddisse, director of Gerrard Private Bank says: "We are pleased to announce that Gerrard Private Bank is now represented in South Africa. Private Banking has become an essential element in the financial planning of many individuals. We believe that Gerrard Private Bank will be able to offer a high level of quality service that is client-relationship driven, to high networth South Africans."

Gerrard Private Bank has assets of £600 million and a lending book of £100 million. Approximately 11,000 clients of which 5% have South African connections, make use of Gerrard's

products and services. 50 percent of its clients are from the UK and the balance of 5000 from various countries around the globe.

Going forward, Gerrard Private Bank will not be an Anglo-South African private bank operating offshore but a bank that is very much internationally focussed. Plans are in progress to open a representative office in Hong Kong once regulatory approval is obtained.

Notes to the editor

*A foreign investment manager is an investment manager managing investments outside the Republic.
Gerrard Private Bank, previously Fleming Offshore Bank, was purchased from JP Morgan/Chase on 31 May 2001 by Nedcor Ltd and Old Mutual plc. Nedcor currently has a 74% shareholding in Gerrard Private Bank, with the other 26% held by Old Mutual. Old Mutual has the option to increase its holding to 51% over a 4 year period.

Gerrard Private Bank has two registered banks, one in Jersey and the other in the Isle of Man. There is a Trust Company on Jersey (Gerrard Trust) as well as Fairbairn Trust Company on Guernsey, which are 100% owned subsidiaries of the bank.

The bank was awarded the 2002 Best Offshore Banking Group and Best Offshore Product Range awards, amongst competition from well known international banking groups.

Gerrard Private Bank utilises Gerrard UK part of Old Mutual Plc as its Investment Management house, and is the preferred provider of international private banking needs to Nedcor and Old Mutual in South Africa.

Issued by Nedcor Bank Media Relations & Publicity:

Contact: Gayle Rodrigues

Nedcor Bank Media Relations
and Publicity

011 294 0372 / 083 307 6484

For further information contact: Bob Wooddisse
Director: Gerrard Private Bank

0944 1624 645000

17/09/2002

OLD MUTUAL PLC

Purchase of Nedcor Shares

This announcement is made in terms of Rule 7 of the South African Securities Regulation Panel's Code on Take-overs and Mergers.

On Monday, 23 September 2002 Old Mutual Life Assurance Company (South Africa) Limited, a wholly-owned subsidiary of Old Mutual plc ("Old Mutual"), acquired 500,000 ordinary shares in Nedcor Limited ("Nedcor") at a price of R103.00 per share.

After the abovementioned purchase, the Old Mutual group owns and/or controls 138.6 million Nedcor ordinary shares, representing 53.2% of the total number of Nedcor ordinary shares in issue.

25 September 2002

OLD MUTUAL PLC

Interim Dividend for the six months ended 30 June 2002
Currency Conversion

In the interim results announcement of Old Mutual plc for the six months ended 30 June 2002 published on 12 August 2002, the directors declared an interim dividend of 1.7p per share or its equivalent in other currencies of payment. The Company's shares are listed on the London, Zimbabwe, Namibian and Malawi stock exchanges and the JSE Securities Exchange South Africa ("JSE").

The local currency equivalents of the proposed dividend have now been established, using the exchange rates prevailing on 3 October 2002, as follows:

South Africa	27.72 South African cents per share
Malawi	2.1320 Malawi Kwacha per share
Namibia	27.72 Namibian cents per share
Zimbabwe	1.4809 Zimbabwean dollars per share

The interim dividend will be paid on 29 November 2002.

The record date for this dividend payment is 18 October 2002 for all the exchanges where Old Mutual shares are listed. The shares will trade ex dividend from the opening of business on 14 October 2002 on the JSE and the Malawi, Namibian and Zimbabwe Stock Exchanges and the opening of business on 16 October 2002 on the London Stock Exchange.

The last day to trade cum dividend on the JSE and other African exchanges will be the close of business on Friday, 11 October 2002.

Shares may not be dematerialised or rematerialised in the context of the South African share trading system, STRATE, between Monday, 14 October 2002 and Friday, 18 October 2002, both dates inclusive.

4 October 2002

ENQUIRIES:

Old Mutual plc	
London	
James Poole, Director Investor Relations	**Tel: + 44 20 7569 0100**
Cape Town	
Hein Landsberg, Manager Shareholder Services	**Tel: + 27 21 509 1972**
College Hill	
London	
Tony Friend	**Tel: + 44 20 7457 2020**
Johannesburg	
Nicholas Williams	**Tel: + 27 11 447 3030**
Transfer Secretaries / Registrars	
Computershare Services	
Bristol call centre:	**Tel: +44 870 702 0001**
Johannesburg call centre:	**Tel: +27 11 370 7700**
Nico Corporate Finance	
Malawi call centre:	**Tel: + 265 623 856**
Transfer Secretaries (Pty) Limited	
Namibian call centre:	**Tel: + 264 61 227647**
Corpserve (Private) Limited	
Zimbabwe call centre:	**Tel: +263 912 34621-5**

OLD MUTUAL PLC

Nedcor Limited (NED SJ)/ Nedcor Investment Bank Holdings Limited (NIB SJ)

SA High Court sanctions merger scheme between Nedcor and Nedcor Investment Bank ("NIB")

Old Mutual draws attention to today's announcements by its subsidiaries Nedcor Limited ("Nedcor"), the South African banking group, in which it has a 53.2% stake, and NIB, detailing the sanctioning by the High Court of South Africa (Transvaal Provincial Division) of the scheme of arrangement proposed by Nedcor, between NIB and its shareholders, other than Nedcor. Nedcor will upon the fulfilment of all conditions precedent in relation to the scheme acquire the entire issued share capital of NIB. Nedcor currently has an 84% stake in NIB, and Old Mutual a further 5.4% stake.

The full text of Nedcor's announcement is available on the JSE Securities Exchange News Service (SENS) and also on Old Mutual's website, www.oldmutual.com. A paper copy of the full Nedcor announcement is available from Investor Relations, Old Mutual plc, 3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER.

8 October 2002

ENQUIRIES:

Old Mutual, London — **Tel: +44 20 7569 0100**
James Poole

College Hill, London — **Tel: +44 20 7457 2020**
Tony Friend

OLD MUTUAL PLC

Board of directors – Nedcor Limited

Old Mutual draws attention to the announcement made today by Nedcor Limited ("Nedcor"), the South African banking group in which it has a 53.2% holding, outlining the changes to the board of directors. The changes follow from the recent merger with BoE Ltd and the associated group restructuring including the delisting of Nedcor Investment Bank Holdings Ltd (NIB).

The full text of Nedcor's announcement is available on the JSE Securities Exchange News Service (SENS) and also on Old Mutual's website, www.oldmutual.com. A paper copy of the full Nedcor announcement is available from Investor Relations, Old Mutual plc, 3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER.

9 October 2002

ENQUIRIES:

Old Mutual, London — **Tel: +44 20 7569 0100**
James Poole
Zoleka Mzimba

College Hill, London — **Tel: +44 20 7457 2020**
Tony Friend

Murray Martin

From: Saxton Julie
Sent: 10 October 2002 08:52
To: Saxton Julie
Subject: FW: MEDIA RELEASE: NEW BOARD OF DIRECTORS FOR NEDCOR
Importance: High

MEDIA RELEASE

9 October 2002

New board of directors for Nedcor

Nedcor Ltd today announced changes to its board of directors. The changes follow from the recent merger with BoE Ltd and the associated group restructuring including the delisting of Nedcor Investment Bank Holdings Ltd (NIB).

Nedcor chairman Chris Liebenberg said: "The BoE merger and the integration of banking licences opens a new chapter in the life of Nedcor. It presents enormous opportunities and it is important we have the correct governance structures in place to handle this new environment.

"We have already announced the new organisational structure and an executive management team to run the enlarged group. We have also announced a new board for Peoples Bank Ltd. The BoE, NIB and Cape of Good Hope Bank Ltd (CoGHB) boards will be phased out, subject to regulatory approval. Today's announcement of changes to the Nedcor board completes the overall governance picture.

"I am confident that this new board is admirably equipped to supervise the particular challenges that lie ahead as we go through the integration phase. Over time it is our aim to reduce the size of the board, but I believe that for the moment we have the right composition to be representative of the underlying businesses and to provide continuity during integration, while ensuring a balance with independent directors."

As announced on 8 July 2002, the organisational restructure following the merger with BoE has resulted in a reshuffle of executive portfolios. Two new executive directors, namely Tom Boardman and Izak Botha, will join the Nedcor board. The executive directors and their portfolios are:

Richard Laubscher - Chief executive
Michael Katz - Advisory activities
Tom Boardman - Retail divisions/ Wealth management
Izak Botha - Capital & Integration
Barry Hore - Technology & Operations
Stuart Morris - Finance director
Derek Muller - Corporate divisions
Lot Ndlovu - Peoples Bank
Tony Routledge - Strategy

Liebenberg announced the appointment of Michael Katz to the newly created position of vice-chairman, an executive position.

Commenting, Liebenberg said: "The appointment is made in recognition of the considerable contribution Michael has made to the Nedcor group. In future, in this new executive position Michael will be drawn further into strategic issues assisting the chief executive. Michael will also continue as chairman of Edward Nathan & Friedland Inc."

Among the nonexecutive directors, six new members join the board with five members leaving the board. The six new members of the board are: Chris Ball (ex BoE), Barry Davison (ex NIB), Nick Dennis (ex NIB), Brian Figaji (ex CoGHB), Phuthuma Nhleko (ex NIB) and Cedric Savage (ex BoE). It is hoped that a further independent nonexecutive director appointment will be announced shortly.

The five members leaving the board are:
Tim Curtis who has reached retirement age;
Bill Venter, after 22 years, and Clive Parker, after 12 years of continual service, have decided not to make themselves available for the restructure; and

Gerhard van Niekerk, who will join the boards of Peoples Bank and Imperial Bank, and Eric Molobi, who is joining the Peoples Bank board.

Liebenberg said: "I would like to give a very warm vote of thanks to all the departing directors. We are fortunate that we will continue to enjoy the wise counsel of Gerhard van Niekerk and Eric Molobi at Peoples Bank. Tim Curtis, Bill Venter and Clive Parker have all given long and loyal service and contributed significantly to the growth of the bank over the past decade. We wish them well in the future."

The full list of nonexecutive directors is:

Chris Liebenberg (Chairman)
Peter Joubert (Deputy chairman)
Chris Ball*
Warren Clewlow
Barry Davison*
Nick Dennis*
Brian Figaji*
Mike Levett
J.B. Magwaza*
Mafika Mkwanazi*
Phuthuma Nhleko
Hixonia Nyasulu*
Julian Roberts
Cedric Savage*
Jim Sutcliffe

* = Independent nonexecutive directors

Liebenberg further announced that Nedcor nonexecutive director Warren Clewlow will replace Peter Joubert as both deputy chairman and the chairman of the audit committee on Joubert's retirement in 2003.

Also at the board sub-committee level, nonexecutive director Mafika Mkwanazi will replace Warren Clewlow as chairman of the Strategic Innovation Management committee. Nonexecutive director Nick Dennis takes over from J.B. Magwaza as chairman of the remuneration committee. As previously announced, J.B. Magwaza will become the new chairman of Peoples Bank while remaining a director of Nedcor.

The board appointments are effective from 1 November 2002 for the following: Chris Ball, Tom Boardman, Izak Botha and Cedric Savage. All other appointments will be effective after completion of the required regulatory procedures.

Notes to Editors:

1. Media releases concerning the boards of Peoples Bank and BoE were issued in July 2002.
2. A media release outlining the new group structure was issued on 8 July 2002.
3. Brief biographical details on the new Nedcor nonexecutive directors:

C.J.W. Ball - Dip IURIS, MA. A director of PG Bison Ltd, PG Bison Holdings Ltd and Premier Foods Ltd. Former president of the Clearing Bankers Association of SA and former chief executive of First National Bank Group.

B.E. Davison - BA (Law, Economics). Davison is executive chairman of Anglo American Platinum Corporation Ltd, an executive director of Anglo American plc and chairman of Anglo American plc Ferrous Metals Division. He is also a director of Anglo Platinum Group subsidiaries, Anglo American Corporation of South Africa, Highveld Steel and Vanadium Corporation Ltd and Northam Platinum Ltd. Davison is president of the Chamber of Mines of South Africa.

N. Dennis - BCom (Hons). Group managing director and chief executive officer of Tiger Brands Ltd. Former group managing director of ICS Holdings Ltd.

B. Figaji - BSc (Hons), Dip Tertiary Ed, MEd. Professor Figaji is vice-chancellor of the Peninsula Technikon, and serves on the Council of Higher Education.

P.F. Nhleko - BSc (Eng), MBA. Group chief executive of M-Cell Ltd and the chairman and a founding member of Worldwide African Investment Holdings Ltd.

C.M.L. Savage - BSc (Eng), MBA. Chairman of The Tongaat-Hulett Group Ltd and a director of AECI Ltd, ARMGold Ltd and Delta Motor Corporation (Pty) Ltd.

Issued by Nedcor Ltd

Contact: Nedcor Group Media Relations
Leigh Roberts
+ 27 11 295 7257
083 326 3019
leighr@nedcor.com

OLD MUTUAL PLC

Confirmation of Discussions

Old Mutual plc notes the speculation regarding the potential sale of its subsidiary, GNI Holdings Limited.

Old Mutual confirms that it is currently in discussions regarding the sale of GNI Holdings Limited.

A further announcement will be made in due course.

14 October 2002

Enquiries:

Old Mutual plc — **Tel: +44 20 7569 0100**
James Poole, Director Investor Relations

Old Mutual Financial Services UK — **Tel: +44 20 7002 4000**
Edmond Warner, Chief Executive

College Hill, London — **Tel: +44 20 7457 2020**
Tony Friend
Gareth David

College Hill, South Africa — **Tel: +27 11 447 3030**
Nicholas Williams

Notes to editors:

Old Mutual plc is an international financial services company based in London, with substantial operations in life assurance, asset management, banking and general insurance. Old Mutual is listed on the London Stock Exchange with a market capitalisation of approx. £3,000 million as at 11 October 2002. It is also listed on the Johannesburg, Namibian, Malawi and Zimbabwe stock exchanges. The company operates the largest life assurance business in Southern Africa, through which it provides life, disability and health insurance, retirement savings and investment products to individuals and groups. The company also has worldwide interests in life assurance and asset management. The enlarged group had £133 billion of assets under management as at 30 June 2002. Old Mutual owns 53.2% of Nedcor, South Africa's highest rated bank, and 51% of the South African general insurance company, Mutual & Federal.

OLD MUTUAL PLC

Old Mutual's U.S. Asset Management Group Reports Assets under Management for First Three Quarters of 2002

BOSTON--October 21st, 2002--The U.S. asset management group of Old Mutual plc (LSE: OML) today announced results for its affiliated asset management firms for the nine months ended September 30, 2002. The group achieved strong relative performance overall, with assets under management declining 12.1% excluding divestitures and cash flow, compared to a 28.2% decline for the S&P 500 Index, a 39.9% decline for the NASDAQ Composite Index, a 23.2% decline for the Dow Jones Industrial Average, and a 8.6% gain for the Lehman Brothers Aggregate Bond Index. In addition, the firms in aggregate had net inflows of client assets of $2.6 billion, or 1.7% of 2001 year-end assets of $149.9 billion, and divestitures of non-strategic firms accounted for a reduction of $12.1 billion or 8.1% of year-end assets. As of September 30, the group managed a total of $122.1 billion.

"In the face of a very challenging time for almost all markets, the U.S. asset management operations of Old Mutual performed well when compared to the broad equity indices and actually produced significant, positive net client cash flow during the first three quarters," said Scott Powers, chief executive of Old Mutual's U.S. asset management operations. "The diversity of asset classes and investment styles, strong relative investment performance and the depth of experience at our firms proved once again to be our greatest strengths."

Overall fund flows continued to be positive with flows from Fidelity & Guaranty Life Insurance Company into Dwight Asset Management continuing to be strong. Detailed information on the asset breakdown for each of the firms is available from the group's website at http://www.oldmutualus.com.

The five new funds sub-advised by Old Mutual firms which were introduced to Pilgrim Baxter's PBHG Funds in December and January have attracted $1.3 billion in investor assets in the first three quarters of 2002, led by PBHG IRA Capital Preservation, subadvised by Dwight Asset Management, and PBHG Clipper Focus, subadvised by Pacific Financial Research. The total assets in the subadvised funds stand at $1.6 billion on September 30. More information on these investment strategies and performance of each of the funds is available at http://www.pbhgfunds.com.

The divestiture of NWQ to Nuveen Investments was completed in the third quarter 2002. In total, 14 firms have been divested since Old Mutual's acquisition of United Asset Management Corp. in September 2000.

ENQUIRIES:

Media:

Tucker Hewes	Tel: + 1 212 207-9451 tucker@hewescomm.com
Nad Pillay	Tel: +27 82 553 7980
Julie Saxton	Tel: +44 20 7569 0100
Tony Friend	Tel: +44 20 7457 2020
Robyn Hunt	Tel: +27 11 447 3030

Investors:

Andrew Parkins	Tel: +44 20 7569 0100
Mike Willis	Tel: +27 21 509 9111

Notes to Editors

Old Mutual plc is an international financial services company based in London, with operations in asset management, life assurance, banking and general insurance. The company is listed on the London Stock Exchange with a market capitalization of approximately $4.8 billion as of October 18, 2002. More information on Old Mutual is available at www.oldmutual.com.

OLD MUTUAL PLC

Old Mutual plc sale of GNI

Old Mutual plc ("Old Mutual") announces that it has reached agreement for the sale of GNI Holdings Limited ("GNI") to Man Group plc. The base consideration is £100 million and is payable in cash at completion.

GNI is a leading provider of derivative brokerage and collateral management services across global fixed interest, equities, commodities and foreign exchange markets. It was acquired by Old Mutual as part of its acquisition of Gerrard Group plc in January 2000. The transaction is consistent with Old Mutual's stated purpose to focus on asset management and asset gathering worldwide.

In the first half of 2002, GNI contributed operating profit of £5 million to Old Mutual. Net assets to be transferred on completion are expected to amount to approximately £65 million.

Old Mutual is retaining GNI Fund Management, the specialist hedge fund business, as part of its asset gathering / management strategy.
The transaction remains subject to the satisfaction of certain conditions, including receipt of regulatory consents. Completion is expected to take place before the end of 2002.

Commenting on the sale, Edmond Warner, Chief Executive of Old Mutual Financial Services UK said:

"I am particularly pleased to announce this transaction. GNI has been a successful business within Old Mutual since its acquisition in 2000, but our strong focus in the UK is on the wealth and investment management market, supporting Old Mutual's core strategies in asset gathering and asset management. We believe that there are exciting opportunities for us in the UK building these core financial services businesses which will enable us to optimise our UK portfolio to deliver value for clients and shareholders."

Lehman Brothers acted as financial adviser to Old Mutual in this transaction.

21 October 2002

ENQUIRIES:

Old Mutual plc
James Poole | **Tel: +44 20 7569 0100**

Nad Pillay | **Tel: +27 21 509 9111**

Old Mutual Financial Services UK
Edmond Warner, Chief Executive | **Tel: +44 20 7002 4000**

College Hill
Tony Friend | **Tel: +44 207 457 2020**
Gareth David

Robyn Hunt | **Tel: +27 11 447 3030**

Notes to editors:

Old Mutual plc is an international financial services company based in London, with substantial operations in life assurance, asset management, banking and general insurance. Old Mutual is listed on the London Stock Exchange with a market capitalisation of £3,101 million as at 18 October 2002. It is also listed on the Johannesburg, Namibian, Malawi and Zimbabwe stock exchanges. The company operates the largest life assurance business in Southern Africa, through which it provides life, disability and health insurance, retirement savings and investment products to individuals and groups. The company also has worldwide interests in life assurance and asset management. The enlarged group had £133 billion of assets under management as at 30.06.02. Old Mutual owns 53.2% of Nedcor, South Africa's highest rated bank, and 51% of the South African general insurance company, Mutual & Federal.

MEDIA RELEASE

28 October 2002

Nedcor announces integration and rebranding plans

Nedcor Ltd today confirmed that the merger with BoE is on track, provided further details on the integration and estimated that full merger benefits should reach R905m a year.

It also announced that over the next two years it would streamline its 20 different client brands amassed through the merger.

Nedcor Chief Executive Richard Laubscher said: "We have the opportunity, with the merger between Nedcor and BoE, to build an exceptional bank that will reward clients, staff and shareholders alike. Through careful planning and enormous hard work we have made an excellent start in the integration process."

Laubscher was updating investors, analysts and media in Cape Town on progress in integrating the two organisations since the merger was announced in April. Topics covered in the presentations included the merger process, projected financial benefits and the revised brand portfolio.

The brand rationalisation programme follows the Group's restructure and, subject to regulatory approval, handing back of various banking licences.

Nedcor will continue with its multi-brand strategy but will in future focus on three key brands (Nedbank, Nedbank Corporate and Peoples Bank) and five major Joint Venture brands (BoE, Imperial Bank, Old Mutual Bank, Pick 'n Pay Go Banking and Gerrard Private Bank). The new brand portfolio will allow Nedcor to target specific markets while leveraging the scale of the enlarged Group.

The Group's premier brand remains **Nedbank**, which enjoys a strong presence in the corporate, commercial and retail markets. Nedbank will continue unchanged in the retail market. A new brand, **Nedbank Corporate,** will be created to house all of the corporate, commercial, treasury and investment banking activities of the Nedcor Group. Nedbank Corporate will be a full spectrum operation in the domestic corporate and investment

banking arena. It will comprise the relevant business units of the BoE Group, Nedbank, NIB, Cape of Good Hope Bank, as well as Edward Nathan & Friedland Inc.

With the creation of Nedbank Corporate the business brands of BoE Merchant Bank, BoE Corporate and NIB will be phased out. The BoE Bank brand, which services the mid-size commercial market, will be phased out over time as the systems and branches are integrated into Nedbank Corporate. The Cape of Good Hope brand will continue to be used in the property finance business in the Western Cape alongside Nedbank Corporate.

Peoples Bank remains as an important and growing brand in the low- to middle-income market and SME sector. It is intended that, over the next two years, NBS and other brands (Cashbank, PEP Bank and Consumer Credit) will gradually be incorporated into Peoples Bank. During this two-year period, NBS and Peoples Bank will operate alongside each other under one management team drawn from the current NBS and Peoples Bank management structures with John Maxwell continuing to head Retail Banking. The team will work together to ensure that clients of both banks are given the best possible service while being offered an increasing range of products and outlets.

BoE, which has strong market awareness in the private banking and investment sectors, will become the Group's flagship brand in the wealth management arena. As announced earlier today, several of the Group's wealth management business units will operate within a joint venture arrangement with Old Mutual SA, subject to regulatory approvals. The interests of Nedcor's minority shareholders were represented by independent non-executive directors on the Nedcor board.

Nedcor also announced that it was selling a controlling stake in BoE Asset Management to AKA Capital, a black empowerment private equity and investment group. In addition, Peoples Bank minorities and Peoples Bank itself will acquire a shareholding in BoE Asset Management, further enhancing its empowerment credentials.

The following brands remain unchanged: **Old Mutual Bank** brand, a joint venture aimed at the middle-income retail market, offshore private bank **Gerrard Private Bank;** Nedcor's retail banking joint venture **Pick 'n Pay Go Banking,** and its vehicle and aircraft finance joint venture, **Imperial Bank.**

The **Nedcor** brand, which is also the name of the holding company, remains as the investor brand.

Nedcor chief executive, Richard Laubscher, said: "The purpose of the rebranding exercise is to focus our efforts behind our strongest brand in each market segment. It will be a process, however, rather than an event, which will be managed in a sensible fashion over the next two years. The governing principle is that clients will be able to choose from within the Nedcor Group which brand and business grouping meets their preference."

The presentations also provided detail on the considerable progress made to date with integration process. A specialised integration team, headed by Izak Botha, oversees the implementation of the plan allowing Nedcor's executive and operational management teams to also focus on running the business.

According to the integration team the major areas of synergies and cost savings are IT, shared services, corporate and commercial banking and wealth management.

The integration process and the resulting availability of a wider range of delivery channels to clients will see a reconfiguration of the branch network. This will involve closure of some branches. Every effort will be made to re-skill or re-deploy affected staff members to other areas of the Group, though some retrenchments are anticipated.

The Group's integration plan will see it handing back four domestic banking licences, leaving it with Nedbank Ltd (previously Nedcor Bank Ltd), Peoples Bank Ltd, Imperial Bank Ltd and Gerrard Private Bank (an offshore licence).

The Group's restructure plan is subject to approval in terms of section 54 of the Banks Act, and other regulatory conditions.

Issued by: Nedcor Ltd

Contact: Nedcor Group Media Relations
Gayle Rodrigues 011 294 0372/083 307 6484

NEDCOR AND OLD MUTUAL CONSOLIDATE WEALTH MANAGEMENT POSITION

28 October 2002

CAPE TOWN: Nedcor and Old Mutual today announced bold new initiatives which place the financial services group at the forefront of bancassurance in South Africa.

This follows Nedcor's recent acquisition of BoE, which complements the Group's customer segmentation strategy and provides the impetus to strengthen its offerings to the high net worth market.

Certain assets of Old Mutual, Nedcor and BoE will be leveraged into a single onshore business headed by Paul Leaf-Wright. It will focus on the high net worth market by combining the trust, fiduciary, private banking and discretionary portfolio management components of the businesses.

Businesses that will be incorporated into the new venture include BoE Private Bank, Syfrets Wealth Management, Syfrets Trust, BoE Personal Stockbrokers, Old Mutual Trust and Franklin Templeton NIB Investments (the Private Client Asset Management component).

According to Nedcor's Tom Boardman, this new entity will be a 50/50 joint venture between Old Mutual and Nedcor and will report into Nedcor. "The entity will be branded BoE, building on its distinguished history in the areas of trust and fiduciary services, wealth creation and private wealth management".

Says Roddy Sparks, Old Mutual SA MD: "As a Group we are continually looking for synergies across our offerings and for areas of overlap.

"We believe that the proposed restructure will offer significant benefits to the Group and strengthen our value proposition at the high net worth end of the market."

As a further enhancement of bancassurance, BoE Life Assurance will be incorporated into a 50/50 joint venture between Old Mutual and Nedcor and will focus on providing credit life cover products for distribution into the Nedcor client base. This builds on similar initiatives currently in place between Old Mutual and Nedcor.

A controlling stake in BoE Asset Management will be sold to Aka Capital, the black empowerment private equity and

investment group headed by Reuel Khoza. The Nedcor Group will retain a minority stake and Old Mutual will be acquiring a minority stake in BoE Asset Management.

Other aspects of the current restructure involve multimanager services and investment administration. To this end, Old Mutual will acquire 100% of BoE's Edge multimanager and NIBi multimanager offerings (the local component), which will be incorporated into its SYmmETRY onshore multimanager portfolio. Also to be acquired outright by Old Mutual is BoE Investment Administrators. It is planned for this business to continue to run independently for existing clients, while allowing scope for similar solutions for new clients.

Says Leaf-Wright: "These initiatives will improve the synergies between a host of related wealth creation and private wealth brands.

"We are not only going to provide comprehensive financial solutions to all our clients but they will benefit from the rest of the Group's strengths in the personal finance, insurance and banking arena.

"The restructure will facilitate choosing the best processes and practices from each business in order to offer our clients excellent products and services into the future."

Leaf-Wright points out that existing clients of the affected brands should continue to deal with their normal client contact person. He assured clients of each of the affected brands that they would be kept informed along the way and once the changes take place.

It is envisaged that all the changes will take effect early in the new year, once all regulatory approvals have been obtained.

ends

For more information:

Roddy Sparks
MD Old Mutual SA
Tel: (021) 509-2212

Paul Leaf-Wright
Head BoE
Tel: (021) 416-6449

Jacqui Bennett
BoE
Tel: (021) 416 6375

AKA CAPITAL ACQUIRES CONTROLLING STAKE IN BoE ASSET MANAGEMENT

28 October 2002

Aka Capital, the black empowerment private equity and investment group headed by Reuel Khoza, today announced that it has reached an agreement to acquire a controlling shareholding in BoE Asset Management from the Nedcor Group. The Nedcor Group will retain a minority stake and Old Mutual will be acquiring a minority stake in BoE Asset Management.

BoE Asset Management has about R17 billion of assets under management.

The deal comes just months after the acquisition of the BoE Group by Nedcor, which was approved by the High Court in July.

Anet Ahern will remain managing director of BoE Asset Management.

Says Khoza: "In light of the transformation of the financial services sector, we were keen to position ourselves as a major financial services empowerment player. In BoE Asset Management, not only have we found that partner, but we have also acquired a real gem that will add enormous value to our group.

"To be a successful empowerment enterprise, we are keen to retain the stability, skills and expertise of the current team. However, we will be sharpening the focus of the business so that we can position ourselves at the forefront of empowerment issues in the asset management industry.

"It is our aim to leverage off the superior stock-picking skills of the existing team in order to consistently deliver superior long-term performance to our institutional clients."

Says Richard Laubscher, chief executive officer, Nedcor Group: "Reuel Khoza, CEO Sam Nematswerani and their team have a proven, long-term track record and impeccable credentials.

"To further our commitment to empowerment, it is our intention to bring in an even broader range of empowerment shareholders. This would include the minority shareholders of People's Bank, allowing us to strengthen our existing relationship with this broad range of empowerment groups."

Says Roddy Sparks, Old Mutual SA, managing director: "Old Mutual is delighted to be given the opportunity to invest in BoE Asset Management and to be involved with Aka Capital in this business.

"We are committed to supporting empowerment initiatives that will add value to the industries in which we operate."

Ahern says she and the asset management team have welcomed the move.

Says Ahern: "Aka Capital's shareholding presents major benefits for our business and our clients while at the same time it significantly bolsters new business opportunities.

"It has been a lengthy process and we have been fortunate to retain the support of our clients and intermediaries.

"The result is that we have ended up with a transaction that we believe is a major move forward in empowerment planning."

Ahern added that the BoE Asset Management brand would change to reflect the new positioning of the asset management company.

It is envisaged that this transaction will take effect early in the new year, once all regulatory approvals have been obtained.

ends

For more information:

Sam Nematswerani
CEO Aka Capital
Tel: (011) 706 2992

Roddy Sparks
MD Old Mutual SA

Tel: (021) 509-2212

Paul Leaf-Wright
Head BoE
Tel: (021) 416-6449

Anet Ahern
MD BoE Asset Management
Tel: (021) 416 6114

Jacqui Bennett
BoE
Tel: (021) 416 6375

NEDCOR ACQUIRES FRANKLIN TEMPLETON SHARE OF FTNIBI SA

28 October 2002

Cape Town. Nedcor has acquired offshore asset manager, Franklin Templeton's 50% stake in Franklin Templeton NIB Asset Management Company (Pty) Ltd.

The transaction will result in the Nedcor Group becoming the sole shareholder in Franklin Templeton NIB Asset Management (Pty) Ltd and is subject to the appropriate regulatory approvals.

Franklin Templeton provides global and domestic investment management services through its Franklin Templeton Mutual Series and Fiduciary Trust subsidiaries. It will continue to service the South African market independently of the Nedcor and Old Mutual group companies.

Says Carla Previtera, FTNIBI's chief executive officer: "The FTNIBI brand will remain in place until all regulatory approvals have been obtained. Only at this stage will the various pockets of the FTNIBI business and its staff, be integrated into the new BoE Wealth Management structure and elsewhere in the greater Nedcor and Old Mutual group.

"The aim is to improve the synergies between a host of related wealth creation and private wealth brands to provide comprehensive financial solutions to all our clients.

"For the moment, it is business as usual for all our clients and they will continue to deal with their normal client service person."

Ends

Contact: Carla Previtera
CEO
(021) 488-2115

OLD MUTUAL PLC

GNI sale completed

Further to the announcement made on 21 October 2002, Old Mutual plc ("Old Mutual") is pleased to announce the completion of the sale of GNI Holdings Limited ("GNI") to Man Group plc. Total consideration is £100 million.

As of today's date, all conditions relating to the successful completion of the sale of GNI have been fulfilled or waived. Man Group plc has agreed to secure the release of the Old Mutual group from existing guarantees given by the Old Mutual group in favour of certain obligations of the GNI group. The Old Mutual group will consequently not be liable for any obligations relating to transactions entered into by the GNI group after completion of the disposal of GNI which includes any renewals of or extensions to pre-completion transactions entered into after completion by the GNI group.

6 November 2002

ENQUIRIES:

Old Mutual, London — **Tel: +44 20 7569 0100**
James Poole

Old Mutual Financial Services UK — **Tel: +44 20 7002 4000**
Edmond Warner, Chief Executive

College Hill, London — **Tel: +44 20 7457 2020**
Tony Friend

OLD MUTUAL PLC

11 November 2002

Agreement to sell Old Mutual Securities to Secure Trust Banking Group plc

Old Mutual plc ("Old Mutual") is pleased to announce that it has entered into a conditional sale agreement with Secure Trust Banking Group plc ("Secure Trust") under which Secure Trust will acquire Old Mutual Securities Limited ("OMS"), for a consideration initially equal to the net assets of the business at completion, and a further payment after three years based on the future performance of OMS. The deal is subject to regulatory approval and ratification by an EGM of shareholders in Secure Trust. The initial payment is expected to be approximately £5 million to be satisfied by a mixture of cash and loan notes, and total payments are subject to a maximum of £12 million.

Edmond Warner, CEO Old Mutual Financial Services, commented:

"I am pleased that Old Mutual Securities is being acquired by Secure Trust, which intends to build on OMS's reputation for providing high-quality broking and corporate advisory services to a growing list of mid-sized clients. Together with our recent disposal of the derivatives broker GNI, the restructuring of Old Mutual's UK portfolio begun a year ago is now largely complete. This is in line with the Group's stated strategy of focussing on asset gathering and asset management in the UK, US and South Africa."

Old Mutual was advised by Hawkpoint Partners.

ENQUIRIES:

Old Mutual plc, London James Poole	**Tel: +44 20 7569 0100**
Old Mutual Financial Services Edmond Warner	**Tel: +44 20 7002 4000**
College Hill, London Tony Friend	**Tel: +44 20 7457 2020**
College Hill, South Africa Nicholas Williams	**Tel: +27 11 447 3030**

OLD MUTUAL PLC

Nedcor Limited

Old Mutual plc ("Old Mutual") draws attention to the following announcement issued today by Nedcor Limited, the South African banking group in which it has a 53.2% holding:

Nedcor Limited ("Nedcor") trading statement

In line with international best practice and for the reasons set out below, a trading update is provided for the benefit of Nedcor's shareholders. A further update on the integration of BoE is also provided. This information will be contained in the trading update to be released by holding company Old Mutual plc on 25 November 2002.

2002 has been an eventful year for Nedcor, and for the South African banking sector. There has been extreme volatility in the value of the Rand, four successive interest rate hikes, troubles in the micro-lending industry, liquidity stress in or failure of some smaller banks, referred difficulties from unsettled global and other markets and competitiveness in the investment bank arena.

Nedcor is pleased to have played its part in the return of stability to the South African banking sector by its successful acquisition of BoE Ltd (BoE) with effect from 2 July 2002. The acquisition of BoE then became a catalyst for an overall Nedcor Group re-organisation. Furthermore, in October 2002 Nedcor acquired the outstanding minority shareholders interests in Nedcor Investment Bank Holdings Ltd (NIB) which will enhance the Group's ability to extract potential synergies from the integration of Nedbank, BoE, NIB, Cape of Good Hope Bank Ltd and parts of Peoples Bank Ltd.

It is pleasing to note that the Group's core operations are performing satisfactorily during these challenging times and are producing sound growth. Average organic advances growth of 15%, excluding BoE, has been achieved year-on-year to October 2002, and retail deposit growth has likewise been positive.

As indicated at the update on 28 October 2002, the BoE integration is proceeding well and we anticipate that annualised cost synergy savings and rationalisation benefits of some R900m before tax will be achieved in 2005. BoE was under stress when it was acquired and we are pleased to report strong returns of deposit flows and good progress in most areas in its return towards expected profit levels.

We have now concluded our initial review of the fair value of BoE assets at acquisition. The fair value of BoE's net assets at acquisition has been assessed and will be written down by some R700m. The largest adjustment is the write-off of R287m unamortised goodwill raised by BoE when it acquired Credcor, a consumer finance / micro-lender. Furthermore, one-off downward adjustments to bring BoE accounting policies into line with Nedcor's will amount to some R170m. These

adjustments are consistent with the findings of the due diligence exercise conducted at the time of the acquisition. After these adjustments, resultant goodwill arising on the acquisition of BoE will be approximately R2.6bn, giving a price / book ratio of approximately 1.6 on acquisition.

The BoE acquisition was paid for mainly in cash which reduced Nedcor's capital adequacy surplus. This provided an opportunity for Nedcor to simultaneously change the capital mix in favour of secondary capital, which is less expensive than traditional primary capital. An attractive alternative to traditional primary capital has now been identified in the form of non-redeemable non-cumulative preference shares, and this avenue is being pursued as a new source of capital to add beneficial diversity to the capital mix and to replenish the capital adequacy surplus.

Nedbank's Business Banking division currently and historically has adopted a provisioning policy of Legal Certainty, which structures the income statement charge at the end of the collection cycle and usually leads to improved recoveries. A number of factors, including higher interest rates, deterioration of the book with age and poor security realisations, exacerbated by a slower court execution process, have led to declining collections in a portion of the non-performing book. This necessitated a re-evaluation of this book, conducted since the half year, which concludes that collections are likely to be below those previously anticipated. In these circumstances, it is appropriate to move towards a more dynamic policy of provisioning which inherently recognises provisions at an earlier stage.

Provisions will therefore be accelerated this year, which will cause an additional charge against 2002 earnings of some R280m after tax. This will also achieve better consistency with the BoE portfolio, after having effected the pre-acquisition write-downs, which will make for an easier integration. In addition, both portfolios will be more in line with the loan loss impairment requirements of new accounting statement AC 133, which is effective from 1 January 2003.

Nedcor's exposure to the micro-loan industry is held through Peoples Bank, where the exposure is shared with Capital One, and through BoE's Credcor. The Group's net micro-loan exposure of R1.2bn, after provisioning, represents less than one half percent of total group assets of approximately R270bn. Both micro-loan operations are adopting a cautious approach to new lending and provide dynamically at an early stage for potential bad debts. Despite this cautious lending approach, the micro-loan operations are currently reporting losses, against originally budgeted profits, reflecting the difficult conditions of the micro-lending market. The impact on Nedcor's earnings of additional provisions raised in 2002 will be some R50m after tax.

Nedcor intends to account for the above largely once-off bad debt provisions in its 2002 results. While this will adversely impact upon 2002 results, core operational earnings exclusive of these factors are currently satisfactory. The recognition now of the financial impact of these provisions is expected to position Nedcor favourably in the 2003 financial year. Headline earnings, which include the effects of losses arising on translation of integrated foreign operations, are currently depressed by the continuing strength in the value of the Rand.

The investment in Dimension Data was written down to R6.45 per share at 30 June 2002 and will again be marked to market at year-end. At Dimension Data's current market price of R4.00, a further exceptional loss of some R250m would be incurred.

On a longer term basis, the anticipated ongoing benefits of the integration and consolidation process recently announced, and the strength of the combined Group, provide a sound foundation for future growth. Subject to regulatory approval, the integration is on schedule and restructuring is anticipated to commence from January 2003.

With the BoE merger, our primary focus remains on banking in South Africa. Given a stronger and more stable Rand and higher levels of growth, we remain positive about the period ahead.

21 November 2002

ENQUIRIES:

Old Mutual, London **Tel: +44 20 7569 0100**
James Poole

College Hill, London **Tel: +44 20 7457 2020**
Tony Friend

Nedcor Limited ("Nedcor") trading statement

In line with international best practice and for the reasons set out below, a trading update is provided for the benefit of Nedcor's shareholders. A further update on the integration of BoE is also provided. This information will be contained in the trading update to be released by holding company Old Mutual plc on 25 November 2002.

2002 has been an eventful year for Nedcor, and for the South African banking sector. There has been extreme volatility in the value of the Rand, four successive interest rate hikes, troubles in the micro-lending industry, liquidity stress in or failure of some smaller banks, referred difficulties from unsettled global and other markets and competitiveness in the investment bank arena.

Nedcor is pleased to have played its part in the return of stability to the South African banking sector by its successful acquisition of BoE Ltd (BoE) with effect from 2 July 2002. The acquisition of BoE then became a catalyst for an overall Nedcor Group re-organisation. Furthermore, in October 2002 Nedcor acquired the outstanding minority shareholders interests in Nedcor Investment Bank Holdings Ltd (NIB) which will enhance the Group's ability to extract potential synergies from the integration of Nedbank, BoE, NIB, Cape of Good Hope Bank Ltd and parts of Peoples Bank Ltd.

It is pleasing to note that the Group's core operations are performing satisfactorily during these challenging times and are producing sound growth. Average organic advances growth of 15%, excluding BoE, has been achieved year-on-year to October 2002, and retail deposit growth has likewise been positive.

As indicated at the update on 28 October 2002, the BoE integration is proceeding well and we anticipate that annualised cost synergy savings and rationalisation benefits of some R900m before tax will be achieved in 2005. BoE was under stress when it was acquired and we are pleased to report strong returns of deposit flows and good progress in most areas in its return towards expected profit levels.

We have now concluded our initial review of the fair value of BoE assets at acquisition. The fair value of BoE's net assets at acquisition has been assessed and will be written down by some R700m. The largest adjustment is the write-off of R287m unamortised goodwill raised by BoE when it acquired Credcor, a consumer finance / micro-lender. Furthermore, one-off downward adjustments to bring BoE accounting policies into line with Nedcor's will amount to some R170m. These adjustments are consistent with the findings of the due diligence exercise conducted at the time of the acquisition. After these adjustments, resultant goodwill arising on the acquisition of BoE will be approximately R2.6bn, giving a price / book ratio of approximately 1.6 on acquisition.

The BoE acquisition was paid for mainly in cash which reduced Nedcor's capital adequacy surplus. This provided an opportunity for Nedcor to simultaneously change the capital mix in favour of secondary capital, which is less expensive than traditional primary capital. An attractive alternative to traditional primary capital has now been identified in the form of non-redeemable non-cumulative preference shares, and this avenue is being pursued as a new source of capital to add beneficial diversity to the capital mix and to replenish the capital adequacy surplus.

Nedbank's Business Banking division currently and historically has adopted a provisioning policy of Legal Certainty, which structures the income statement charge at the end of the collection cycle and usually leads to improved recoveries. A number of factors, including higher interest rates, deterioration of the book with age and poor security realisations, exacerbated by a slower court execution process, have led to declining collections in a portion of the non-performing book. This necessitated a re-evaluation of this book, conducted since the half year, which concludes that collections are likely to be below those previously anticipated. In these circumstances, it is appropriate to move towards a more dynamic policy of provisioning which inherently recognises provisions at an earlier stage.

Provisions will therefore be accelerated this year, which will cause an additional charge against 2002 earnings of some R280m after tax. This will also achieve better consistency with the BoE portfolio, after having effected the pre-acquisition write-downs, which will make for an

easier integration. In addition, both portfolios will be more in line with the loan loss impairment requirements of new accounting statement AC 133, which is effective from 1 January 2003.

Nedcor's exposure to the micro-loan industry is held through Peoples Bank, where the exposure is shared with Capital One, and through BoE's Credcor. The Group's net micro-loan exposure of R1.2bn, after provisioning, represents less than one half percent of total group assets of approximately R270bn. Both micro-loan operations are adopting a cautious approach to new lending and provide dynamically at an early stage for potential bad debts. Despite this cautious lending approach, the micro-loan operations are currently reporting losses, against originally budgeted profits, reflecting the difficult conditions of the micro-lending market. The impact on Nedcor's earnings of additional provisions raised in 2002 will be some R50m after tax.

Nedcor intends to account for the above largely once-off bad debt provisions in its 2002 results. While this will adversely impact upon 2002 results, core operational earnings exclusive of these factors are currently satisfactory. The recognition now of the financial impact of these provisions is expected to position Nedcor favourably in the 2003 financial year. Headline earnings, which include the effects of losses arising on translation of integrated foreign operations, are currently depressed by the continuing strength in the value of the Rand.

The investment in Dimension Data was written down to R6.45 per share at 30 June 2002 and will again be marked to market at year-end. At Dimension Data's current market price of R4.00, a further exceptional loss of some R250m would be incurred.

On a longer term basis, the anticipated ongoing benefits of the integration and consolidation process recently announced, and the strength of the combined Group, provide a sound foundation for future growth. Subject to regulatory approval, the integration is on schedule and restructuring is anticipated to commence from January 2003.

With the BoE merger, our primary focus remains on banking in South Africa. Given a stronger and more stable Rand and

higher levels of growth, we remain positive about the period ahead.

OLD MUTUAL PLC

Re: Edmond Warner, Chief Executive, Old Mutual Financial Services

Following the recent sale of various UK subsidiaries, Old Mutual plc announces that Edmond Warner, Chief Executive of Old Mutual Financial Services, has tendered his resignation to pursue other career options. It is expected that Mr Warner will leave the Group at the end of March.

Recently the Group announced the completion of the sale by OMFS of GNI, the derivatives and futures broker, to Man Group plc for a consideration of £100 million. Subsequently the Group announced the conditional sale of Old Mutual Securities, a corporate stockbroker, to Secure Trust plc. An announcement of a replacement for Mr Warner will be made in due course.

Thanking Edmond Warner for his contribution to Old Mutual, Group Chief Executive Jim Sutcliffe said:

"Edmond Warner has made a big contribution over the last three years to the successful international strategy pursued by the Old Mutual Group. With the completion of the sales of the non-core assets the task that Edmond set himself has been largely completed, and we wish him well in his future career."

22 November 2002

ENQUIRIES:

Old Mutual plc, London **Tel: +44 20 7569 0100**
James Poole

College Hill, London **Tel: +44 20 7457 2020**
Tony Friend
Gareth David

College Hill, South Africa **Tel: +27 11 447 3030**
Nicolas Williams

Note to editors:
Edmond Warner joined Old Mutual in 1999 to establish Old Mutual Securities. Prior to joining Old Mutual shortly after the Group listed in the UK, he had a career of 15 years in investment banking as an investment strategist, head of global research at Dresdner Kleinwort Benson, and finally head of pan-European equities at BT Alex Brown.

OLD MUTUAL PLC

Update on current trading and pre-close statement

This announcement contains a report from the Board of Old Mutual plc (the Company) on trading in the ten months ended 31 October 2002 and the outlook anticipated for the year ending 31 December 2002. Nedcor Limited, the Company's separately JSE-listed banking subsidiary gave a detailed update on its own trading on 21 November 2002. The full text of Nedcor's statement is available on the Company's website, www.oldmutual.com.

Old Mutual is in the second phase of its internationalisation. The third quarter of 2002 has seen the Company continue to focus on the key elements of bedding down its US and UK international acquisitions, and growing its franchise in South Africa.

Poor equity markets around the world have made conditions difficult for those of our operations that are equity oriented. However, the diversity of our operations worldwide has ensured our trading has continued to demonstrate considerable resilience. In the US in particular, our equity-oriented businesses are balanced by the fixed interest focus of life insurance businesses. This, together with our leading position in South Africa has sustained earnings at a satisfactory level, although somewhat lower than in the first half. Moreover, our core life assurance businesses have not been affected by the problems, which have afflicted the insurance sector in Europe.

We have made considerable progress in bringing strategic focus to the Group, with the sale of our UK broking arms, GNI and Old Mutual Securities, the sale of further financial affiliates in the US, the sale of NWQ (where we had the opportunity to establish a sales relationship with Nuveen) and the incorporation of Thompson, Siegal & Walmsley, Inc (TSW) into our strategic affiliate holdings. Whilst these sales were earnings dilutive, they have strengthened the Company's capital position and will allow us to concentrate on our core businesses.

Earlier in the year we acquired BoE, the sixth largest bank in South Africa. This makes Nedcor the largest bank in South Africa by many measures, and the integration is a major focus for Richard Laubscher and his team. There are a number of one-off effects of this acquisition that will flow through into our 2002 accounts. It is expected to deliver R900 million per annum in rationalisation and cost synergies for the enlarged Nedcor group by 2005.

Life new business sales to the end of October totalled £3.5 billion, or £507 million on an Annual Premium Equivalent (APE) basis. Strong new business sales at our US life operations have been the highlight, accounting for 58% of the total. South African life sales have so far continued at the levels of the first half, against the backdrop of a declining JSE. At a product level, margins remained similar in this period compared with the first half of the year. Total value of new business for the Group, for the year to 31 October is £92 million.

Assets under management worldwide for retained businesses declined 16% for the year to date, primarily because of the decline in markets. Our US asset management businesses have continued to focus on building distribution capabilities to attract new funds, with net inflows of $3.7 billion for the 10 months to 31 October 2002 much helped by continuing good investment performance.

Relative performance of funds under management at our asset management businesses has been satisfactory, having outperformed weak equity markets over the year to date. Funds managed by our US business have fallen by 10%, compared to a fall of 23% in the US S&P 500, and the UK businesses are 19% lower, compared with a 23% fall for the UK FTSE 100. On an asset-weighted basis, some 80% of our US institutional assets have exceeded their benchmark over a 3 and 5-year period. We derive strength from the diversity of our portfolio of activities, with recent good performance from fixed interest and value-style investment managers in our Group.

The strengthening of the Rand since the beginning of 2002 has benefited the Group's embedded value when expressed in Sterling, which was approximately 100p per share as at 31 October 2002 but has caused significant translation losses at Nedcor, which are consolidated in our results. As in the first half of 2002, the fall in the average exchange rate of the Rand against Sterling between 2001 and 2002 will adversely affect operating profit for our core South African financial services businesses for 2002 when reported in Sterling.

Outlook

We expect the balance of the year broadly to follow recent trends. Our results will always be affected by currency and market levels, but the diversity of our business makes our earnings resilient in a tough environment. Our management team will continue to take strong action to contain expenses where necessary, and to develop products that suit the cautious requirements of the times. We expect to continue to be able to take advantage of the opportunities these conditions afford.

ENQUIRIES:

Old Mutual plc	
James Poole (UK)	Tel: +44 (0) 20 7569 0100
Nad Pillay (SA)	Tel: +27 (0) 21 504 8026 Tel: +27 (0) 82 553 7980
College Hill (UK)	Tel: +44 (0) 20 7457 2020
Gareth David Tony Friend	
College Hill (SA)	Tel: +27 (0) 11 447 3030
Nicholas Williams Robyn Hunt	

Julian Roberts, Group Finance Director, will be hosting a conference call for analysts at 9.30 a.m. GMT (11.30 a.m. South African time) this morning. The call will include a brief introduction followed by an opportunity for questions. To obtain the number prior to 9.30 a.m, analysts can contact Old Mutual plc Investor Relations department on Tel: +44 (0) 20 7569 0166.

25 November 2002

Appendix 1 to Old Mutual plc update on current trading dated 25 November 2002

South Africa - Life Assurance and Asset Management

In the Group's South African life assurance business, new premiums and operating earnings have been impacted by difficult equity markets and rising interest rates in the period since 30 June 2002. For the ten months ended 31 October 2002, operating earnings in Rand terms have advanced only slowly on the 2001 equivalents. New business sales and earnings for the remaining two months of the year may continue to be adversely impacted if poor investment market conditions persist.

APE sales for the first 10 months reached R3,040 million. Margins at a product level and overall are in line with 2001. The total value of new business for the ten months to 31 October 2002 was R773 million, compared to R840 million for the year ended 31 December 2001 and R403 million for the first half of 2002.

Individual Business new recurring premiums have continued to perform well, at levels somewhat higher than in the first half of 2002 and in line with the second half of 2001. The recently launched *Greenlight* flexible range of insurance protection products continues to attract significant inflows. Individual single premium sales are strongly correlated to investment markets and remained at levels similar to the second half of last year. Total Individual Business APE for the ten months to 31 October 2002 was R2,203 million compared to the 2001 full year APE of R2,467 million and the 2002 first half APE of R1,270 million.

New business APE through bancassurance for the year to 31 October 2002 was some 9% up on the same period last year. Further progress has been made on distribution with increases in both the size and the productivity of the sales force and cost control continues to be a focus.

Group Business single premium sales have been strong since the half-year, while new recurring premiums were below the levels achieved in the first half of the year. Total Group Business APE for the ten months was R689 million, which compares with an APE of R354 million for the first half of 2002 and R675 million for the full year 2001. Considerable progress is being made in improving the servicing capabilities of this business, with the first client now successfully transferred onto our new system.

Total client funds managed in South Africa were R252 billion at 31 October 2002. This was marginally down on funds managed of R262 billion at 30 June 2002, primarily reflecting the lower local and global equity markets.

South Africa – Banking

The core operating performance of the Group's 53.2% owned South African banking group, Nedcor, has been satisfactory in challenging conditions and has produced sound

growth compared to the same period in 2001.Growth in advances, excluding the recently acquired BoE, has been very satisfactory at 15%, and retail deposit growth has likewise been positive.

The BoE integration is proceeding well and it is anticipated that annualised cost synergy savings and rationalisation benefits of some R900m before tax will be achieved in 2005. BoE was under stress when it was acquired; however strong returns of deposit flows and good progress have been achieved in most areas as it returns towards expected profit levels.

Nedcor's management has conducted an initial review of the fair value of BoE's assets at acquisition, resulting in a write-down of some R700m, including prudent write-downs of its micro-loan book. In addition, one-off downward adjustments to bring BoE's accounting policies into line with those of the Group will amount to some R170m. After these adjustments, goodwill arising on the acquisition of BoE will be approximately R2.6 billion, giving a price to book ratio of approximately 1.6, which is consistent with findings of the due diligence exercise at acquisition.

With the completion of the acquisition of BoE and the buyout of minority shareholders in Nedcor Investment Bank, Nedcor is launching an issue of non-redeemable, non-cumulative preference shares which will rank as tier 1 capital for capital adequacy purposes and increase the diversity of its capital mix and replenish its capital adequacy surplus.

Nedcor has also undertaken a review of its policy towards bad and doubtful debts and provisioning levels. It is anticipated that additional provisions of R320 million will be charged against earnings this year, including R50 million for loans to the micro-lending market, which has experienced exceptional difficulties during 2002.

Nedcor's investment in Dimension Data will also be reviewed at the year-end. At current market levels, this would lead to a further write-down of R275 million this year.

The strengthening of the Rand in recent weeks is likely to result in significant translation losses on Nedcor's non-Rand based assets. At half-year, with the Rand/Sterling rate at 15.85, translation losses of R436 million were reported, affecting headline operating earnings. If Rand strength continues, Nedcor's headline earnings will be significantly lower than in 2001.

South Africa – General Insurance

Mutual & Federal, our 51%-owned general insurance subsidiary, has achieved growth in premium income for the 10 months to end of October 2002 of 14%. It expects to maintain an improvement on the 2001 results in the second half of this year despite higher claims experience in July and August. Maintaining the improvement in underwriting ratios reported in the first half will depend on an improvement in claims

experience and the steps being taken by management to raise profitability in the final two months of the year.

USA – Life Assurance

The Group's US life operations are substantially the fixed interest annuity product business of Fidelity & Guaranty Life. Performance for the year to date has been highly satisfactory with sales continuing at a high rate, earnings starting to emerge from the good sales achieved earlier in the year and at the end of 2001, and credit experience being satisfactory.

Sales for the four month period 1 July to 31 October 2002 of $1.5 billion represent 206% growth over the same period last year and are at a comparable level to the $2.2 billion achieved in the first half of 2002 despite our action to reduce crediting rates in order to control volumes. As a result we expect volumes in the last quarter to be considerably lower. The value of new business for the first ten months of 2002 was $62.5 million. Margins, at 15%, are ahead of 2001 rates but are slightly lower than the half-year reported results.

At the end of October US life had total assets of $12.1 billion, primarily invested through Old Mutual affiliate Dwight Asset Management, compared with $5.6 billion when we purchased the company and $9.2 billion at 30 June. Under both UK and US statutory reporting methodologies, new sales make a small loss at issue and only marginal profits in the year of issue but require solvency capital immediately. As a result, we expect to have contributed some $250 million in capital during 2002 to support the huge growth.

Since the interim results there have been no exceptional credit problems in the investment portfolio, and default rates in the bonds used to back the policies are within the expected range.

USA – Asset Management

The Group's US asset management business has undergone considerable transformation, including launching new distribution strategies in the retail mutual fund and wrap investment product markets, completing the sale of NWQ, bringing TSW into the strategic group on profit sharing terms and reducing central costs by around $25 million. Further disposals of non-core affiliates have been made in the second half of this year.

At the beginning of the year the Group announced a key target to secure positive cash inflows from investors. This has been one of the most difficult periods the US fund management industry has seen in recent times, so it is satisfying to be able to report that overall the business has recorded net fund inflows of $3.7 billion for the year to date.

The US asset management business achieved strong relative investment performance overall over the year to date, with particularly good performance from our fixed interest and value-style investment managers. Assets under management declined 10% excluding divestitures and net fund flows, compared to a 23% decline for the S&P 500 Index, a 32% decline for the NASDAQ Composite Index, a 16% decline for the Dow Jones Industrial Average, and a 9% gain for the Lehman Brothers Aggregate Bond Index. At 31 October 2002, funds under management totalled $125 billion.

The formation of Old Mutual Investment Partners was announced in October. Its purpose is to enhance distribution capabilities to programme sponsors in the managed account market. Old Mutual Investment Partners will perform sales, marketing and client-service functions for participating Old Mutual member firms.

Synergy between the Group's US life and asset management businesses continues to be strong. Dwight's investment performance on behalf of US life has been good. Analytic Investors have recently been awarded a mandate to manage a specialist portfolio on behalf of the US life business, initially valued at approximately $1.2 billion. The five new funds sub-advised by Old Mutual firms, which were introduced to Pilgrim Baxter's PBHG Funds towards the end of last year, have continued to attract investor assets, with $1.6 billion managed through this platform at the end of October 2002.

Equity markets have shown few signs of sustained recovery, with the main US equity indices hitting new lows for the year at the close of the third Quarter. This, coupled with the sale of NWQ with effect from 1 July, will lead to lower profits in the second half.

UK

Market conditions have also been very difficult in the UK in the second half of the year. The FTSE 100 Index declined by 13% between 30 June and 31 October 2002, and asset-based revenues for the Group's UK businesses have consequently been much reduced. Retail market activity levels have also remained low over this period.

In the light of the declining market conditions and its impact on revenues, strong action has been taken in Gerrard, where sales trends have continued broadly in line with those of the first half. Despite the benefit of a reduced expense base from the management actions in 2001 and the first half of 2002, further cost reduction initiatives, including staff redundancies and branch restructuring during the second half, are expected to result in a charge of up to £5 million this year. OMAM (UK) continues to achieve positive fund flows despite the market conditions.

The successful completion of the sale of GNI to Man Group plc underlines our focus on our core asset accumulation and management activities, releasing capital that can be recycled towards these activities within the Group. Including dividends paid, repayment of subordinated capital and the consideration for GNI equity, total proceeds of the sale were in excess of £125 million. The conditional sale of Old Mutual Securities to Secure

Trust was announced on 11 November 2002 for a consideration equal to the business's net assets plus future payments based on levels of profitability achieved up to a maximum value of £12 million, to be paid in a mixture of cash and loan notes.

With the restructuring of our UK business substantially completed, Edmond Warner, CEO of Old Mutual Financial Services (UK), has tendered his resignation to pursue other career options. He is expected to leave the Group at the end of March 2003.

Balance Sheet

The group continues to manage the capital position prudently and makes sure that capital is available to group subsidiaries where returns are beneficial. Group access to debt and credit markets means that we have been able to secure an attractive funding structure with gearing at year-end expected to be marginally down on the position at the end of 2001.

The South African life assurance business remains well capitalised at 2.3 times the statutory capital adequacy requirement (SCAR) at 31 October 2002. The cover has decreased from 2.6 times at 30 June 2002, which is primarily due to the fall in the South African equity markets and has not experienced any of the capital issues affecting the UK and European life companies.

A review has been carried out of the carrying value of the UK and USA asset management businesses purchased in 2000 and 2001. Despite the reduction in equity markets worldwide, the directors are satisfied that no impairment of these assets will be necessary at year-end.

Forward looking statements

This announcement contains certain forward looking statements with respect to the financial condition and results of operations of Old Mutual plc and Group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

Preliminary Results

Old Mutual plc expects to announce its preliminary results for the year ending 31 December 2002 on 24 February 2003. It is expected that Nedcor Limited will announce its preliminary results on 12 February 2003.

OLD MUTUAL PLC

Nedbank Limited Offer for subscription

Old Mutual plc draws attention to the abridged pre-listing statement issued today by Nedbank Limited ("Nedbank"), a subsidiary of Nedcor Limited, the South African banking group in which Old Mutual has a 53.2% holding, detailing an offer for subscription of 100, 000, 000 non-redeemable non-cumulative preference shares in order to increase its primary capital.

The full text of the Nedbank announcement is available on the JSE Securities Exchange News Service (SENS) and also on Old Mutual's website, www.oldmutual.com. A paper copy of the full Nedbank announcement is available from Investor Relations, Old Mutual plc, 3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER.

27 November 2002

ENQUIRIES:

Old Mutual plc

James Poole (UK)	Tel: +44 (0) 20 7569 0100
Nad Pillay (SA)	Tel: +27 (0) 21 504 8026 Tel: +27 (0) 82 553 7980

NEDBANK

Nedbank Limited

(Incorporated in the Republic of South Africa)
(Registration number 1951/000009/06)
(formerly Nedcor Bank Limited)
("Nedbank" or "the company")

ABRIDGED PRE-LISTING ST
FOR SUBSCRIPTION O
NON-REDEEMABLE NON
PREFERENCE SI
("THE OFFER FOR SUB

The JSE Securities Exchange South Africa ("JSE") has granted approval, subject to the condition referred to in paragraph 5.3 below, for the listing of 200 000 000 pre
Specialist Securities – "Preference Shares" sector of the JSE lists under the abbreviated name "Nedbank-P" with effect from the commencement of trading on Thursda

1. **INTRODUCTION AND HISTORY**
   The Registrar of Banks has indicated that banks will be required to hold a minimum level of statutory primary capital. Nedbank believes that it is opportune to increase its primary capital through the issue of non-redeemable non-cumulative preference shares of a par value of R0,0001 each ("the preference shares"). In addition, the preference shares represent an attractive alternative investment opportunity for the greater investment community.
2. **INFORMATION RELATING TO NEDBANK**
   Nedbank, a wholly owned subsidiary of Nedcor Limited ("Nedcor"), was incorporated in South Africa in 1951. Nedbank is the main operating subsidiary of Nedcor and is a registered bank. Nedcor is listed on the JSE, in the Financials – "Banks" sector. The Nedcor group structure is illustrated below (legal entities are shaded):


Nedcor
100%
Nedcor Investment Bank Holdings
74%
Gerrard Private Bank*
100%
Nedbank
100%
BoE
100%
Cape of Good Hope Bank
Core banking
Technology

Warren Alexander Morten Clewlow	65	OMSG, CA(SA), DEcon (hc)	Barlow Park Katherine Street Sandton 2199
Richard Gray Cottrell	66	CA(SA), FCA, SEP (Stanford)	23A North Road Dunkeld West Johannesburg 2196
Barry Erskin Davison	57	BA (Law and Economics)	28 Harrison Street Johannesburg 2001
Nicholas Dennis (British)	55	BCom (Hons)	85 Bute Lane Sandton 2146
Barry Stuart Hore	42	BCom, AMP (Harvard)	105 West Street Sandown 2196
Prof Brian de Lacy Figaji	58	BSc (Engineering), Dip Tertiary Ed, Med	118 Upper Kenridge Avenue Durbanville 7550
Michael John Levett	63	DEcon Sc(hc), BCom FFA, FIA	Lansdowne House 57 Berkeley Square London W1J 6ER
Johannes Bhekumuzi Magwaza	60	BA, MA (Warwick UK)	Amanzimnyama Hill Tongaat 4400

preference sh
have, howeve
The preferen
of wholesale
opening of t
determine an
Nedbank to b
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4.3 **Controlling**
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21 Novembe
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Name
Stanlib Asset
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Old Mutual S

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ABRIDGED PRE-LISTING STATEMENT, OFFER FOR SUBSCRIPTION OF 100 000 000 NON-REDEEMABLE NON-CUMULATIVE PREFERENCE SHARES ("THE OFFER FOR SUBSCRIPTION")

:xchange South Africa ("JSE") has granted approval, subject to the condition referred to in paragraph 5.3 below, for the listing of 200 000 000 preference shares in the ; – "Preference Shares" sector of the JSE lists under the abbreviated name "Nedbank-P" with effect from the commencement of trading on Thursday, 9 January 2002.

l to hold a minimum
)portune to increase
le non-cumulative
ference shares"). In
:rnative investment

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erating subsidiary of
in the Financials –
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e of
Hope
nk

Technology

Warren Alexander Morten Clewlow	65	OMSG, CA(SA), DEcon (hc)	Barlow Park Katherine Street Sandton 2199
Richard Gray Cottrell	66	CA(SA), FCA, SEP (Stanford)	23A North Road Dunkeld West Johannesburg 2196
Barry Erskin Davison	57	BA (Law and Economics)	28 Harrison Street Johannesburg 2001
Nicholas Dennis (British)	55	BCom (Hons)	85 Bute Lane Sandton 2146
Barry Stuart Hore	42	BCom, AMP (Harvard)	105 West Street Sandown 2196
Prof Brian de Lacy Figaji	58	BSc (Engineering), Dip Tertiary Ed, Med	118 Upper Kenridge Avenue Durbanville 7550
Michael John Levett	63	DEcon Sc(hc), BCom FFA, FIA	Lansdowne House 57 Berkeley Square London W1J 6ER
Johannes Bhekumuzi Magwaza	60	BA, MA (Warwick UK)	Amanzimnyama Hill Tongaat 4400

preference shares subscribed for in terms of this offer for subscription. There have, however, been no consolidations or subdivisions of the preference shares.

The preference shares were allotted pursuant to a dutch auction to a number of wholesale investors in accordance with their levels of demand prior to the opening of the offer for subscription. The reason for the book-build was to determine an appropriate percentage of the prime overdraft rate of interest of Nedbank to be used to determine the dividend on the preference shares. The shares will not be issued prior to the closing of the offer for subscription in order to ensure that all listed preference shares have the same entitlement to a dividend for the period ending 30 June 2003. The preference shares rank *pari passu* in all respects with the preference shares offered in the Pre-Listing Statement to be issued today ("the Pre-Listing Statement"). A list of the material preference shareholders (to whom the preference shares have been allotted but not yet issued) is set out in paragraph 4.3 below.

4.3 Controlling and major shareholders

Nedbank's entire ordinary share capital was held by Nedcor as at 21 November 2002. The following are the only preference shareholders to whom more than 5% of Nedbank's preference share capital has been allotted:

Name	Number of preference shares allotted	% of initial allocation
Stanlib Asset Management	25 000 000	25
Public Investment Commissioners	20 000 000	20
Old Mutual Specialised Finance	20 000 000	20


Investment Bank Holdings
Private Bank*
Nedbank
BoE
Good Hope Bank
Core banking
Technology
70%
50,1%
Retail Division
Peoples Bank**
Commercial Division
Corporate Division
Imperial Bank
International & Treasury Division
Technology & Operations Division
Technology Investments
Strategic banking alliances (include Gerrard Private Bank and Imperial Bank)
Capital One
Pick 'n Pay
JD Group
Old Mutual
Acturis Aplitec
Dimension Data
The Internet Solution
IQ Business Group
Miraculum
Nihilent

* Registered in the Isle of Man.
** Formerly FBC Fidelity Bank Limited.

Nedbank provides banking services to the retail, commercial, corporate and international markets. Its 70%-held subsidiary, Peoples Bank Limited, services the low-to-middle income retail market. Its 50,1%-owned subsidiary, Imperial Bank Limited specialises in automotive and aviation loans.

On 28 October 2002 Nedcor made various announcements on the Securities Exchange News Service of the JSE ("SENS") relating to the restructuring of the Nedcor Group and future branding, subject to certain regulatory approvals. It was announced that Nedcor will incorporate BoE Private Bank, Syfrets Wealth Management, Syfrets Trust, BoE Personal Stockbrokers and the private client asset management component of Franklin Templeton NIB Investments into a 50/50 joint venture with Old Mutual. Old Mutual will acquire 100% of BoE's Edge multi-manager, NIBi Multi-Manager and BoE Investment Administrators. BoE Life Assurance will be placed in another 50/50 joint venture with Old Mutual. A controlling stake in BoE Asset Management will be sold to AKA Capital, a black empowerment private equity and investment group.

Subject to approval of the Minister of Finance, in terms of section 54 of the Banks Act, the Nedcor Group will hand back four domestic banking licences. The licences that will be retained are those of Nedbank, Peoples Bank Limited, Imperial Bank Limited and Gerrard Private Bank Limited. Relevant business units and banking operations of BoE Limited, Nedcor Investment Bank Holdings Limited and Cape of Good Hope Bank Limited will be transferred to Nedbank. The effect of this rationalisation of the Nedcor Group is that the lion's share of Nedcor's operations will be housed in Nedbank.

3. DIRECTORS

The full names, ages, qualifications, nationalities (if not South African) and addresses of the directors are set out below:

		FFA, FIA	57 Berkeley Square London W1J 6ER
Johannes Bhekumuzi Magwaza	60	BA, MA (Warwick UK)	Amanzimnyama Hill Tongaat 4400
Mafika Edmund Mkwanazi	48	BSc (Maths), BSc (Electrical Engineering)	49th Floor Carlton Centre 150 Commissioner Street Johannesburg
Stuart Grant Morris	56	BCom, CA(SA)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Derek Geoffrey Sidney Muller	50	BCom, CA(SA), AMP (Harvard)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Maduke Lot Ndlovu	51	Dip LR (Unisa), MAP (Wits), EDP (North Western USA)	100 Main Street Johannesburg 2001
Phuthuma Freedom Nhleko	42	BSc, MBA	3 Alice Lane Sandton 2196
Thembalihle Hixonia Nyasulu	48	BA, EDP	8 Queen Mary Avenue Umbilo 4001
Julian Victor Frow Roberts (British)	45	BA Hons (Stirling), FCA	3rd Floor Lansdowne House 57 Berkeley Square London W1J 6ER
Anthony Adrian Routledge	54	BCom, CA(SA)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Cedric Michael Langton Savage	63	BSc, MBA, ISMP	Amanzimnyama Hill Tongaat 4400
James Harry Sutcliffe (British)	46	BSc	3rd Floor Lansdowne House 57 Berkeley Square London W1J 6ER

4. SHARE CAPITAL OF NEDBANK

4.1 Authorised and issued share capital

The authorised and issued share capital of Nedbank before and after the offer for subscription, assuming that all the preference shares up to the maximum aggregate value of R1 billion are allotted and issued, is set out below:

	R'000
Before the offer for subscription	
Authorised share capital	
30 000 000 ordinary shares of R1,00 each	30 000

Name
Stanlib Asset
Public Investi
Old Mutual S
Nedbank Syf
BoE Private E
Melville Dou
Eskom Pensic
Nedcor's enti
Nedbank is a
5% of Nedco

Name
Old Mutual p
Public Investi

5. DETAILS OF TI
5.1 Particulars
Issue and offe
(which repre
Minimum Ra
as principal
Aggregate nu
Amount raise
(if fully subs
5.2 Time and d
Opening date
subscription
Closing date
subscription
Proposed listi
5.3 Condition t
Application h
the Specialist
condition tha
requisite spre
6. SALIENT FEAT
The preference sl
declared, are pay
ordinary dividen
and 31 Decembe
6.1 Voting right
The preferer
prescribed ur
will only be
declared) or


Hope
nk
Technology
Technology & Operations Division
Technology Investments
Acturis Aplitec
Dimension Data
The Internet Solution
IQ Business Group
Miraculum
Nihilent

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.imited, services the
liary, Imperial Bank

s on the Securities
restructuring of the
ry approvals. It was
nk, Syfrets Wealth
e private client asset
its into a 50/50 joint
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; units and banking
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J The effect of this
Nedcor's operations

south African) and

		FFA, FIA	57 Berkeley Square London W1J 6ER
Johannes Bhekumuzi Magwaza	60	BA, MA (Warwick UK)	Amanzimnyama Hill Tongaat 4400
Mafika Edmund Mkwanazi	48	BSc (Maths), BSc (Electrical Engineering)	49th Floor Carlton Centre 150 Commissioner Street Johannesburg
Stuart Grant Morris	56	BCom, CA(SA)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Derek Geoffrey Sidney Muller	50	BCom, CA(SA), AMP (Harvard)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Maduke Lot Ndlovu	51	Dip LR (Unisa), MAP (Wits), EDP (North Western USA)	100 Main Street Johannesburg 2001
Phuthuma Freedom Nhleko	42	BSc, MBA	3 Alice Lane Sandton 2196
Thembalihle Hixonia Nyasulu	48	BA, EDP	8 Queen Mary Avenue Umbilo 4001
Julian Victor Frow Roberts (British)	45	BA Hons (Stirling), FCA	3rd Floor Lansdowne House 57 Berkeley Square London W1J 6ER
Anthony Adrian Routledge	54	BCom, CA(SA)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Cedric Michael Langton Savage	63	BSc, MBA, ISMP	Amanzimnyama Hill Tongaat 4400
James Harry Sutcliffe (British)	46	BSc	3rd Floor Lansdowne House 57 Berkeley Square London W1J 6ER

4. SHARE CAPITAL OF NEDBANK

4.1 Authorised and issued share capital

The authorised and issued share capital of Nedbank before and after the offer for subscription, assuming that all the preference shares up to the maximum aggregate value of R1 billion are allotted and issued, is set out below:

	R'000
Before the offer for subscription	
Authorised share capital	
30 000 000 ordinary shares of R1,00 each	30 000

Name	Number of preference shares allotted	% of initial allocation
Stanlib Asset Management	25 000 000	25
Public Investment Commissioners	20 000 000	20
Old Mutual Specialised Finance	20 000 000	20
Nedbank Syfrets Private Bank	12 700 000	12,7
BoE Private Bank	7 800 000	7,8
Melville Douglas	6 500 000	6,5
Eskom Pension Fund	5 000 000	5

Nedcor's entire issued ordinary share capital is listed on the JSE. So far as Nedbank is aware, the following are the only shareholders holding more than 5% of Nedcor's issued share capital:

Name	Number of shares held	Percentage shareholding
Old Mutual plc group	130 560 916	50,99
Public Investment Commissioners SA	18 603 386	7,60

5. DETAILS OF THE OFFER FOR SUBSCRIPTION

5.1 Particulars of the offer for subscription

Issue and offer price per preference share (which represents a premium of R9,999 per preference share)	R10
Minimum Rand value of subscription per subscriber acting as principal	R100 000
Aggregate number of preference shares offered	100 000 000
Amount raised in terms of the offer for subscription (if fully subscribed)	R1 000 000 000

5.2 Time and date of the opening and closing of the offer for subscription

Opening date of offer for subscription (09:00)	Wednesday, 27 November 2002
Closing date of the offer for subscription (16:00)	Friday, 20 December 2002
Proposed listing date (09:00)	Thursday, 9 January 2003

5.3 Condition to the listing

Application has been made to the JSE to list 200 000 000 preference shares in the Specialist Securities – "Preference Shares" sector. The listing is subject to the condition that Nedbank meets the requirements of the JSE in respect of the requisite spread of preference shareholders.

6. SALIENT FEATURES OF THE PREFERENCE SHARES

The preference shares are non-redeemable and non-cumulative, and dividends, if declared, are payable semi-annually on the earlier of a week prior to the Nedcor ordinary dividend payment dates, if any, and in any event 120 days after 30 June and 31 December.

6.1 Voting rights

The preference shares are non-voting, save for in those circumstances prescribed under section 194 of the Companies Act. Preference shareholders will only be entitled to vote during periods when a dividend (which has been declared) or any part of it remains unpaid after the due date for payment and

rationalisation of the Nedcor Group is that the lion's share of Nedcor's operations will be housed in Nedbank.

3. **DIRECTORS**

The full names, ages, qualifications, nationalities (if not South African) and addresses of the directors are set out below:

Full names	Age	Qualifications	Address
Christo Ferro Liebenberg	68	CAIB(SA), FIBSA, AMP (Harvard), DCom(hc)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Peter Gowar Joubert	69	BA, DPWM, AMP (Harvard)	Isle of Houghton Lower Ground Floor Harrow Court 1 Boundary Road Houghton 2198
Prof Michael Mervyn Katz	58	BCom, LLB, LLM, LLD(hc)	Edward Nathan & Friedland 4th Floor The Forum 2 Maude Street Sandown 2196
Richard Charles Montague Laubscher	51	BCom (Hons), AMP (Harvard), FIBSA	Nedcor Sandton 135 Rivonia Road Sandown 2196
Christopher John Watkins Ball	62	Dip Iuris, MA	4 Gardenia Lane Constantia
Dr Izak Johannes Botha	53	DCom	Nedcor Sandton 135 Rivonia Road Sandown 2196
Thomas Andrew Boardman	52	BCom, CA(SA)	Clock Tower Precinct V&A Waterfront Cape Town 8001

aggregate value of R1 billion are allotted and issued, is set out below:

	R'000
Before the offer for subscription	
Authorised share capital	
30 000 000 ordinary shares of R1,00 each	30 000
300 000 000 non-redeemable non-cumulative preference shares of R0,001 each	300
Total authorised share capital	30 300
Issued share capital	
21 518 000 ordinary shares of R1,00 each	21 518
0 non-redeemable non-cumulative preference shares of R0,001 each*	–
Share premium*	2 047 000
Total issued share capital (including share premium)	2 068 518
After the offer for subscription	
Authorised share capital	
30 000 000 ordinary shares of R1,00 each	30 000
300 000 000 non-redeemable non-cumulative preference shares of R0,001 each	300
Total authorised share capital	30 300
Issued share capital	
21 518 000 ordinary shares of R1,00 each	21 518
200 000 000 non-redeemable non-cumulative preference shares of R0,001 each*	200
Share premium*	4 046 800
Total issued share capital (including share premium)	4 068 518

*100 000 000 preference shares were allotted but not issued to certain institutions prior to the opening of this offer for subscription, further details of which are set out in 4.2. and 4.3 below.

4.2 **Alterations to share capital**

There has been a single offer and allotment of the preference shares in the preceding three years. These shares will be issued on the same date as the

6.1 **Voting right**

The preferer
prescribed ur
will only be e
declared) or a
when resolu
preference sl
resolution for

6.2 **Entitlement**

Preference sl
company tha
dividends to
company no
preference ca
of Nedbank fı
shares, being
annual instal

7. **LISTING ON TI**

The JSE has grant
paragraph 5.3 abc
"Nedbank-P" in tl
with effect from t

8. **COPIES OF THI**

Copies of the Pre
Friday, 20 Decem
– Nedbank, Nedc
– Nedcor Investm
– Investec Securi
– Computershare

Johannesburg
27 November 2002

Investment bank and joint sponsor

NEDCOR INVESTMENT BANK

Corporate law advisers and consultants

EDWARD NATHAN & FRIEDLAND
CORPORATE LAW ADVISERS & CONSULTANTS

Lead sponsor

Investec Securities
Investec Securities Limited
Member of the JSE
(Registration number 1972/008905/06)

KPMG

Nedcor's operations

;outh African) and

Address
Nedcor Sandton 135 Rivonia Road Sandown 2196
Isle of Houghton .ower Ground Floor Harrow Court 1 Boundary Road Houghton 2198
Edward Nathan & Friedland 4th Floor The Forum 2 Maude Street Sandown 2196
Nedcor Sandton 135 Rivonia Road Sandown 2196
4 Gardenia Lane Constantia
Nedcor Sandton 135 Rivonia Road Sandown 2196
lock Tower Precinct V&A Waterfront Cape Town 8001

aggregate value of R1 billion are allotted and issued, is set out below:

	R'000
Before the offer for subscription	
Authorised share capital	
30 000 000 ordinary shares of R1,00 each	30 000
300 000 000 non-redeemable non-cumulative preference shares of R0,001 each	300
Total authorised share capital	30 300
Issued share capital	
21 518 000 ordinary shares of R1,00 each	21 518
0 non-redeemable non-cumulative preference shares of R0,001 each*	–
Share premium*	2 047 000
Total issued share capital (including share premium)	2 068 518
After the offer for subscription	
Authorised share capital	
30 000 000 ordinary shares of R1,00 each	30 000
300 000 000 non-redeemable non-cumulative preference shares of R0,001 each	300
Total authorised share capital	30 300
Issued share capital	
21 518 000 ordinary shares of R1,00 each	21 518
200 000 000 non-redeemable non-cumulative preference shares of R0,001 each*	200
Share premium*	4 046 800
Total issued share capital (including share premium)	4 068 518

*100 000 000 preference shares were allotted but not issued to certain institutions prior to the opening of this offer for subscription, further details of which are set out in 4.2. and 4.3 below.

4.2 **Alterations to share capital**

There has been a single offer and allotment of the preference shares in the preceding three years. These shares will be issued on the same date as the

6.1 **Voting rights**

The preference shares are non-voting, save for in those circumstances prescribed under section 194 of the Companies Act. Preference shareholders will only be entitled to vote during periods when a dividend (which has been declared) or any part of it remains unpaid after the due date for payment and when resolutions are proposed that directly affect any rights attaching to the preference shares or the interests of preference shareholders, including a resolution for the winding up of the company or for the reduction of its capital.

6.2 **Entitlements to dividends**

Preference shareholders will be entitled to receive out of the profits of the company that it determines to distribute, in priority to any payment of dividends to the holders of any other class of shares in the capital of the company not ranking prior to the preference shares, a non-cumulative preference cash dividend equivalent to 75% of the prime overdraft interest rate of Nedbank from time to time multiplied by the deemed value of the preference shares, being R10,00, held by a preference shareholder, payable in two semi-annual instalments.

7. **LISTING ON THE JSE**

The JSE has granted a listing, subject to the fulfillment of the condition referred to in paragraph 5.3 above, of 200 000 000 preference shares under the abbreviated name "Nedbank-P" in the Specialist Securities – "Preference Shares" sector of the JSE lists with effect from the commencement of trading on Thursday, 9 January 2003.

8. **COPIES OF THE PRE-LISTING STATEMENT**

Copies of the Pre-Listing Statement may be obtained during business hours until Friday, 20 December, 2002 from:
- Nedbank, Nedcor Sandton, 135 Rivonia Road, Sandown;
- Nedcor Investment Bank Limited, 1 Newtown Avenue, Killarney;
- Investec Securities Limited, 100 Grayston Drive, Sandown, and
- Computershare Investor Services Limited, 70 Marshall Street, Johannesburg.

Johannesburg
27 November 2002

te law advisers and consultants

/ARD NATHAN
RIEDLAND
TE LAW ADVISERS & CONSULTANTS

Lead sponsor

Investec
Securities
Investec Securities Limited
Member of the JSE
(Registration number 1972/008905/06)

Joint auditors

KPMG

Deloitte & Touche
Deloitte & Touche Chartered Accountants (SA)
Registered accountants and auditors

OLD MUTUAL PLC

Agreement to sell King & Shaxson Bond Brokers Limited to Phillip Securities (UK) Limited

Old Mutual plc ("Old Mutual") is pleased to announce that it has entered into a conditional agreement to sell King & Shaxson Bond Brokers Limited ("KSBB") to Phillip Securities (UK) Limited ("Phillip Securities"), a wholly-owned subsidiary of Phillip Brokerage Pte. Limited, a Singapore registered financial services group. The transaction is subject to regulatory approval in London.

Edmond Warner, CEO Old Mutual Financial Services, commented:

"With the agreement to sell the King & Shaxson Bond Brokerage business to Phillip Securities, the planned restructuring of the portfolio of businesses acquired with the purchase of Gerrard Group plc by Old Mutual plc in June 2000 has now been completed. I am pleased that the future of the business and its important client relationships have been secured."

Old Mutual was advised by Old Mutual Securities Limited.

5 December 2002

ENQUIRIES:

Old Mutual plc, London James Poole	**Tel: +44 20 7569 0100**
Old Mutual Financial Services Edmond Warner	**Tel: +44 20 7002 4000**
Old Mutual South Africa Nad Pillay	**Tel: +27 82 553 7980**

Notes to Editors:

Phillip Securities is part of the worldwide Phillip Group of Companies, an integrated financial services group with offices in 10 countries: Australia, France, Hong Kong, Indonesia, Japan, Malaysia, Singapore, Sri Lanka, Thailand and the United Kingdom. Established in 1975, the group employs more than 1,700 people worldwide and thrives on its core competency in the distribution of financial products by leveraging on technology.

KSBB is one of the City's leading bond brokers, specialising in UK gilts and other bonds including overseas government bonds and eurobonds. KSBB's business includes the gilt inter-dealer broker, Dowgate. KSBB has traded profitably every year since it began in 1996 and its association with Phillip Securities should bring immediate benefits to the business, including access to a new client base and new products.

Press Release
For embargo until completion of SPA agreement on 4 Dec 2002

Phillip Securities (UK) Limited is delighted to announce the acquisition today of King & Shaxson Bond Brokers (KSBB) from Old Mutual plc, subject to regulatory approval.

Phillip Securities (UK) Ltd is part of the worldwide Phillip Group of Companies; an integrated financial services company with offices in 10 countries: Australia, France, Hong Kong, Indonesia, Japan, Malaysia, Singapore, Sri Lanka, Thailand and United Kingdom. Established in 1975, the Group employs more than 1,700 people worldwide and thrives on its core competency in the distribution of financial products by leveraging on technology.

KSBB is one of the City's leading bond brokers, specialising in UK gilts, including the gilt inter-dealer broker, Dowgate, and other bonds including overseas government bonds and eurobonds. KSBB is on track to achieve record profits in 2002 and has traded profitably every year since it began in 1996. The link with Phillip will bring immediate benefits in access to a new client base and new products.

Mr Lim Hua Min, Executive Chairman of the Phillip Group, commented: "I am delighted with the purchase of KSBB, which will increase our access to the international bond markets here in London and benefit our client base in Asia. We are definitely keen to explore investment opportunities in the marketplace as I believe that this is a good time to consolidate, build and expand in the UK through acquisition growth."

Contacts:

Jeffrey Goh
Executive Director, Phillip Securities (UK) Limited
Telephone: 020 7283 4057

David Wileman
CEO, King & Shaxson Bond Brokers Limited
Telephone: 020 7776 2630

OLD MUTUAL PLC

Old Mutual Financial Services appointment of Deputy Chairman

Old Mutual plc announces that Hasan Askari, currently a non-executive Director of Old Mutual Financial Services (UK) plc ("OMFS"), will become Deputy Chairman of OMFS. He will assume his new responsibilities on 1st February, 2003.

OMFS comprises all the activities of Old Mutual plc in the United Kingdom and Europe (Gerrard plc, the country's largest private client stockbrokers, Old Mutual Asset Managers (UK) Limited, GNI Fund Management Limited, Selestia Limited and Palladyne Asset Management BV). Mr. Askari will also be a member of the Old Mutual plc Executive Committee.

Hasan Askari joined the Old Mutual Group in 1999 as a Senior Advisor. Previously, he was a Managing Director of Barclays Capital (formerly known as BZW), a global investment bank, part of Barclays Bank plc.

Welcoming the appointment of Mr. Askari to this additional position at OMFS, the Old Mutual Group Chief Executive, Jim Sutcliffe said:

"Hasan Askari has considerable experience of the U.K. and international financial services markets. Since joining Old Mutual, he has been a key Board member of OMFS and I am very pleased to have someone of his calibre in this key role. He plays an important role in the top management team and I look forward to working more closely with him."

6 December 2002

For further information

Old Mutual plc
James Poole — Tel: +44 (0)20 7569 0100
Julie Saxton — Tel: +44 (0)20 7569 0133

Old Mutual SA
Nad Pillay — Tel: + 27 (0)82 553 7980

College Hill — Tel: +44 (0)20 7457 2020
Tony Friend
Gareth David

Note to Editors

Hasan Askari has been a Director of Old Mutual Financial Services (UK) plc, the holding company for Old Mutual's activities in the United Kingdom and Europe, since its inception and is Deputy Chairman of OM Kotak Mahindra Life Insurance Company Limited, Old Mutual's associate company in India.

Mr. Askari has had considerable experience in senior management roles within major financial institutions, including parts of Barclays and UBS Warburg. He started his career in the City of London in 1975 with SG Warburg & Co. Ltd. (now UBS Warburg) and has since worked for JP Morgan Chase in Hong Kong and BZW (now Barclays Capital) in Tokyo and London. He retired as Managing Director of Barclays Capital in 1999.

Mr. Askari was educated at the University of Oxford. He is married with two children and his interests include cricket and South Asian art and textiles. He is a Trustee of the British Museum and of the Great Ormond Street Hospital for Children in London. He has also been elected a Fellow of the Royal Asiatic Society in London.

- LOGO -

Nedbank Limited

(Incorporated in the Republic of South Africa)

(Registration number 1951/000009/06)

(formerly Nedcor Bank Limited)

Share code: NBPK

ISIN no.: ZAE000043667

("Nedbank" or "the company")

CHANGE TO THE LISTING DATE OF NEDBANK'S NON-REDEEMABLE NON - CUMULATIVE PREFERENCE SHARES ("THE PREFERENCE SHARES")

The company refers to the abridged Pre-Listing Statement that appeared on the Securities Exchange News Service and in the press on 27 November 2002, and the Pre-Listing Statement dated 27 November 2002, where it was stated the preference shares would be listed on the JSE Securities Exchange South Africa on 9 January 2003. The listing of and trade in the preference shares will now commence on 24 December 2002.

Johannesburg

18 December 2002

Investment bank and joint sponsor

Nedcor Investment Bank

Lead sponsor

Investec Securities Limited